UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7)	☒

Kabushiki Kaisha Kioritz
Shindaiwa Kougyou Kabushiki Kaisha
(Name of Subject Company)

Kioritz Corporation
Shindaiwa Corporation
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Kioritz Corporation
Shindaiwa Corporation
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Kioritz Corporation
Attn: Makoto Ito
Operating Officer, General Manager of Finance & Accounting Department
7-2, Suehirocho 1-chome, Ohme, Tokyo, 198-8711, Japan
Phone: +81-428-32-6118

Shindaiwa Corporation
Attn: Shigeharu Owa
Director, General Manager of Administration Division
6-2-11 Ozuka-Nishi, Asaminami-ku, Hiroshima, 731-3167, Japan
Phone: +81-82-849-2001
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

Total pages: 134 pages

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit Number	
(1)	Convocation Notice of Kioritz Corporation dated June 9, 2008
(2)	Convocation Notice of Shindaiwa Corporation dated June 9, 2008

Item 2. Informational Legends

The required legend is included on prominent portions of the document referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Kioritz Corporation is submitting to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KIORITZ CORPORATION

By: /s/ Y. Kitazume

Name: Yasuhiko Kitazume

Title: Representative Director and President

Date: June 10, 2008

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHINDAIWA CORPORATION

By: Y. Asamoto

Name: Yasushi Asamoto

Title: Representative Director and President

Date: June 10, 2008

Exhibit (1)

Securities Code 6313
June 9, 2008

To Our Shareholders

Representative Director and
President: Yasuhiko Kitazume
KIORITZ CORPORATION
1-7-2, Suehiro-cho, Ome-shi, Tokyo

CONVOCATION NOTICE OF THE EXTRAORDINARY MEETING OF SHAREHOLDERS

KIORITZ CORPORATION (the "Company") will be holding an extraordinary meeting of shareholders and requests your attendance. The meeting will be held as described below.

If you are unable to attend the meeting, you can exercise your voting rights in writing. Please review the "Reference Materials for the Extraordinary Meeting of Shareholders" described later and exercise your voting rights by 5:15 p.m. of June 26, 2008 (Thursday).

1. **Date/Time:** June 27, 2008 (Friday) 10:00AM
2. **Venue:** 1-7-2, Suehiro-cho, Ome-shi, Tokyo
   Conference Room, 3F Head Office of Kioritz Corporation
3. **Meeting Agenda:**
   Matters to be Resolved:
   - **1st Agenda:** Establishment of a parent company through share transfer
   - **2nd Agenda:** Partial amendments to the Articles of Incorporation

* When you arrive at the meeting, please submit the enclosed voting right exercise form to the reception desk at the site of the meeting.

* In the event that the attached reference materials for the extraordinary meeting of shareholders need to be modified, the Company will post such modification on its website (http://www.kioritz.co.jp/).

Reference Materials for the Extraordinary Meeting of Shareholders

Propositions and Information:

1st Agenda: Establishment of a Parent Company through Share Transfer

1. Reason for the Share Transfer

In every market which targets maintaining greenery all over the world, one of the businesses on which Kioritz Corporation (the "Company") and Shindaiwa Corporation ("Shindaiwa") focus is the manufacture and sale of outdoor power equipment with compact engines. In recent years, the outdoor power equipment industry has seen increased price competition from developing countries, in addition to continued international market reorganization, and increasing competition on a global level. Furthermore, in addition to the diversification of market demand, both companies are literally in a battle for survival with other companies as a result of factors such as the U.S. and other countries responding technologically to emissions standards in the last ten years.

Under these circumstances, the Company and Shindaiwa, on the basis of their existing amicable relationship; entered into a business and capital alliance agreement aimed at producing attractive and globally competitive products and enhanced product lineups, and establishing innovative development and production systems which would facilitate the realization of such goal. As a result of broad-ranging considerations conducted since then in each division, including development, purchasing, production, distribution and sales, among others, with respect to the possibility of sharing management resources while achieving the goals of the alliance, the effects of the alliance, in areas such as the complementary supply of products and the collaborative development of new products, are yielding results already.

However, the two companies reached the conclusion that in order to further improve the efficiency and pace with which internationally-focused strategic development is put into practice, and to promote the further enhancement of corporate value in the increasingly-competitive environment, shared ownership and management integration is the ideal choice.

The Company supplies its high quality "ECHO" brand products, which center around compact engine technology and are produced in production bases in Japan, the U.S. and China, all over the world through its international sales network, and continues to develop as the leading manufacturer of outdoor power equipment. In addition to this, the Company has also become a leading company for domestic agricultural machine maintenance in which the Company has developed from its own pest-control technology.

In addition to successfully commercializing its 4-cycle engine C4 Technology®, which passes the highest level of global emissions standards, in the compact engine field, Shindaiwa has also established a unique position for itself in each product market aimed at professionals as an advanced manufacturer holding several global patent technologies in fields such as welders and generators, and is continuing to explore new business opportunities in domestic and overseas markets, including the U.S.

The Company and Shindaiwa believe that the management integration synergies to be gained through the shared ownership, consolidation and supplementation of the management resources of both companies, including the specialized development and manufacturing technologies and sales systems which both companies have built up, will be substantial.

As a machinery and equipment manufacturing group whose business centers around agricultural machine maintenance; generator equipment and outdoor power equipment, Yamabiko Corporation ("Yamabiko"), a joint holding company to be established through a share transfer (the "Share Transfer"), hopes to improve the overall corporate value of the group and continue to fulfill the expectations of all of its stakeholders, while continuing to value the respective corporate cultures, brands and histories of the Company and Shindaiwa, and contributing to society through its corporate activities.

The basic strategies and anticipated benefits as a result of the management integration are as follows:

(a) Taking the utmost advantage of the brand power of the three "ECHO" "Shindaiwa" and "Kioritz" brands which are owned by the Company and Shindaiwa, developing a global marketing strategy that effectively uses each of the specialized sales and distribution networks, expanding the business and improving its efficiency.

(b) Through the cooperative use and integration of unique technologies such as technology used in the development and manufacture of compact engine products, technology related to pest-control machinery and technology related to generator equipment, decreasing the time needed for product development and commercialization and expanding the product lineup for more diversified markets.

(c) Combining the respective production facilities, manufacturing technologies and material procurement networks currently held by the Company and Shindaiwa, and taking advantage of economies of scale to reduce costs, while aiming for improvements to product quality and productivity.

(d) Improving the management services, including the financial and information systems, of Yamabiko, the Company and Shindaiwa in pursuit of optimization as a group, restructuring, eliminating and consolidating as necessary, and improving services.

(e) In order to respond promptly and accurately to the expansion of operations, or to changes in the market or the industry, prioritizing efforts to restructure the businesses, and promoting the establishment of a more robust financial health and a secure revenue base.

For the above purposes above, we would like to ask for your approval with respect to the incorporation of "Yamabiko Corporation", a parent company, and making the Company and Shindaiwa its wholly owned subsidiaries through the Share Transfer which will be conducted jointly by the Company and Shindaiwa pursuant to Article 772 of the Company Law of Japan.

2. Contents of the Share Transfer Plan

Share Transfer Plan (Copy)

Kioritz Corporation ("Kioritz") and Shindaiwa Corporation ("Shindaiwa") reached an agreement to conduct a joint share transfer, and accordingly, Kioritz and Shindaiwa plan the share transfer as follows (the "Share Transfer Plan").

Article 1 (Share Transfer)

Pursuant to the provisions of the Share Transfer Plan, Kioritz and Shindaiwa shall jointly transfer all issued and outstanding shares of Kioritz and Shindaiwa to their new parent company ("Yamabiko"), in exchange for shares of common stock of Yamabiko, upon the incorporation of Yamabiko (the "Share Transfer").

Article 2 (Matters to be Described in the Articles of Incorporation of Yamabiko)

The Articles of Incorporation of Yamabiko shall include the purpose, trade name, location of head office, total number of authorized shares as well as any other matters set forth in the "Articles of Incorporation of Yamabiko Corporation" attached herewith.

Article 3 (Names of Directors, Statutory Auditors and Accounting Auditor of Yamabiko at the time of Incorporation)

(1)	Directors:	Yasushi Asamoto (Chairman) Yasuhiko Kitazume (President) Hideaki Kawai Noboru Iwamoto Takeshi Sasaki Katsuyuki Maeda Shigeki Kondo
(2)	Statutory Auditors:	Masatoshi Miyahara Shigeharu Owa Masato Tanaka (Outside Auditor) Tetsuo Yamashita (Outside Auditor)
(3)	Accounting Auditor:	Toyo Horwath

Article 4 (Shares to be allocated by Yamabiko at the Share Transfer)

1. Yamabiko shall deliver, in exchange for the shares of Kioritz and Shindaiwa held by their respective shareholders, its shares of common stock to the shareholders of Kioritz and Shindaiwa in the aggregate of (1) the number of shares calculated by multiplying 0.123 by the total number of issued and outstanding shares of Kioritz as of the end of the day prior to the Date of Incorporation (defined below), and (2) the number of shares calculated by multiplying 0.1 by the total number of issued and outstanding shares of Shindaiwa as of the end of the day prior to the Date of Incorporation (provided, however, that shares constituting less than a whole unit shall be omitted).

2. Yamabiko shall allocate the shares described in the preceding paragraph to the shareholders of Kioritz and Shindaiwa listed or recorded on the register as of the end of the day prior to the Date of Incorporation (including the beneficial shareholders' register, the same shall apply hereinafter) as follows (provided, however, that Kioritz and Shindaiwa shall be deemed to be holding the shares of any shareholders who exercise their appraisal rights pursuant to Article 806 of the Company Law of Japan):

(1) 0.123 shares of common stock of Yamabiko shall be allocated in exchange for one share of common stock of Kioritz

(2) 0.1 shares of common stock of Yamabiko shall be allocated in exchange for one share of common stock of Shindaiwa

Article 5 (Paid-in Capital and Reserve)

The amount of paid-in capital and reserve of Yamabiko at the time of incorporation are as follows:

(1) Paid-in Capital: 6 billion yen

(2) Capital Reserve: 1.5 billion yen

(3) Earned Reserve: 0 yen

Article 6 (Date of Incorporation)

The date of incorporation of Yamabiko (the "Date of Incorporation") shall be December 1, 2008. The Date of Incorporation may be changed, upon consultation between Kioritz and Shindaiwa, if such change is necessary to consummate the Share Transfer or for any other reasons.

Article 7 (General Meeting of Shareholders to Approve the Share Transfer)

1. Kioritz shall hold an extraordinary meeting of shareholders on June 27, 2008 to propose the Share Transfer Plan and matters necessary to consummate the Share Transfer for approval.
2. Shindaiwa shall hold an ordinary general meeting of shareholders on June 27, 2008 to propose the Share Transfer Plan and matters necessary to consummate the Share Transfer for approval.
3. The date of the shareholders' meetings described in the preceding two paragraphs may be changed, upon consultation between Kioritz and Shindaiwa, if such change is necessary to consummate the Share Transfer or any other reasons.

Article 8 (Listing of Shares of Yamabiko)

Yamabiko plans to list its shares on the Tokyo Stock Exchange on the Date of Incorporation.

Article 9 (Administrator of Shareholders' Register)

The administrator of the shareholders' register of Yamabiko shall be The Chuo Mitsui Trust and Banking Company, Limited.

Article 10 (Distribution of Surplus)

1. Kioritz shall distribute up to 5 yen per share from its surplus to its shareholders or registered pledgees who are listed or recorded on its shareholders' register as of November 30, 2008.
2. Shindaiwa shall distribute up to 4 yen per share from its surplus to its shareholders or registered pledgees who are listed or recorded on its shareholders' register as of March 31, 2008.
3. Shindaiwa shall distribute up to 3 yen per share from its surplus to its shareholders or registered pledgees who are listed or recorded on its shareholders' register as of September 30, 2008.

Article 11 (Stock Acquisition Rights)

1. In the event that the Share Transfer Plan is approved at the general meeting of shareholders of Shindaiwa stipulated in Article 7 above, Shindaiwa shall acquire and cancel all unexercised stock acquisition rights of Shindaiwa, without consideration, by the day prior to the Date of Incorporation.
2. If any stock acquisition rights are exercised prior to the acquisition of the stock acquisition rights (as described in the preceding paragraph), so long as it holds treasury shares, Shindaiwa

shall, instead of issuing new shares, deliver such treasury shares upon exercise of the stock acquisition rights.

Article 12 (Duty of Care)

After developing the Share Transfer Plan and until the Date of Incorporation, Kioritz and Shindaiwa shall conduct their respective businesses and manage their assets with the care of a good manager. With respect to actions which may have a material effect on assets or rights and obligations (including, but not limited to the distribution of surplus and the acquisition of treasury shares pursuant to the resolutions of the general meeting of shareholders or the meeting of the Board of Directors), unless otherwise stipulated in the Share Transfer Plan, Kioritz and Shindaiwa shall, upon prior consultation, take such action after obtaining consent of the other party.

Article 13 (Change of Circumstances)

After developing the Share Transfer Plan and until the Date of Incorporation, if (i) there is a significant change in either Kioritz or Shindaiwa's assets or management, (ii) matters which significantly affect the consummation of the Share Transfer arise or become apparent, or (iii) the objective of the Share Transfer becomes extremely difficult to attain, Kioritz and Shindaiwa may, upon consultation, change the conditions of the Share Transfer Plan and any other contents thereof, or cancel the Share Transfer.

Article 14 (Effectiveness of the Share Transfer Plan)

The Share Transfer Plan shall terminate if (i) the Share Transfer is not approved by the shareholders of either Kioritz or Shindaiwa at the shareholders' meeting (described in Article 7 above), or (ii) approval from the relevant governmental authority as defined in the relevant laws and regulations is not obtained.

Article 15 (Matters to be Discussed)

Matters not stipulated in the Share Transfer Plan and any other matters necessary for the Share Transfer shall be settled, in accordance with the purpose of the Share Transfer Plan, by consultation between Kioritz and Shindaiwa.

IN WITNESS WHEREOF, the parties have caused this Share Transfer Plan to be executed in duplicate, to be signed and sealed by each party, and each party shall keep one copy of the originals.

Date: April 14, 2008

KIORITZ CORPORATION

____

Name: Yasuhiko Kitazume
Title: Representative Director and President
Address: 1-7-2, Suehiro-cho, Ome-shi, Tokyo

SHINDAIWA CORPORATION

____

Name: Yasushi Asamoto
Title: Representative Director and President
Address: 16-2-11, Ozuka-Nishi, Asaminami-ku, Hiroshima

(Attachment)

ARTICLES OF INCORPORATION
OF
YAMABIKO CORPORATION

CHAPTER I. GENERAL PROVISIONS

Article 1 (Trade Name)

The Company shall be called "Kabushiki Kaisha Yamabiko" in Japanese and shall be expressed in English as "YAMABIKO CORPORATION".

Article 2 (Objectives)

The objective of the Company shall be to engage in the following business activities:

(1) Control and management of business activities of companies which engage in the following businesses by holding shares or equity of such companies.

1. Manufacture and sale of internal combustion engines and parts;
2. Manufacture and sale of motors, and machinery and tools equipped with motors;
3. Manufacture and sale of electric machinery, and machinery and tools equipped with electric machinery;
4. Manufacture and sale of hydraulic/pneumatics machines, and machinery and tools equipped with hydraulic/pneumatics machines;
5. Manufacture and sale of machinery and tools for agriculture and forestry, and for landscape gardening;
6. Manufacture and sale of industrial, transportation, woodworking and metalworking machinery, and other machinery and tools;
7. Manufacture and sale of electrical machinery and tools for power generation/welding, and other industrial machinery including voltage converters and lighting apparatus, and household electrical appliances;
8. Manufacture and sale of gardening machines, air-blower machines, pumps, material handling machines, among others;
9. Manufacture and sale of machinery and tools for environmental sanitation;
10. Contract work for designing/implementation/construction of piping and machinery installation;
11. Contract work for designing/implementation of civil engineering work and construction work;
12. Management and operation of recreation facilities, and investment in related businesses;
13. Contract work for extermination of diseases and pests damaging farm products, and epidemic prevention/removal operation to ensure zoonotic environmental sanitation;
14. Sale of agricultural chemicals, fertilizer, feeding stuffs, seed and seedling, and flowers;
15. Sale of materials for greenhouse horticulture agriculture;
16. Sale of building materials, and daily necessities and miscellaneous goods;

17. Purchase and sale, leasing, agency, management, and appraisal of real estate;
18. Retention/asset management of securities, money lending and guarantee affairs;
19. Agent business for property and casualty insurance, insurance agent business based on the Automobile Liability Security Law, and sale of life insurance;
20. Labor dispatch service based on the Worker Dispatch Law;
21. Import and export of products described in each of the above;
22. Leasing and rental of products described in each of the above;
23. Purchase and sale of used products described in each of the above; and
24. All the businesses ancillary or related to businesses described 1 through 23 above.

(2) Management consultation to companies in which Yamabiko holds shares or equity.

(3) Businesses listed from 1 through 24 of (1) above.

(4) All businesses ancillary or related to (1), (2), and (3).

Article 3 (Location of Head Office)

The Company shall have its head office in Ome-shi, Tokyo.

Article 4 (Organization)

In addition to general meetings of shareholders and Directors, the Company shall have the following organizations:

(1) Board of Directors

(2) Statutory Auditors

(3) Board of Statutory Auditors

(4) Accounting Auditor

Article 5 (Method of Public Notice)

The method of the Company's public notice shall be the electronic method; provided that it may put the notice in the Nikkei, in the event that the Company is unable to use the electronic method due to accident or other unavoidable reasons.

CHAPTER II. SHARES

Article 6 (Total Number of Issuable Shares)

The total number of the Company's issuable shares shall be forty million (40,000,000) shares.

Article 7 (Issuance of Share Certificates)

The Company shall issue share certificates representing its shares.

Article 8 (Number of Shares Constituting One Unit of Shares and Non-issuance of Share Certificates Constituting Less Than One Unit of Shares)

1. The number of shares of the Company constituting one unit of shares shall be one hundred (100) shares.
2. Notwithstanding the provisions of the preceding article, the Company shall not issue any share certificates constituting less than one unit of shares, unless the Share Handling Regulations provide otherwise.

Article 9 (Rights Concerning Shares Constituting Less Than One Unit of Shares)

Shareholders (including beneficial shareholders, hereinafter the same) of the Company may not exercise their rights relating to shares constituting less than one unit, other than those rights listed below:

(1) Each of the rights provided in Article 189, Paragraph 2 of the Company Law;

(2) The right to make a request pursuant to the provisions of Article 166, Paragraph 1 of the Company Law;

(3) The right to receive an allocation of offered shares and offered stock acquisition rights pursuant to the number of shares held by the shareholder;

(4) The right to make a request to purchase additional shares constituting less than one unit of shares as defined in Article 10 below.

Article 10 (Additional Purchases of Shares Constituting Less Than One Unit of Shares)

A shareholder of the Company may, pursuant to the provisions of the Share Handling Regulations, request that the Company sell to such shareholder the number of shares that will constitute one unit of shares when added to the number of shares constituting less than one unit of shares held by him/her.

Article 11 (Share Handling Regulations)

Matters related to the execution of shareholders' rights, the handling of shares and stock acquisition rights of the Company and fees thereof, other than those provided for in laws and regulations or in these Articles of Incorporation, shall be governed by the Share Handling Regulations to be prescribed by the Board of Directors.

Article 12 (Share Registration Agent)

1. The Company shall have a share registration agent.
2. The identity of the share registration agent and the location of its handling office shall be determined by resolution of the Board of Directors and public notice thereof shall be given.
3. Preparation of, and maintenance and other business concerning, the shareholders' register (including beneficial shareholders' register, hereinafter the same), the register for stock acquisition rights and the register for lost share certificates shall be commissioned to the share registration agent and shall not be handled by the Company.

CHAPTER III. GENERAL MEETING OF SHAREHOLDERS

Article 13 (Convocation of General Meeting of Shareholders)

The Ordinary General Meeting of Shareholders shall be convened in June each year and an Extraordinary General Meeting of Shareholders shall be convened at any time whenever necessary.

Article 14 (Record Date for Ordinary General Meeting of Shareholders)

The Record Date to determine voting rights at the Ordinary General Meeting of Shareholders shall be March 31 each year.

Article 15 (Convener and Chairman of General Meeting of Shareholders)

1. The General Meeting of Shareholders shall be convened and chaired by the Representative Director and President.

2. In the event that the Representative Director and President is unable to convene and chair the Meeting, one of the other Directors shall take his/her place in the order predetermined by the Board of Directors.

Article 16 (Internet Disclosure and Deemed Provision of Reference Documents for General Meeting of Shareholders, etc.)

The Company may, in connection with the convocation of a general meeting of shareholders, deem the information concerning matters to be stated or indicated on the reference documents for a general meeting of shareholders, business report, statement of accounts and consolidated statement of account to have been provided to the shareholders by disclosing such information through the Internet pursuant to the applicable rules and the Ministry Ordinance of the Ministry of Justice.

Article 17 (Method of Resolutions)

1. Unless otherwise provided for by laws and regulations or by the Articles of Incorporation, resolutions of general meetings of shareholders shall be adopted by a majority vote of the total voting rights of the shareholders present at the meeting who are entitled to exercise their voting rights.
2. Resolutions of general meetings of shareholders set forth in Article 309, Paragraph 2 of the Company Law shall be adopted by the affirmative vote of two-thirds of the total voting rights of shareholders who are entitled to exercise their voting rights, and a quorum for the meeting shall require the presence of shareholders holding at least one-third of the total voting rights.

Article 18 (Restriction on Voting by Proxy)

1. A shareholder may exercise his/her voting rights by entrusting one proxy, who shall be another shareholder, to exercise his/her voting rights.
2. The shareholder or proxy shall submit to the Company a document evidencing the authority of such proxy for each General Meeting of Shareholders.

CHAPTER IV. DIRECTORS AND THE BOARD OF DIRECTORS

Article 19 (Number of Directors)

The number of directors of the Company shall be no more than ten (10).

Article 20 (Election of Directors)

1. Directors shall be elected at the General Meeting of Shareholders.
2. A resolution to elect Directors shall be made at a meeting at which the shareholders holding one-third (1/3) or more of the voting rights of all shareholders who are entitled to exercise their voting rights, and shall be adopted by a majority of votes thereof.
3. Cumulative voting shall not be used for election of Directors.

Article 21 (Term of Office of Directors)

The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within one (1) year after appointment.

Article 22 (Convocation Notice of the Board of Directors)

1. The convocation notice of the Board of Directors shall be dispatched to each Director and Statutory Auditor at least three (3) days prior to the date set for the meeting; provided, however, that such period may be shortened in the case of urgency.

2. The convocation notice as provided for in the preceding paragraph may be omitted when the unanimous consent of all the Directors and the Statutory Auditors is obtained.

Article 23 (Representative Directors and Directors with Titles)

1. The Board of Directors shall by its resolution elect one or more representative directors.

2. The Board of Directors may by its resolution elect one Chairman of the Board and one Representative Director and President, respectively, as well as several Directors and Vice Presidents, Senior Managing Directors and Managing Directors.

Article 24 (Convener and Chairman of Meeting of the Board of Directors)

1. The Meeting of the Board of Directors shall, unless otherwise provided for by laws and ordinances, be convened and chaired by the Representative Director and President.

2. In the event that the Representative Director and President is unable to convene and chair the Meeting, one of other Directors shall take his/her place in the order predetermined by the Board of Directors.

Article 25 (Method of Resolutions of the Board of Directors)

1. The resolutions of the Board of Directors shall be adopted by a majority vote of the Directors present at the meeting at which a majority of Directors who are entitled to exercise their voting rights are present.

2. When the requirements set forth defined in Article 370 of the Company Law are satisfied, the Company shall deem that resolutions of the Board of Directors have been adopted.

Article 26 (Remuneration, etc. of Directors)

Remuneration, bonuses and other financial interests received by Directors from the Company as compensation for undertaking their functions ("Remuneration, etc.") shall be determined at a general meeting of shareholders.

Article 27 (Regulations of the Board of Directors)

Any matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors to be prescribed by the Board of Directors, in addition to the laws and ordinances or these Articles of Incorporation.

Article 28 (Exemption of Directors' Liabilities)

1. Pursuant to the provisions of Article 426, Paragraph 1 of the Company Law and to the extent permitted by laws and regulations, the Company may, by resolution of the Board of Directors, exempt its Directors (including persons who have previously served as the Company's Directors) from liability for failing to perform their duties.

2. Pursuant to the provisions of Article 427, Paragraph 1 of the Company Law, the Company may enter into contracts with its Outside Directors to limit their liabilities for a failure to perform their duties, provided that the maximum amount of liabilities under such contracts shall be the total of the amounts provided in applicable laws and regulations.

CHAPTER V. STATUTORY AUDITORS AND THE BOARD OF STATUTORY AUDITORS

Article 29 (Number of Statutory Auditors)

The number of Statutory Auditors of the Company shall be no more than four (4).

Article 30 (Election of Statutory Auditors)

1. Statutory Auditors shall be elected at the General Meeting of Shareholders.

2. A resolution to elect Statutory Auditors shall be made at a meeting at which the shareholders holding one-third (1/3) or more of the total voting rights of the shareholders who are entitled to exercise their voting rights, and shall be adopted by a majority of votes thereof.

Article 31 (Term of Office of Statutory Auditors)

1. The term of office of Statutory Auditors shall expire at the close of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within four (4) years after appointment.

2. The term of office of a Statutory Auditor elected to fill a vacancy of another statutory auditor, who has retired before the expiration of such statutory auditor's team of office, shall be until the term of office of such predecessor would expire.

Article 32 (Standing Statutory Auditor(s))

The Board of Statutory Auditors shall by its resolution elect Standing Statutory Auditor(s).

Article 33 (Convocation Notice of the Board of Statutory Auditors)

1. The convocation notice of the Board of Statutory Auditors shall be dispatched to each Statutory Auditor at least three (3) days prior to the date set for the meeting; provided, however, that such period may be shortened in the case of urgency.

2. The convocation notice as provided for in the preceding paragraph may be omitted when the unanimous consent of all the Statutory Auditors is obtained.

Article 34 (Remuneration, etc. of Statutory Auditors)

Remuneration, etc. of Statutory Auditors shall be determined at a general meeting of shareholders.

Article 35 (Regulations of the Board of Statutory Auditors)

Any matters concerning the Board of Statutory Auditors shall be governed by the Regulations of the Board of Statutory Auditors to be prescribed by the Board of Statutory Auditors in addition to the laws and ordinances or these Articles of Incorporation.

Article 36 (Exemption of Statutory Auditors' Liabilities)

1. Pursuant to the provisions of Article 426, Paragraph 1 of the Company Law and to the extent permitted by laws and regulations, the Company may, by resolution of the Board of Directors, exempt its Statutory Auditors (including persons who have previously served as the Company's Statutory Auditors) from liability for failing to perform their duties.

2. Pursuant to the provisions of Article 427, Paragraph 1 of the Company Law, the Company may enter into contracts with its Outside Statutory Auditors to limit their liabilities for a failure to perform their duties, provided that the maximum amount of liabilities under such contracts shall be the total of the amounts provided in applicable laws and regulations

CHAPTER VI. ACCOUNTING AUDITOR(S)

Article 37 (Accounting Auditor(s))

Accounting Auditor(s) shall be elected at the General Meeting of Shareholders.

Article 38 (Term of Office of Accounting Auditor(s))

1. The term of office of Accounting Auditor(s) shall expire at the close of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within one (1) year after appointment.

2. Unless otherwise resolved at the ordinary general meeting of shareholders mentioned in the preceding paragraph, Accounting Auditor(s) shall be deemed to have been reelected at such ordinary general meeting of shareholders.

CHAPTER VII. SETTLEMENT OF ACCOUNTS

Article 39 (Fiscal Year)

The fiscal year of the Company shall be one (1) year starting from April 1 of each year and ending on March 31 of the following year.

Article 40 (Organ to Decide Distribution of Retained Earnings, etc.)

Unless otherwise provided for in laws and regulations, the Board of Directors may, by its resolution, decide the matters, such as distribution of retained earnings, which are provided in each item of Article 459, Paragraph 1 of the Company Law.

Article 41 (Record Date for Distribution of Surplus)

1. The record date for the distribution of fiscal-year-end dividends (the first dividend among monetary dividends which are paid between April 1 and June 30 of each fiscal year) of the Company shall be March 31 of each year.

2. In addition to the record dates set forth in the preceding paragraph, the Company may distribute retained earnings by setting a record date.

Article 42 (Expiration for Dividend Payment)

1. If the asset to be distributed as dividends is cash and if such cash is not received within three (3) years after the date on which the Company commenced payment thereof, the Company shall be released from the obligation to make such payment.

2. The Company shall not pay interest on the distribution of retained earnings.

CHAPTER VIII. SUPPLEMENTARY PROVISIONS

Article 43 (First Fiscal Year)

Notwithstanding the provisions of Article 39 above, the first fiscal year of the Company shall be from the date of its establishment until March 31 of the following year.

Article 44 (Remuneration, etc. of Directors and Statutory Auditors)

Notwithstanding the provisions of Articles 26 and 34 above, remuneration, etc. of Directors and Statutory Auditors of the Company during the period from the date of its establishment until the closing of the first ordinary general meeting of shareholders shall be as follows:

a. Directors: No more than 150 million yen

b. Statutory Auditors: No more than 40 million yen

Article 45 (Deletion of Supplementary Provisions)

These Supplementary Provisions shall be deleted after the closing of the first ordinary general meeting of shareholders.

(End of the Attachment)

3. Matters Concerning the Applicability of the Stipulations set forth in Article 773, Paragraph 1, Items 5 and 6 of the Company Law

(1) The Company and Shindaiwa determined the share transfer ratio (the "Share Transfer Ratio") for common stock of Yamabiko Corporation to be delivered to the respective shareholders of the Company and Shindaiwa, which will become wholly owned subsidiaries of Yamabiko upon incorporation of Yamabiko, through the Share Transfer.

a. The Share Transfer Ratio is as follows:

0.123 shares of Yamabiko will be allocated and delivered for each share of the Company, and 0.1 shares of Yamabiko will be allocated and delivered for each share of Shindaiwa. In the event that fractional shares constituting less than a whole unit are generated with respect to the common stock of Yamabiko to be delivered to shareholders of the Company and Shindaiwa through the Share Transfer, pursuant to the provisions of Article 234 of the Company Law, an amount of cash equivalent to the value of such fractional shares shall be paid to the shareholders.

The above Share Transfer Ratio may be changed, upon consultation of both companies, if material changes are made to underlying conditions that formed the basis of the calculation.

One unit of Yamabiko shares is expected to constitute 100 shares. Shareholders who hold one unit or more of Kioritz or Shindaiwa shares will be allocated and delivered one or more unit of Yamabiko shares. (Each unit of Kioritz and Shindaiwa shares currently constitute 1,000 shares).

The number of shares expected to be issued by Yamabiko in the Share Transfer is 11,100,384 shares of common stock.

The above number is based on the number of issued and outstanding shares of the Company as of the end of April 2008 and of Shindaiwa as of the end of March 2008. Accordingly, if stock acquisition rights or other rights are exercised before the date of incorporation of Yamabiko, the number of shares which will be issued may differ.

b. The basis of calculation of the Share Transfer Ratio is as follows:

In order to ensure fairness when calculating the Share Transfer Ratio, the Company appointed Nomura Securities Co., Ltd. ("Nomura Securities"), and Shindaiwa appointed Daiwa Securities SMBC Co., Ltd. ("Daiwa Securities SMBC") as their respective financial advisors for the management integration, and obtained independent calculation reports on the Share Transfer Ratio from them.

Neither Nomura Securities nor Daiwa Securities SMBC is a related party of either the Company or Shindaiwa.

Nomura Securities conducted the calculation with respect to both companies using (i) the average market price method and (ii) the discounted cash flow method (the "DCF method"). The following shows, for each calculation method, the ranges of the valuation of common stock of the Company in exchange for one share of Shindaiwa:

	Calculation method	Valuation range of Share Transfer Ratio
1.	Average market price method	Between 1.328 and 1.365
2.	DCF method	Between 1.034 and 1.358

With respect to the average market price method, Nomura Securities conducted the calculation as of April 9, 2008, with reference to (i) the share price as of April 9, 2008, (ii) the average closing prices for the one month period ending on April 9, 2008, and (iii) the average closing prices for the period between the business day following the date on which the releases entitled "Third Quarter Financial and Business Results for the Fiscal Year Ending March 31, 2008" and "Notification with Respect to Revisions to Business Results Forecasts (Consolidated and Individual) for the Fiscal Year Ending March 31, 2008, and Revision to Projected Dividend" were released by Shindaiwa (February 8, 2008) and April 9, 2008, in order to take into account any effects of such releases.

When conducting the calculation of the Share Transfer Ratio, Nomura Securities assumed, without independently verifying, the accuracy and completeness of the information that was furnished to Nomura Securities by the Company and Shindaiwa, and information that was publicly available. Furthermore, Nomura Securities has not conducted an independent valuation, audit or appraisal of any assets or liabilities (including contingent liabilities) of the Company or Shindaiwa, or any of their related companies, including analyses and valuations of individual assets and liabilities, and has not been provided with any such valuations or appraisals by a third party. The calculation conducted by Nomura Securities reflects information and economic conditions of both companies as of April 9, 2008, and Nomura Securities has assumed that financial forecasts for both companies (including profit plans and other information) have been reasonably prepared based on the best estimates and judgments of the companies' respective managements.

Based on the calculation of the Share Transfer Ratio conducted by Nomura Securities and after giving comprehensive consideration to the respective financial conditions, assets, and factors behind their business outlook, the Company, upon careful discussions with Shindaiwa, agreed that the aforementioned Share Transfer Ratio is appropriate. The Company has confirmed that the above Share Transfer Ratio is within the range of the results of calculation conducted by Daiwa Securities SMBC.

(2) The Company, through discussions with Shindaiwa, determined that the amounts of paid-in capital will be ¥6 billion, capital reserve will be ¥1.5 billion, and retained earnings will be ¥0, within the scope of Article 83 of the Company Accounting Regulations after comprehensive consideration and review of capital policies of Yamabiko after its incorporation. The Company believes that these amounts are appropriate.

4. Matters with Respect to Shindaiwa

(1) Shindaiwa's financial statements and other information for the most recent fiscal year

The financial statements and other information of Shindaiwa for the most recent fiscal year (ended March 2007) are described from page 17 through 55. Because the financial statements and other information for the fiscal year ended March 2008 were not finalized as of April 14, 2008, the day when the Company determined to convene the extraordinary meeting of shareholders, the financial statements and other information for the fiscal year ended March 2007 have been posted below, pursuant to Article 91, Item 3 of the Enforcement Regulations of the Company Law. With respect to financial information for the fiscal year ended March 2008, please refer to the financial results disclosed on the website of Shindaiwa (http://www.shindaiwa.co.jp/company/ir/zaim/gai/html).

(2) Contents of temporary financial statements setting a temporary date of settlement after the last day of the most recent fiscal year

N/A

(3) Disposition of material assets, material debt burden, and other matters which have material impact on the Company's assets, occurred after the last day of the most recent fiscal year

N/A

Financial Statements and Other Information for SHINDAIWA CORPORATION (the "Company") for the most recent fiscal year (fiscal year ended March 2007)

BUSINESS REPORT FOR THE 46TH TERM

(April 1, 2006 through March 31, 2007)

1. Results of the Corporate Group's Operations

(1) Results of Operations

Despite the fact that, if viewed as a whole, the Japanese economy in the current consolidated fiscal year showed continuing weakness in public investment, and severe conditions in household income and the employment environment, corporate business results were steady, and the economy continued to expand, albeit slowly, against the backdrop of low domestic demand centered around consumer spending and capital investment.

On the other hand, the world economy remained stable in general, despite concerns regarding trends in exchange rates and the price of raw materials, as the economy in Asia led by China and India maintained a high growth rate, and economic recovery was evident in North America and the Euro zone.

Amidst these economic conditions, Shindaiwa group companies ("Shindaiwa Group") has taken various measures to expand its business, improve business results and strengthen profitability. First, from the sales perspective, Shindaiwa Group promoted sales domestically by holding independent exhibitions such as "Shindaiwa Fairs" and "New Product Launches" in regions throughout Japan. In the overseas market, Shindaiwa Group has focused on revitalizing major customers and developing new business by holding distributors' meetings and proactively launching new products into the market, aiming to strengthen its sales structures and which improved sales networks in each region. Shindaiwa Group also established a manufacturing subsidiary in Taiwan with the aim of minimizing losses from distribution costs and defective components, and also invested in the establishment of a 24 hour testing facility in order to facilitate a shorter time frame to develop models.

With respect to the business results of Shindaiwa Group for the current consolidated fiscal year, sales were 28,385 million yen, an increase of 3,095 million yen (12.2%) compared to the previous fiscal year, of which domestic sales were 14,439 million yen, an increase of 632 million yen (4.6%) compared to the previous fiscal year, and overseas sales were 13,946 million yen, an increase of 2,463 million yen (21.4%) compared to the previous fiscal year.

As a result of a significant increase in revenue, operating income was 1,570 million yen, an increase of 432 million yen (38.0%) compared to the previous year, and ordinary income was 1,283 million yen, an increase of 432 million yen (50.9%) compared to the previous fiscal year.

Furthermore, as 136 million yen was recorded in extraordinary loss from loss on the retirement of fixed assets, among others, net income for the current fiscal year was 617 million yen, an increase of 152 million yen (32.6%) compared to the previous fiscal year.

Sales for each segment are as follows:

Sales by Segment (¥ millions)

Segment		45th Term (April 1, 2005 through March 31, 2006)			46th Term (current term) (April 1, 2006 through March 31, 2007)		
		Domestic	Overseas	Total	Domestic	Overseas	Total
1	Agricultural/Forestry Machinery	2,570	7,547	10,117	2,547	9,945	12,492
2	Construction/ Engineering/Metalwork Machinery	8,740	1,383	10,123	9,138	1,473	10,612
3	Parts	1,949	2,553	4,503	2,188	2,528	4,716
4	Other	548	—	548	565	—	565
Total		13.807	11,483	25,290	14,439	13,946	28,385

【Agricultural/Forestry Machinery】

Sales in the "Agricultural/Forestry Machinery" segment (which includes brushcutters, chainsaws, blowers, etc.) was 12,492 million yen, an increase of 2,375 million yen (23.5%) compared to the previous fiscal year.

The domestic markets for both agricultural and forestry machinery were weak due to weather, such as cool temperatures and lack of sunlight across Japan until June 2007, and the lasting reaction towards the extraordinary demand prompted by typhoons three years ago, combined with pullbacks in consumer spending, which is considered to be the impact of a change in national policy in the agricultural machinery market.

Under these conditions, sales of the brushcutter range; a key product type for Shindaiwa group increased as a result of launching new products into the market, including the launch of the new RK series, a key brushcutter range designed for ease-of-use, which increased the number of backpack-style products sold by 50% compared to the previous fiscal year. However, with respect to the chainsaw range, which is another key product type for Shindaiwa Group, even though the new E1038S model, designed for professional use, was well-received by the market, sales just fell short from the previous fiscal year due to the significant decrease in demand, particularly for compact engine products. Although sales of blowers and hedge trimmers remained steady, sales of chipper-shredders were sluggish. As a result, total domestic sales were 2,547 million yen, a decrease of 23 million yen (0.9%) compared to the previous fiscal year.

In the overseas market, the market conditions remained stable in the main regions namely North America and Europe, and favorable in the Central and South America region.

Sales of key product types increased significantly as a result of launching new products. In particular, with respect to bushcutters, a key product type of Shindaiwa, Shindaiwa Group promoted the sales of a bushcutter model equipped with a new engine that meets U.S. emission standards. The quality and design of the model was well-received in the market, increasing the demand, especially in North America. As a result, sales of bushcutters were favorable, and unit sales increased by 40% compared to the previous fiscal year. In addition, sales of blowers exceeded sales of chainsaws, and new products equipped with 4-cycle engine increased unit sales of blowers by 65% compared to the previous fiscal year.

As a result, sales were 9,945 million yen, a significant increase of 2,398 million yen (31.8%) compared to the previous fiscal year.

【Construction/Engineering/Metalwork Machinery】

Sales in the "Construction/Engineering/Metalwork Machinery" segment (which includes welders, generators, tower lights and cutters, etc.) were 10,612 million yen, an increase of 489 million yen (4.8%) compared to the previous fiscal year.

In the domestic market, amidst continuing reductions in public investment and stagnant demand for capital investment in the construction business, dominant manufacturers became more oligopolistic in the market.

Under these conditions Shindaiwa Group's domestic sales were 9,138 million yen, an increase of 398 million yen (4.6%) compared to the previous fiscal year, due to the launch of portable generators, including the DGM250UMI, the world's first multi-generator capable of simultaneous three-phase and single-phase three wire output, and the new distributor policies increasing sales of key generator, welder and tower light products.

In North America, which is a key market for the generators, the significant increase in production by each manufacturer as a result of natural disasters two years ago led to an increase in inventory, and market conditions were sluggish. However, favorable conditions continued in the Oceania region and the Middle East, due to construction of mines and pipelines supported by demand related to natural resources.

Under these conditions, in addition to proactively launching and securing sales of new generators in North America which meet emissions standards, the Shindaiwa Group, benefiting from stable economic conditions, increased the number of generators sold in the regions of Oceania and the Middle East. Furthermore, favorable sales of cutters continued in Europe, resulting in a 74% increase compared to the previous fiscal year, contributed to the overall sales performance of the current fiscal year.

As a result, overseas sales was 1,473 million yen, an increase of 91 million yen (6.6%) compared to the previous fiscal year.

【Parts】

Sales in the "Parts" segment (which includes saw blades, chip saws, diamond blades, etc.) were 4,716 million yen, an increase of 214 million yen (4.7%) compared to the previous fiscal year.

In the domestic market, in the midst of continued severe price competition, Shindaiwa Group raised standard retail prices by 5% for all products in October two years ago because of soaring raw material prices. Shindaiwa Group increased sales by conducting sales promotions such as offering various special sales benefits, and increasing sales of new products. As a result, domestic sales were 2,188 million yen, an increase of 239 million yen (12.3%) compared to the previous fiscal year.

Sales in the overseas market remained at the same level as the previous year, at 2,528 million yen, a decrease of 26 million yen (1.0%) compared to the previous fiscal year.

【Others】

Sales in the "Others" segment (which includes repairs and trade-ins, etc.) were from the domestic market only, and amounted to 565 million yen, an increase of 18 million yen (3.2%) compared to the previous fiscal year.

(2) Issues to be Addressed

With respect to the business environment in which Shindaiwa Group operates, despite concerns in the domestic market, such as the impact of a resurgence of high crude oil prices and further rises in interest rates and foreign exchange rates, Shindaiwa Group believes that, as in the past, the economy will remain stable, and will recover sustainably in the long term. Furthermore, the combination of the stable expansion of economies in the U.S. and the Euro zone and the reenergization of the Chinese economy with the Olympics, the overseas economy is anticipated to continue to be favorable.

In the midst of this business confidence, Shindaiwa Group strives to expand sales and ensure profitably by making efforts to develop new high value-added products, launch products into the market in a timely manner, and promote effective marketing measures. In addition, Shindaiwa Group will continue to develop various measures to further improve quality, strengthen cost competitiveness, reduce supply lead-time, enhance the service structure and improve its brand.

Further, in the 47th term, the Group as a whole will focus on key issues, including the establishment of a new integrated information system, which will significantly transform the management system in all of the Group's operations, and internal control systems.

Shindaiwa Group plans to continue to work towards a stabilized high-profit structure and maximizing of corporate value through the above activities.

Shindaiwa Group would greatly appreciate the continuing support and encouragement of all of its shareholders.

(3) Capital investment, etc. and Fund Procurement

Capital investment in the current fiscal year amounted to a total of 859 million yen. The majority of this amount, 541 million yen, was used to establish a new 24-hour testing facility, to acquire new products and updated model molds, and to purchase manufacturing equipment and tools for the Chiyoda factory, among others.

No fund procurement through the issuance of corporate bonds or new securities was conducted during the current fiscal year.

(4) Business Transfers, Split-Ups and Spin-Offs

There is no relevant information.

(5) Receipt of Businesses through Transfer from Another Corporation

There is no relevant information.

(6) Succession to Rights or Obligations with Respect to Another Corporation as a Result of an Extinguishing Merger or Sink Decomposition

There is no relevant information.

(7) Acquisition or Disposal of Securities or Other Equity, or Stock Acquisition Rights of Another Corporation

There is no relevant information.

(8) Trends in Financial Condition, Profit and Loss

a. Trends in Business Results and Financial Condition of the Corporate Group

	43rd Term (April 1, 2003 through March 31, 2004)	44th Term (April 1, 2004 through March 31, 2005)	45th Term (April 1, 2005 through March 31, 2006)	46th Term (Current consolidated fiscal year) (April 1, 2006 through March 31, 2007)
Sales (¥ millions)	19,335	21,882	25,290	28,385
Ordinary income (¥ millions)	161	520	850	1,283
Net income (¥ millions)	103	268	466	617
Net income per share (¥)	4.69	11.67	20.65	29.15
Total assets (¥ millions)	16,814	19,151	21,015	23,822
Net assets (¥ millions)	7,229	7,497	7,924	8,507
Net assets per share (¥)	331.64	342.84	374.24	396.44

(Notes) 1. Net income per share is calculated based on the average total number of shares issued and outstanding during the fiscal year. Net assets per share is calculated based on the total number of shares issued and outstanding at the end of the fiscal year. Shares held as treasury stock are excluded from the calculation of both the average total number of shares issued and outstanding during the fiscal year and the total number of shares issued and outstanding at the end of the fiscal year.

2. As of the 44th Term, the Company has prepared the consolidated financial reports stipulated in Article 19, Paragraph 2 of the former "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations". Accordingly, the figures for the 43rd Term have not been subject to an audit by a statutory auditor or Accounting Auditor, as required by Article 19, Paragraph 3 of the same law.

b. Trends in Business Results and Financial Condition of the Company

	43rd Term (April 1, 2003 through March 31, 2004)	44th Term (April 1, 2004 through March 31, 2005)	45th Term (April 1, 2005 through March 31, 2006)	46th Term (Current consolidated fiscal year) (April 1, 2006 through March 31, 2007)
Sales (¥ millions)	17,480	19,804	21,621	24,604
Ordinary income (¥ millions)	212	509	658	1,083
Net income (¥ millions)	125	231	347	527
Net income per share (¥)	5.73	9.97	15.03	24.88
Total assets (¥ millions)	15,173	15,735	17,761	21,713
Net assets (¥ millions)	6,651	6,768	6,780	7,185
Net assets per share (¥)	305.15	309.43	320.03	337.00

(Note) Net income per share is calculated based on the average total number of shares issued and outstanding during the fiscal year. Net assets per shares is calculated based on the total number of shares issued and outstanding at the end of the fiscal year. Shares held as treasury stock are excluded from the calculation of both the average total number of shares issued and outstanding during the fiscal year and the total number of shares issued and outstanding at the end of the fiscal year.

(9) Significant Subsidiaries

Name	Paid-in Capital	Shindaiwa Share Holding Ratio	Major Businesses
Shindaiwa Inc.	US$6,775,000	100.0%	Sales of the Company's products
Shindaiwa Engineering Co., Ltd.	¥ 50,000,000	100.0%	Manufacture of sheet-metal parts
Shindaiwa Business Support Co., Ltd.	¥20,000,000	100.0%	Business by contract Dispatch of workers Sales of parts
Shindaiwa Machinery Co., Ltd. (China)	NT$5,000,000	100.0%	Purchase and sales of parts
Shindaiwa Properties LLC	US$790,000	* 50.0%	Management of distribution warehouse

(Notes) 1. * represents an indirect shareholding.

2. Shindaiwa Machinery Co., Ltd. (China) was established on August 22, 2006 in order to reduce global distribution costs and manufacturing costs, and commenced operation on November 1, 2006.

3. 5 of the Company's subsidiaries are subject to consolidation, and 2 subsidiaries, Jacto Inc. and SD Services Co., Ltd. (*kabushiki kaisha*), are accounted for using the equity method.

(10) Primary Areas of Business

The Shindaiwa Group manufactures and sells the following products:

Agricultural/Forestry Machinery: brushcutters, engine chainsaws, engine blowers, etc.

Construction/Engineering/Metalwork Machinery: welders, generators, floodlights, engine cutters, etc.

Parts: saw blades, chip saws, diamond blades, etc.

Other: repairs, trade-ins, etc.

(11) Significant Bases

Head office: 6-2-11, Ozuka-Nishi, Asaminami-ku, Hiroshima

Domestic production bases: Shindaiwa Chiyoda factory (Yamagata District, Hiroshima)

Shindaiwa Engineering Co., Ltd. (Akitakata-shi, Hiroshima)

Domestic sales offices: Sales offices

Sapporo, Sendai, Kooriyama, Morioka, Tokyo, Chiba, Tama, Yokohama, Shizuoka, Saitama, Utsunomiya, Tsuchiura, Maebashi, Nagano, Niigata, Nagoya, Hamamatsu, Tsu, Gifu, Kanazawa, Osaka, Wakayama, Kyoto, Himeji, Hiroshima, Hofu, Okayama, Takamatsu, Matsuyama, Fukuoka, Isahaya, Kokura, Oita, Kumamoto, Kagoshima, Miyazaki, Shindaiwa Business Support Co., Ltd. (Asaminami-ku, Hiroshima)

Overseas sales base: Shindaiwa Inc. (Oregon, U.S.A)

Overseas distribution base: Shindaiwa Machinery Co., Ltd. (China) (Taichung, Taiwan)

(12) Corporate Group Employees

a. Number of employees in the corporate group

Segment	Number of employees	Increase (decrease) compared to the end of the previous fiscal year
Domestic	580	41
Overseas	99	23
Total	679	64

(Note) The above figures do not include directors, advisors or part-time employees.

b. The Company's employees

Number of employees	Increase (decrease) compared to the end of the previous fiscal year	Average age	Average length of service
463	(26)	43.5	18.8 years

(Notes) 1. The above figures do not include directors, advisors or part-time employees.

2. The number of employees represents members of the workforce, excluding employees dispatched to other companies from the Company, but including those employees dispatched to the Company from other companies.

(13) Principal Lenders

(¥ millions)

Name	Loan amount
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	840
The Momiji Bank, Ltd.	760
The Hiroshima Bank, Ltd.	750
Mizuho Bank, Ltd.	743
The Nishi-Nippon City Bank, Ltd.	635
The Shokochukin Bank	380
The Chuo Mitsui Trust and Banking Company, Limited	280
Nippon Life Insurance Company	192
Meiji Yasuda Life Insurance Company	76

(14) Other Significant Information Pertaining to the Shindaiwa Group

a. The issuance of new shares through a public offering, the offering for sale of shares of the Company (offering through over-allotment), and the issuance of new shares through an allocation of new shares to a third party was approved at the meeting of the Company's Board of Directors held on May 21, 2007.

b. The conclusion of a contract with respect to a business and capital alliance with Kioritz Corporation, and the disposition of 700,000 shares of the Company which are held as treasury stock pursuant to such contract, were approved at the meeting of the Company's Board of Directors held on May 21, 2007.

2. Matters Concerning Shares of the Company

(1) Total Number of Shares Authorized to be Issued: 58,722,000 shares

(2) Total Number of Shares Issued and Outstanding: 22,631,600 shares (unchanged from the end of the previous fiscal year)

(3) Number of Shareholders: 2,799 (an increase of 314 shareholders (as of end of current fiscal year) compared to the end of the previous fiscal year)

(4) Principal Shareholders:

Name	Number of Shares Owned (thousands shares)	Shareholding Percentage of the Total Shares Outstanding (%)
Asamoto Kosan LLC (*Yugen Kaisha*)	1,158	5.1
Yasushi Asamoto	1,055	4.7
Nippon Life Insurance Company	1,024	4.5
Shindaiwa Shineikai Stock Plan (*Mochikabukai*)	1,008	4.5
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	990	4.4
The Momiji Bank, Ltd.	990	4.4
The Nishi-Nippon City Bank, Ltd.	786	3.5
The Hiroshima Bank, Ltd.	782	3.5
Mizuho Bank, Ltd.	733	3.2
Shindaiwa Employee Stock Plan (*Mochikabukai*)	659	2.9

(Notes) 1. The figures listed in "Number of Shares Owned" have been rounded off to the nearest thousand

2. As of March 31, 2007, the Company owns 1,311 shares of treasury stock, which are excluded from the above.

3. Matters Concerning Stock Acquisition Rights of the Company

(1) Stock Acquisition Rights as of End of the Current Fiscal Year

Number of stock acquisition rights:	440 units
Class of shares to be issued upon exercise of stock acquisition rights:	Common stock
Number of shares to be issued upon exercise of stock acquisition rights:	440,000 shares (1,000 shares per stock acquisition right)

Stock acquisition rights held by directors and statutory auditors, included in the above:

Classification	Series (Exercise price)	Exercise period	Number of rights held	Number of recipients
Directors	Series 2 (225 yen)	June 30, 2008	3	1
	Series 3 (232 yen)	June 30, 2009	78	6

(2) Stock Acquisition Rights Granted During the Current Fiscal Year

There is no relevant information.

(3) Significant Matters Concerning Stock Acquisition Rights

There is no relevant information.

4. Matters Concerning Directors and Statutory Auditors of the Company

(1) Directors and Statutory Auditors

Title	Name	Assignment, representation of other organizations, etc.
Representative Director and Chairman	Yasushi Asamoto	Chairman and Representative of Shindaiwa Inc.
Senior Managing Director	Noboru Iwamoto	Director of Shindaiwa Inc. Director of Shindaiwa Machinery Co., Ltd. (China)
Managing Director	Masayuki Ozuno	Head of Sales and Marketing
Managing Director	Katuyuki Maeda	General Manager of Development Division Director of Shindaiwa Inc.
Director	Takefumi Niwaki	General Manager of Domestic Sales Division
Director	Yasuo Ishikawa	General Manager of Manufacturing Division Representative Director of Shindaiwa Engineering Co., Ltd. Representative Director of Shindaiwa Business Support Co., Ltd. Representative Director of Shindaiwa Machinery Co., Ltd. (China)
Director	Takashi Harada	General Manager of Overseas Business Division
Director	Shigeharu Owa	General Manager of Management Division
Director	Kenji Matsushima	Deputy General Manager of Manufacturing Division
Director	Thomas L. Bunch	President of Shindaiwa Inc.
Standing Statutory Auditor	Hitoshi Nishimoto	Statutory Auditor of Shindaiwa Engineering Co., Ltd. Statutory Auditor of Shindaiwa Business Support Co., Ltd.

		Statutory Auditor of Shindaiwa Machinery Co., Ltd. (China) Statutory Auditor of SD Services Co., Ltd.
Statutory Auditor	Tetsuo Yamashita	Representative Partner, Yamashita Law Office
Statutory Auditor	Yasuyuki Tsudo	Representative Director of BS Net, LLC (*Yugen Kaisha*)

(Notes) 1. Messrs. Tetsuo Yamashita and Yasuyuki Tsudo are outside statutory auditors.

2. Mr. Hitoshi Nishimoto, statutory auditor, has experience as the General Manager of the Accounting Division of the Company, among others, and has considerable knowledge of financial and accounting matters.

3. Mr. Tetsuo Yamashita, statutory auditor, is a qualified lawyer and has considerable knowledge of financial and accounting matters.

4. Mr. Yasuyuki Tsudo, statutory auditor, is a qualified tax accountant and has considerable knowledge of financial and accounting matters.

5. Mr. Shinichiro Fujita resigned his post as director upon completion of his term of office as of the 45th ordinary general meeting of shareholders held on June 23, 2006.

(2) Remuneration Paid to Directors and Statutory Auditors

Classification	Number of People	Aggregate Amount of Remuneration
Directors	10	186,620,000 yen
Statutory Auditors	3	18,200,000 yen
Total	13	204,820,000 yen

(Notes) 1. Of the aggregate amount of remuneration set forth above, the aggregate amount of remuneration paid to 2 outside statutory auditors is 7,800,000 yen.

2. Aggregate amount of remuneration set forth above includes bonuses to be paid to directors and statutory auditors pursuant to a scheduled resolution at the 46th ordinary general meeting of shareholders.

(3) Matters concerning Outside Directors and Outside Auditors

a. Concurrent posts held as executive officers of other corporations

Classification	Name	Company Name	Post	Relationship
Statutory Auditor	Tetsuo Yamashita	Yamashita Law Office	Representative Partner	There is no special relationship between the Company and Yamashita Law Office
		Chusoshin Collection Services Co., Ltd. (*Kabushiki Kaisha*)	Director	There is no special relationship between the Company and Chusoshin Collection Services Co., Ltd.
Statutory Auditor	Yasuyuki Tsudo	BS Net, LLC	Representative Director	There is no special relationship between the Company and BS Net, LLC

b. Concurrent posts held as outside statutory auditors of other corporations

Classification	Name	Company Name	Post
Statutory Auditor	Tetsuo Yamashita	The Momiji Bank, Ltd.	Outside auditor
Statutory Auditor	Yasuyuki Tsudo	Izumi Co., Ltd.	Outside auditor

c. Principal activities during the current fiscal year

Classification	Name	Principal activities
Statutory Auditor	Tetsuo Yamashita	Mr. Yamashita attended 90% of the meetings of the Board of Directors and 90% of the meetings of the Board of Statutory Auditors held during the current fiscal year, and, where necessary, expressed his opinion mainly from his specialized perspective as a lawyer with respect to the establishment and maintenance of the Company's compliance systems, among others.
Statutory Auditor	Yasuyuki Tsudo	Mr. Tsudo attended 90% of the meetings of the Board of Directors and all of the meetings of the Board of Statutory Auditors held during the current fiscal year, and, where necessary, expressed his opinion mainly from his specialized perspective as a tax accountant with respect to changes to the Company's accounting system and revisions to the Company's auditing standards, among others.

d. Matters concerning limited liability agreements

There is no relevant information.

5. Accounting Auditor

(1) Name of Accounting Auditor

Nishi Nihon & Co.

(2) Remuneration Paid to Accounting Auditor during Current Fiscal Year

Total amount payable by the Company to the Accounting Auditor	14 million yen
Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Accounting Auditor	14 million yen

(Note) Total amount payable by the Company to the Accounting Auditor represents the total amount for audit services rendered pursuant to the Company and audit services rendered pursuant to the Securities and Exchange Law of Japan, because no distinction is made under the agreement between the Company and the accountant and because such distinction cannot be made, the amount listed above in "Total amount payable by the Company to the Accounting Auditor" between these services.

(3) Non-audit Services

There is no relevant information.

(4) Policies on Dismissals or Reappointment of Accounting Auditor

The Board of Statutory Auditors may dismiss the Accounting Auditor, pursuant to an unanimous consent of the statutory auditors, in the event that the Accounting Auditor falls under any of the items listed in Article 340, Paragraph 1 of the Company Law. In such case, a statutory auditor appointed by the Board of Statutory Auditors shall report on the dismissal of the Accounting Auditor, and the reasons for such, at the first ordinary general meeting of shareholders following such dismissal. The Board of Statutory Auditors shall reappoint or not reappoint the Accounting Auditors, taking into consideration the number of years of the Accounting Auditor's experience.

6. Systems and Policies of the Company

(1) System to Ensure Compliance with Relevant Laws and Regulations as well as the Articles of Incorporation by Directors in Performing their Duties, and other Systems to Ensure the Appropriateness of Business

Based on the Company Law and the Company Law Enforcement Regulations, the Company has set the following provisions with respect to the maintenance of systems required by Ministry of Justice Regulations in order to ensure that the performance of duties by directors complies with relevant laws and regulations and the Articles of Incorporation, and to ensure the appropriateness of the Company's business:

I. System to Ensure Compliance with Relevant Laws and Regulations and the Articles of Incorporation by Directors in Performing their Duties

1. The Company has established the following basic compliance policy:

   In order to properly fulfill its social responsibilities and continue to operate in society as an irreproachable public institution, the Company deems compliance as an important management priority, and promotes effective compliance measures, to gain the trust from society.

2. The Board of Directors recognizes that the improvement of effective compliance measures is fundamental to securing the system to ensure compliance with relevant laws and regulations and the Articles of Incorporation by directors and employees in performing their duties, and that it will lead to acting in compliance with, and education regarding, relevant laws and regulations, corporate philosophy, Corporate Code of Conduct and internal rules.

3. Compliance measures shall be maintained across the Shindaiwa Group through the establishment of a Risk Management and Compliance Committee, a Corporate Planning Office, and an Internal Audit Office, and through the appointment of a Compliance Manager.

II. System to ensure Compliance with Relevant Laws and Regulations and the Articles of Incorporation by Employees in Performing their Duties

1. In order to ensure employees are in compliance with relevant laws and regulations and the Articles of Incorporation. The Company shall establish a system to comply with not only the relevant laws and regulations, but corporate philosophy, Corporate Code of Conduct, and internal rules.

2. Executives of the Group and employees shall report to the Risk Management and Compliance Committee any discovery of material non-compliance, or any other material compliance-related issues, in accordance with compliance regulations. The Risk Management and Compliance Committee shall take appropriate measures in response.

3. The Company will establish and operate an internal and external "help line" through which employees may easily report any actions which raise compliance issues.

Employees who wish to remain anonymous shall be allowed to do so, and the Company shall ensure that employees will not suffer any detriment as a result of reporting any concerns.

III. System for the retention and management of information relating to the performance of Directors' Duties

1. The Board of Directors shall properly retain and manage the following documents (including electromagnetic records) relating to the performance of duties by directors, in accordance with the document management regulations:

   (1) Minutes of ordinary general meetings of shareholders, and related documents

   (2) Minutes of meetings of the Board of Directors, and related documents

   (3) Minutes of management meetings, including meetings of the Managing Directors, and related documents

   (4) Other material documents relating to the performance of duties by directors

2. The above documents must be retained for a period stipulated in the document management regulations, and such documents shall be available for inspection as necessary.

IV. Rules and systems with respect to the management of risk of loss

1. The Company recognizes that risk is uncertain and inherent in all business activities, and shall promptly establish policies for identification, evaluation, and corrective measures. The Company shall establish systems to enable the Board of Directors to manage such risk.

2. The Company shall establish a section to identify, evaluate and take measures against risk, and provide reference materials to the Board of Directors for risk management.

V. System to ensure the efficiency of performance of duties by directors

1. In performing their duties, directors shall operate within the parameters of their administrative authority to avoid a decrease in their efficiency by excessively pursuing the business procedures.

2. The Board of Directors shall determine management plans, periodically review progress, and identify and analyze factors which may impede the achievement of such plans.

VI. System to Ensure the appropriateness of business operations of the corporate group consisting of the Company, its parent company and its subsidiaries

1. In order to improve the integrity and efficiency of the operation of the Group, the Company shall standardize policies relating to internal controls and establish a system to communicate information among the companies within the Group.

2. Directors shall provide guidance to companies within the Group with respect to maintenance of internal control systems in accordance with their respective duties.

3. Internal audits shall be conducted to assess the effectiveness and appropriateness of internal control in the Group's operations. Any material findings shall be reported to the Board of Directors.

VII. Matters concerning employees who assist the Board of Statutory Auditors in the event that a request to retain such employees is made by the Board of Statutory Auditors, and matters concerning the independence of such employees from Directors

1. The right to give instructions and orders to employees assisting the Board of Statutory Auditors shall rest solely with the statutory auditors.

2. Personnel matters, including appointment and transfers, concerning employees assisting the Board of Statutory Auditors shall require the prior consent of the standing statutory auditor.

VIII. System for directors and employees to report to statutory auditors, and other reports to be made to statutory auditors

1. Directors fully understand their duty to immediately report any discovery of facts which may cause significant damage to the company to the statutory auditors, and shall establish a system by which reports may be made to the auditors effectively and efficiently.

2. Such reporting system shall be furnished under the following categories: (i) meetings to be attended by auditors, (ii) materials to be viewed by auditors, (iii) reports to be made to auditors on a regular basis, and (iv) reports to be made to auditors on an ad hoc basis.

IX. Other systems to ensure effective audit by auditors

The Representative Director and other Directors must recognize and understand the importance and merit of auditors, and proactively cooperate with any requests made by the auditors.

(2) Basic Policy on Control of Stock Corporation

There is no relevant information.

(3) Policies Concerning Determination of Distribution of Surplus, and Dividends for the Current Fiscal Year

The Company deems the return of profits to shareholders as one of its most important managerial policies. Although the Company sets a target dividend payout ratio of 30%, dividends from retained earnings are distributed in amounts determined pursuant to considerations such as business results and the strategic investment environment.

In this business report, fractional amounts smaller than the units quoted have been rounded off. Ratios are rounded to the nearest hundredth of percent.

<u>Consolidated Balance Sheet</u>

(As of March 31, 2007)

(¥ thousands)

	Amount		Amount
(ASSETS)		**(LIABILITIES)**	
Current Assets	**15,915,162**	**Current Liabilities**	**13,031,003**
Cash and deposit	1,099,841	Accounts payable, trade	7,752,790
Notes and accounts receivable, trade	9,038,313	Short-term loans payable	2,851,000
Inventories	5,079,845	Income tax payable	289,002
Deferred tax assets	354,273	Accounts payable	1,255,903
Other	480,767	Allowance for bonus to directors and statutory auditors	33,200
Allowance for doubtful accounts	(137,877)	Other	849,138
Fixed Assets	**7,906,581**	**Long-term Liabilities**	**2,284,203**
Property, Plant and Equipment	**5,460,337**	Long-term loans payable	1,805,000
Buildings and structures	2,272,247	Deferred tax liabilities	210,350
Machinery, equipment and vehicles	437,844	Retirement benefits for directors and statutory auditors	164,667
Land	2,044,277	Other	104,187
Construction in progress	326,455	**TOTAL LIABILITIES**	**15,315,236**
Other	379,514	**(NET ASSETS)**	
Intangible Assets	**117,961**	**Shareholders' Equity**	**8,223,836**
Software	104,542	Capital stock	2,833,200
Other	13,418	Capital surplus	2,951,044
Investment and Other Assets	**2,328,283**	Retained earnings	2,790,994
Investment securities	827,053	Treasury stock, at cost	(351,403)
Other	1,536,758	**Valuation and translation adjustments**	**228,392**
Allowance for doubtful accounts	(35,529)	Other marketable securities valuation difference	86,099
		Deferred gains or losses on hedge	29,662
		Foreign currency translation adjustments	112,632
		Minority interest	**54,280**
		TOTAL NET ASSETS	8,506,507
TOTAL ASSETS	23,821,743	**TOTAL LIABILITIES AND NET ASSETS**	23,821,743

Consolidated Statements of Income

(From April 1, 2006 to March 31, 2007)

(¥ thousands)

	Amount
Net sales	28,384,960
Cost of sales	19,943,670
Gross profit	8,441,291
Selling, general and administrative expenses	6,871,324
Operating income	1,569,967
Non-operating income	
Interest income	37,156
Dividend income	9,346
Purchase discount	13,022
Other	54,048
Total	113,571
Non-operating expenses	
Interest expense	45,432
Sales discount	70,715
Fee for sale of credit	38,627
Exchange loss	236,899
Other	9,268
Total	400,941
Ordinary income	1,282,597
Special income	
Gain on sale of fixed assets	6,074
Gain on sale of investment securities	2,948
Total	9,022
Special expenses	
Loss on elimination of fixed assets	136,474
Loss on sale of fixed assets	480
Loss on impairment	1,035
Loss on devaluation of investment securities	15,000
Total	152,989
Current net income before income taxes	1,138,630
Income tax, inhabitant tax and business tax	462,804
Income tax adjustment and etc.	50,730
Total	513,533
Minority interests	7,763
Net Income	**617,334**

Consolidated Statement of Changes in Net Assets

(From April 1, 2006 to March 31, 2007)

(¥ thousands)

	Shareholders' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance of March 31, 2006	2,833,200	2,960,071	2,351,704	(410,386)	7,734,589
Changes of items during the consolidated accounting period					
Dividend from surplus *			(147,644)		(147,644)
Bonuses for directors and statutory auditors *			(30,400)		(30,400)
Net income			617,334		617,334
Acquisition of treasury stock				(7,019)	(7,019)
Disposal of treasury stock		(9,026)		66,002	56,975
Net changes of items other than shareholders' equity					
Total changes of items during the consolidated accounting period	-	(9,026)	439,290	58,983	489,246
Balance of March 31, 2007	2,833,200	2,951,044	2,790,994	(351,403)	8,223,836

	Valuation and translation adjustments			Minority interests	Total net assets
	Other marketable securities valuation difference	Deferred gains or losses on hedges	Foreign currency transaction adjustments		
Balance of March 31, 2006	110,073	-	79,248	52,681	7,976,592
Changes of items during the consolidated accounting period					
Dividend from surplus *					(147,644)
Bonuses for directors and statutory auditors *					(30,400)
Net income					617,334
Acquisition of treasury stock					(7,019)
Disposal of treasury stock					56,975
Net changes of items other than shareholders' equity	(23,974)	29,662	33,383	1,598	40,670
Total changes of items during the consolidated accounting period	(23,974)	29,662	33,383	1,598	529,916
Balance of March 31, 2007	86,099	29,662	112,632	54,280	8,506,507

* Matters resolved at the ordinary general meeting of shareholders held on June 23, 2006.

Notes to Consolidated Financial Statements

(SIGNIFICANT ACCOUNTING POLICIES)

1. Scope of Consolidation

(1) Number of consolidated subsidiaries: 5 companies

Shindaiwa Inc.
Shindaiwa Engineering Co., Ltd.
Shindaiwa Business Support Co., Ltd.
Shindaiwa Machinery Co., Ltd. (China)
Shindaiwa Properties LLC

The scope of consolidation includes Shindaiwa Machinery Co., Ltd. (China) because it was established in the fiscal year ended March 31, 2007.

(2) Number of nonconsolidated subsidiaries: 1 company

Seifu, Co., Ltd. (*kabushiki kaisha*)

Seifu, Co., Ltd. was excluded from the consolidation scope because the effects of its total assets, sales, net income or losses, and retained earnings on the accompanying consolidated financial statements are immaterial.

2. Application of Equity Method

(1) Affiliated companies accounted for by the equity method: 2 companies

Jacto Inc.
SD Services Co., Ltd.

(2) Nonconsolidated subsidiaries not accounted for by the equity method: 1 company

Seifu, Co., Ltd.

Seifu, Co., Ltd. was not accounted for by the equity method, because the effect of its net income or losses and retained earnings on the accompanying consolidated financial statements was immaterial.

3. Fiscal Year-Ends of the Consolidated Subsidiaries

Fiscal year-end of all the consolidated subsidiaries of the Company is March 31.

4. Accounting Policies

(1) Valuation standard and valuation method of major assets

(a) Valuation of securities

Available-for-sale securities

(i) with fair market value: stated at fair market value as of the balance sheet date (valuation difference is recognized directly, cost of products sold is pursuant to the moving-average method.)

(ii) without fair market value: stated at the moving-average cost

(b) Derivative financial instruments: stated at fair value

(c) Valuation of inventories

The Company and its consolidated domestic subsidiaries employ the following valuation policies:

- Inventory goods are stated at cost determined by the first-in, first-out (FIFO) method.

- Finished goods, merchandise, semi-finished goods, raw materials and partly-finished goods are stated at cost determined by the periodic average method.

Inventory goods of overseas subsidiaries are mainly stated at the cost or market method, determined by the last-in, first out (LIFO) method.

(2) Depreciation and amortization of major fixed assets

(a) Depreciation of property, plant and equipment: Depreciation for the Company and its consolidated domestic subsidiaries is calculated using the declining-balance method, except for buildings (excluding building fixtures) acquired on or after April 1, 1998, which are depreciated using the straight-line method.

Principal figures for the useful lives of assets are as follows:

Buildings and structures: 5-50 years
Machinery, equipment and vehicles: 2-12 years

Depreciation with respect to assets of the Company and its consolidated domestic subsidiaries worth no less than 100,000 yen and no more than 200,000 yen is calculated over 3-year equal depreciation (*sannen kintou shoukyaku*).

(b) Amortization of intangible fixed assets: Based on the straight-line method

However, software for internal use is amortized using the straight-line method over its estimated useful life of 5 years.

(3) Method of providing major allowances and reserves

(a) Allowance for doubtful accounts:

The Company and its consolidated domestic subsidiaries provide an allowance for doubtful accounts in an amount sufficient to cover probable losses on collection of notes and accounts receivable and loans payable, amongst others. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.

(b) Allowance for bonuses for directors and statutory auditors

The Company provides an allowance for bonuses for directors and statutory auditors based on the estimated amounts of payment.

(c) Employee pension and retirement benefits

The Company provides an allowance for employee pension and retirement benefits at the balance sheet date based on the estimated amounts of projected benefit obligations and the fair value of the plan assets at the end of the fiscal year.

Averaged amounts incurred as a result of differences in changes to accounting standards are amortized over 10 years.

Prior service cost is processed in profit or loss on the straight-line method over 15 years. Actuarial differences are amortized by the straight-line method over the average estimated service period, which is 15 years, beginning from the following fiscal year.

(d) Retirement benefits for directors and statutory auditors

The Company provides retirement benefits for directors and statutory auditors by appropriating the necessary payment based on the consolidated year end financial statement.

(4) Leases

Financial leases of the Company and consolidated domestic subsidiaries, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases.

(5) Hedge Accounting Method

(a) Method of hedge accounting

The accounting for financial assets and liabilities with forward foreign exchange contracts is based on the Accounting Standard for FX Trades etc.

(b) Hedge instruments and hedged items

Hedging instruments: Forward foreign exchange contracts
Hedged items: Receivables and payables in foreign currencies

(c) Hedging Policy

The Company uses forward foreign exchange contracts for the purpose of mitigating the fluctuation risk of foreign currency exchange rates. The identification of hedged items is conducted on an individual contract basis.

(d) Assessment of the effectiveness of hedging

Because the accounting for forward foreign exchange contracts is based on the Accounting Standard for FX Trades etc., assessment of hedging effectiveness is omitted.

(6) Valuation of the assets and liabilities of consolidated subsidiaries

The assets and liabilities of consolidated subsidiaries are evaluated using the fair market value method at the time when the Company acquired control of the respective subsidiaries.

(7) Goodwill and depreciation of negative goodwill

N/A

(8) Other significant matters pertaining to the preparation of the consolidated financial statements

Consumption tax is excluded from the revenue and expense accounts of the Company and consolidated domestic subsidiaries which are subject to such tax.

5. Effective from the consolidated fiscal year ended March 31, 2007, the Company has been preparing its financial statements pursuant to the Accounting Rules (No. 13 of Ministry of Justice Order, February 7, 2006).

6. Figures are rounded off to the nearest thousand.

7. Changes in Accounting Policies

(1) Accounting standards for presentation of net assets in the balance sheet

Effective from the consolidated fiscal year ended March 31, 2007, the Company adopted Accounting Standards Board Statement No. 5 "Accounting Standards for Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005 and Accounting Standards Board Guidance No. 8 "Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005. This change in accounting policy has no effect on profit and loss. The amount corresponding to conventional "Total Shareholders' Equity" in the balance sheet is 8,422,566,000 yen.

With respect to the "Net Asset" section in the consolidated financial statements for the current fiscal year, the Company has prepared such section pursuant to the Accounting Rules (No. 13 of Ministry of Justice Order, February 7, 2006).

(2) Allowance for bonuses for directors and statutory auditors

Effective from the year ended March 31, 2007, the Company adopted Accounting Standards Board Statement No. 4 "Accounting Standard for Directors' Bonus" issued by the Accounting

Standards Board of Japan on November 29, 2005. As a result, operating income, ordinary income and net income before tax decreased by 33,200,000 yen respectively, compared to what would have been recorded under the previous accounting standard.

(NOTES ON CONSOLIDATED BALANCE SHEETS)

1. Cumulative total of depreciation on property, plant and equipment: 7,285,659,000 yen

2. Details of collateral (¥ thousands)

Buildings	707,533
Machinery and equipment	9,124
Land	729,576
Total	1,446,233

The above properties are pledged as collateral for 37,000,000 yen of short-term borrowing, 405,000,000 yen of long-term borrowing due within one year, and 1,000,000,000 yen of long-term borrowing.

3. Contingent liabilities (¥ thousands)

Guarantees (for loans payable from financial institutions)	
Shindaiwa Agricultural and Forestry Machinery Cooperative	450,000
SD Services Co., Ltd.	2,000
Employees (housing loan, etc.)	139,234
Total	591,234

4. In order to effectively raise operating capital, the Company has entered into loan commitment agreements with 4 banks

The balances of these loans as of the balance sheet date are as follows:

(¥ thousands)

Total loan commitment	3,000,000
Outstanding balance of loans executed	-
Difference	3,000,000

5. Maturity of drafts on balance sheet date, accounted for as of the date of exchange

Because the balance sheet date for the year ended March 31, 2007 was a bank holiday, the following drafts will come to maturity on the balance sheet date for the year ending March 31, 2008, but the balance has been included in the balance for the year ending March 31, 2007.

(¥ thousands)

Drafts received	17,704,000

(NOTES ON CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS)

1. Matters related to issued and outstanding shares (thousand shares)

Type of issued and outstanding shares	Number of shares as of March 31, 2006	Increase in number of shares during the accounting period ended March 31, 2007	Decrease in number of shares during the accounting period ended March 31, 2007	Number of shares as of March 31, 2007
Common stock	22,631	—	—	22,631

2. Matters related to treasury stock (thousand shares)

Type of treasury stock	Number of shares as of March 31, 2006	Increase in number of shares during the accounting period ended March 31, 2007	Decrease in number of shares during the accounting period ended March 31, 2007	Number of shares as of March 31, 2007
Common stock	1,539	18	246	1,311

(Note) Outline of causes of changes in net assets

- The principal details for the increase in the number of shares are as follows:
  Purchases of 18,000 fractional shares
- The principal details for the decrease in the number of shares are as follows:
  Disposal of 245,000 shares through the exercise of stock option rights
  Disposal of 1,000 shares through the additional buying of fractional shares

3. Matters related to distribution of surplus

(1) Dividend payment

Resolution	Total amount of dividends	Dividends per share	Record date	Effective date
45th Ordinary general meeting of shareholders held on June 23, 2006	¥ 147,644,000	¥ 7.00	March 31, 2006	June 24, 2006

(2) Dividends whose record date is attributable to the fiscal year ended March 31, 2007 but to be effective after the said fiscal year

Resolution	Total amount of dividends	Dividends per share	Record date	Effective date
Meeting of the Board of Directors held on May 7, 2007	¥ 149,241,000	¥ 7.00	March 31, 2007	June 7, 2007

4. Matters related to stock acquisition rights as of the last day of the current accounting period

The number of shares subject to stock acquisition rights: 440,000 thousand shares

(NOTES ON PAR SHARE INFORMATION)

(1) Shareholders' equity per share: ¥ 396.44

(2) Net income per share: ¥ 29.15

(NOTES ON SUBSEQUENT EVENTS)

N/A

Non-Consolidated Balance Sheet

(As of March 31, 2007)

(¥ thousands)

	Amount		Amount
(ASSETS)		**(LIABILITIES)**	
Current Assets	13,708,133	**Current Liabilities**	12,341,013
Cash and deposit	791,302	Accounts payable, trade	7,468,851
Notes receivable	330,527	Short-term loans payable	2,260,000
Accounts receivable, trade	8,034,565	Long-term loans payable due within 1 year	591,000
Goods	877,165	Accounts payable	1,113,776
Products	2,281,662	Accrued expenses	520,790
Half-finished goods	988	Income tax payable	239,303
Raw materials	631,159	Advance received	1,756
Goods in process	78,301	Deposit received	114,836
Stored goods	59,907	Allowance for bonus to directors and statutory auditors	30,700
Prepaid expense	43,491	**Long-term Liabilities**	2,187,394
Deferred tax assets	166,964	Long-term loans payable	1,805,000
Accounts due	77,276	Deferred tax liabilities	210,350
Other	348,825	Allowance for retirement benefits for directors and statutory auditors	164,667
Allowance for doubtful accounts	(14,000)	Other	7,377
Fixed Assets	8,005,196	**TOTAL LIABILITIES**	14,528,406
Property, Plant and Equipment	4,880,515	**(NET ASSETS)**	
Buildings	1,897,176	**Shareholders' Equity**	7,069,162
Structures	40,389	Capital stock	2,833,200
Machinery and equipment	370,161	Capital surplus	2,951,044
Vehicle and delivery equipment	4,709	Capital reserve	1,475,739
Tools, apparatus and equipment	331,363	Other capital surplus	1,475,305
Land	1,936,851	Retained earnings	1,636,320
Construction in progress	299,866	Other retained earnings	1,636,320
Intangible Assets	40,027	Reserve for special depreciation	21,150
Software	26,608	Reserve for advanced depreciation	66,248
Other	13,418	Retained earnings carried forward	1,548,922
Investment and Other Assets	3,084,654	Treasury stock, at cost	(351,403)
Investment securities	708,210	**Valuation and translation adjustments**	115,761
Stock of affiliated companies	962,673	Marketable securities valuation difference	86,099
Long-term loan receivable	27,733	Deferred gains or losses on hedge	29,662
Claim in reorganization	10,520	**TOTAL NET ASSETS**	7,184,922
Long-term prepaid-expense	4,503		
Reserve for insurance	274,879		
Prepaid pension costs	1,079,381		
Other	52,284		
Allowance for doubtful accounts	(35,529)		
TOTAL ASSETS	21,713,328	**TOTAL LIABILITIES AND NET ASSETS**	21,713,328

Non-Consolidated Statement of Income

(From April 1, 2006 to March 31, 2007)

(¥ thousands)

	Amount
Net sales	24,603,926
Cost of sales	18,473,267
Gross profit	6,130,659
Selling, general and administrative expenses	5,004,635
Operating income	1,126,025
Non-operating income	
Interest income	1,631
Dividend income	9,346
Purchase discount	12,988
Exchange loss	31,358
Revenue from rent	64,669
Other	23,728
Total	143,720
Non-operating expenses	
Interest expense	44,195
Fee for sale of credit	36,233
Sales discount	71,370
Other	35,319
Total	187,117
Ordinary income	1,082,628
Special income	
Gain on sale of fixed assets	6,074
Gain on sale of investment securities	2,948
Reversal of allowance for doubtful accounts	30,091
Total	39,113
Special expenses	
Loss on elimination of fixed assets	133,928
Loss on sale of fixed assets	480
Loss on impairment	1,035
Loss on devaluation of investment securities	15,000
Total	150,443
Current net income before income taxes	971,298
Income tax, inhabitant tax and business tax	386,112
Income tax adjustment and etc	58,307
Total	444,419
Net Income	**526,879**

<u>Non-Consolidated Statement of Changes in Net Assets</u>

(From April 1, 2006 to March 31, 2007)

(¥ thousands)

	Shareholders' equity		
	Capital stock	Capital surplus	
		Capital reserve	Other retained earnings
Balance as of March 31, 2006	2,833,200	1,475,739	1,484,332
Changes of items during the accounting period			
Accumulation of reserve for special depreciation *			
Accumulation of reserve for special depreciation			
Withdrawal of reserve for special depreciation			
Withdrawal of Reserve for advanced depreciation *			
Withdrawal of Reserve for advanced depreciation			
Dividend from surplus *			
Bonuses for directors and statutory auditors *			
Net income			
Acquisition of treasury stock			(9,026)
Disposal of treasury stock			
Net changes of items other than shareholders' equity			
Total changes of items during the accounting period	-	-	(9,026)
Balance as of March 31, 2007	2,833,200	1,475,739	1,475,305

(¥ thousands)

	Shareholders' equity				
	Retained earnings			Treasury stock	Total shareholders' equity
	Other retained earnings				
	Reserve for special depreciation	Reserve for advanced depreciation	Retained earnings carried forward		
Balance as of March 31, 2006	-	69,457	1,218,028	(410,386)	6,670,370
Changes of items during the accounting period					
Accumulation of reserve for special depreciation *	15,887		(15,887)		-
Accumulation of reserve for special depreciation	7,533		(7,533)		-
Withdrawal of reserve for special depreciation	(2,270)		2,270		-
Withdrawal of reserve for advanced depreciation *		(1,664)	1,664		-
Withdrawal of Reserve for advanced depreciation		(1,545)	1,545		-
Dividend from surplus *			(147,644)		(147,644)
Bonuses for directors and statutory auditors *			(30,400)		(30,400)
Net income			526,879		526,879
Acquisition of treasury stock				(7,019)	(7,019)
Disposal of treasury stock				66,002	56,975
Net changes of items other than shareholders' equity					
Total changes of items during the accounting period	21,150	(3,209)	330,894	58,983	398,791
Balance as of March 31, 2007	21,150	66,248	1,548,922	(351,403)	7,069,162

	Valuation and translation adjustments		Total net assets
	Net unrealized holding gains on securities	Deferred gains or losses on hedges	
Balance as of March 31, 2006	110,073	-	6,780,443
Changes of items during the accounting period			-
Accumulation of reserve for special depreciation *			-
Accumulation of reserve for special depreciation			-
Withdrawal of reserve for special depreciation			-
Withdrawal of Reserve for advanced depreciation *			-
Withdrawal of Reserve for advanced depreciation			
Dividend from surplus *			(147,644)
Bonuses for directors and statutory auditors *			(30,400)
Net income			526,879
Acquisition of treasury stock			(7,019)
Disposal of treasury stock			56,975
Net changes of items other than shareholders' equity	(23,974)	29,662	5,688
Total changes of items during the accounting period	(23,974)	29,662	404,479
Balance as of March 31, 2007	86,099	29,662	7,184,922

* Matters resolved at the ordinary general meeting of shareholders held on June 23, 2006.

Notes to Non-Consolidated Financial Statements

(NOTES ON SIGNIFICANT ACCOUNTING POLICIES)

1. Significant accounting policies

(1) Valuation method and valuation of securities

- Investment in subsidiaries and affiliated companies: Stated at cost using the moving-average method
- Other securities
  - Securities with quoted value: Stated value based on market price at the end of the fiscal period (unrealized holding gains and losses are accounted for as a component of shareholders' equity; cost of other securities sold is determined using the moving-average method).
  - Securities not practicable to estimate fair value: Stated at cost using the moving-average method

(2) Derivatives: Stated at fair value

(3) Valuation method and valuation of inventories

- Finished goods, merchandise, semi-finished goods, raw materials and partly-finished goods are stated at cost determined by the periodic average method.
- Inventory goods are stated at cost determined by the first-in, first-out (FIFO) method.

(4) Depreciation and amortization of fixed assets

(Depreciation of property, plant and equipment)

Depreciation of property, plant and equipment is calculated using the declining-balance method, except for buildings (excluding building fixtures) acquired on or after April 1, 1998, which are depreciated using the straight-line method. Depreciation with respect to assets worth no less than 100,000 yen and no more than 200,000 yen is calculated over 3-year equal depreciation (*sannen kintou shoukyaku*).

(5) Allocation of allowance reserves

(a) Allowance for doubtful accounts:

The Company provides an allowance for doubtful accounts in an amount sufficient to cover probable losses on collection of notes and accounts receivable and loans payable, amongst others. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.

(b) Allowance for bonuses for directors and statutory auditors

The Company provides an allowance for bonuses for directors and statutory auditors based on the estimated amounts of payment.

(c) Employee pension and retirement benefits

The Company provides an allowance for employee pension and retirement benefits based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the end of the fiscal year.

Averaged amounts incurred as a result of differences in changes to accounting standards are amortized over 10 years.

Prior service cost is processed in profit or loss on the straight-line method over 15 years. Actuarial differences are amortized by the straight-line method over the average estimated service period, which is 15 years, beginning from the following fiscal year.

(d) Retirement benefits for directors and statutory auditors

The provision for retirement benefits for directors and statutory auditors represents 100% of such retirement benefit obligations as of the balance sheet date calculated in accordance with the regulations of the Company.

(6) Leases

Financial leases of the Company and its consolidated domestic subsidiaries, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases.

(7) Hedge Accounting Method

(a) Method of hedge accounting

The accounting for financial assets and liabilities with forward foreign exchange contracts is based on the Accounting Standard for FX Trades etc.

(b) Hedge instruments and hedged items

Hedging instruments: Forward foreign exchange contracts
Hedged items: Receivables and payables in foreign currency

(c) Hedging policy

The Company uses forward foreign exchange contracts for the purpose of mitigating the fluctuation risk of foreign currency exchange rates. The identification of hedged items is conducted under each individual contract.

(d) Assessment of hedging effectiveness

Because the accounting for forward foreign exchange contracts is based on the Accounting Standard for FX Trades etc., assessment of hedging effectiveness is omitted.

(8) Consumption taxes

Consumption taxes (both national and local) are excluded from the revenue and expense accounts of the Company which are subject to such taxes.

2. Effective from the consolidated fiscal year ended March 31, 2007, the Company has been preparing its financial statements pursuant to the Accounting Rules (No. 13 of Ministry of Justice Order, February 7, 2006).

3. Figures are rounded to the nearest thousand.

4. Changes in Accounting Policies

(1) Accounting standards for presentation of net assets in the balance sheet

Effective from the consolidated fiscal year ended March 31, 2007, the Company adopted Accounting Standards Board Statement No. 5 "Accounting Standards for Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005 and Accounting Standards Board Guidance No. 8 "Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005. This change in accounting policy has no effect on profit and loss. The amount corresponding to conventional "Total Shareholders' Equity" in the balance sheet is ¥7,155,261,000 yen.

With respect to the "Net Asset" section in the financial statements for the current fiscal year, the Company has prepared such section pursuant to the Accounting Rules (No. 13 of Ministry of Justice Order, February 7, 2006).

(2) Allowance for bonuses for directors and statutory auditors

Effective from the fiscal year ended March 31, 2007, the Company adopted Accounting Standards Board Statement No. 4 "Accounting Standard for Directors' Bonus" issued by the Accounting Standards Board of Japan on November 29, 2005. As a result, operating income, ordinary income and net income before tax decreased by 30,700,000 yen respectively, compared to what would have been recorded under the previous accounting standard.

(NOTES ON BALANCE SHEETS) (¥ thousands)

1.	Cumulative total of depreciation on property, plant and equipment	6,850,805
2.	Short-term monetary claim to affiliated companies	5,152,007
3.	Short-term monetary obligation to affiliated companies	192,421
4.	Assets pledged as collateral	
	Buildings	707,533
	Machinery and equipment	9,124
	Land	729,576
	Total	1,446,233

The above properties are pledged as collateral for 37,000,000 yen of short-term borrowing, 405,000,000 yen of long-term borrowing due within one year, and 1,000,000,000 yen of long-term borrowing.

5. Contingent liabilities (¥ thousands)

Guarantees (for loans payable from financial institutions)	
Shindaiwa Agricultural and Forestry Machinery Cooperative	450,000
SD Services Co., Ltd.	2,000
Employees (housing loan, etc.)	139,234
Total	591,234

6. Employee pension and retirement benefits

(1) Summary of the employee pension and retirement benefits

The Company provides a corporate pension fund plan as a type of guaranteed benefit plan. Extra payments may be added upon retirement of employees.

(2) Liabilities for employee pension and retirement benefits

(¥ thousands)

Projected benefit obligation	(3,885,322)
Fair value of plan assets (market price)	5,317,244
Unfunded pension obligation	1,431,922
Amount generated from difference in timing of changes to accounting policies yet to be amortized	136,529
Unrecognized actuarial differences	(431,797)
Unrecognized prior service cost	(57,273)
Net cost for employee pension and retirement benefit obligations	1,079,381
Prepaid pension cost	1,079,381
Employee pension and retirement benefits	—

(3) Employee pension and retirement benefits expenses

(¥ thousands)

Service cost	155,628
Interest cost	76,083
Expected return on plan assets	(217,079)
Amortization of amount generated from difference in timing of changes to accounting policies	45,510
Amortization of actuarial differences	(31,516)
Amortization of prior service cost	(5,246)
Employee pension and retirement benefit expenses	23,380

(Note) In addition to the above, the Company paid 3,200,000 yen in extra payments to employees upon retirement. These were recorded as selling, general and administrative expenses and cost of sales.

(4) Basis for calculation of employee pension and retirement benefits

Periodic allocation of anticipated employee pension and retirement benefits	Allocated equally to each service year
Discount rate	2.0%
Expected rate of return on plan assets	4.0%
Amortization of unrecognized prior service cost	15 years
Amortization of unrecognized actuarial differences	15 years
Amortization of amount generated from difference in timing of changes to accounting policies	10 years

7. In order to effectively raise operating capital, the Company has entered into loan commitment agreements with 4 banks

The balances of these loans as of the balance sheet date are as follows:

(¥ thousands)

Total loan commitment	3,000,000
Outstanding balance of loans executed	-
Difference	3,000,000

8. Maturity of drafts on balance sheet date, accounted for as of the date of exchange

Because the balance sheet date for the year ended March 31, 2007 was a bank holiday, the following drafts will come to maturity on the balance sheet date for the year ending March 31, 2008, but the balance has been included in the balance for the year ending March 31, 2007.

Drafts received	¥17,704,000

(NOTES ON EARNINGS STATEMENT)

- Transactions with affiliate companies:

	(¥ thousands)
(1) Sales transactions with affiliate companies: Amount of Proceeds	10,297,806
Sales Cost	1,980,369
(2) Volume of business other than sales transactions with affiliate companies:	80,456

(MATTERS RELATED TO TREASURY STOCK)

(thousand shares)

Type of treasury stock	Number of shares as of March 31, 2006	Increase in number of shares during the accounting period ended March 31, 2007	Decrease in number of shares during the accounting period ended March 31, 2007	Number of shares as of March 31, 2007
Common stock	1,539	18	246	1,311

(Note) Outline of causes of changes in net assets

- The principal details for the increase in the number of shares are as follows:
  Purchases of 18,000 fractional shares
- The principal details for the decrease in the number of shares are as follows:
  Disposal of 245,000 shares through the exercise of stock option rights
  Disposal of 1,000 shares through the additional buying of fractional shares

(NOTES ON DEFERRED INCOME TAX)

Significant components of deferred tax assets and liabilities (¥ thousands)

(DEFERRED TAX ASSETS)	
Allowance for doubtful accounts	13,725
Accrued bonus expenses	159,600
Employee pension trust (securities)	373,097
Accrued business tax	21,834
Allowance for retirement benefits for directors and statutory auditors	65,867
Other	34,515
Sub-total	688,638
Less valuation allowance	(33,631)
TOTAL DEFERRED TAX ASSETS	635,007

(DEFERRED TAX LIABILITIES)	
Reserve for advance depreciation	(44,165)
Reserve for special depreciation	(14,100)
Allowance for employee pension and retirement benefits	(45,166)
Allowance for employee pension and retirement benefits (trust)	(386,587)
Loss on devaluation of employee pension and retirement benefits trust (securities)	(111,201)
Net unrealized holding gains on securities	(57,399)
Other	(19,774)
TOTAL DEFERRED TAX LIABILITIES	(678,393)
NET DEFERRED TAX ASSETS	**(43,386)**

(NOTES ON LEASED FIXED ASSETS)

1. Purchase price equivalents, accumulated depreciation equivalents, and book value equivalents of leased properties as of the last day of the fiscal year

(¥ thousands)

	Purchase price equivalents	Accumulated depreciation equivalents	Book value equivalents
Machinery, equipment and vehicles	62,891	35,189	27,702
Tools, apparatus and equipment	149,289	77,613	71,676
Vehicle and delivery equipment	453,983	233,550	220,433
Total	666,163	346,351	319,812

2. Lease commitments as of the last day of the fiscal year

	(¥ thousands)
Due within one year	107,685
Due over one year	212,126
Total	319,812

(NOTES ON RELATED PARTY TRANSACTIONS)

1. Parent company and major corporate shareholders

N/A

2. Directors, statutory auditors and major individual shareholders

N/A

3. Subsidiaries

Company name	Address	Paid-in Capital	Principal business activities	Percentage of voting rights of the Company held	Description of relationship		Details of transactions	Amount of transactions (¥ thousands)	Items	Balance at fiscal year end (¥ thousands)
					Position of the Company's officers	Business relationship				
Shindaiwa Inc. (subsidiary)	Oregon, U.S.	US$ 6,775 thousand	Sale of Shindaiwa's products	100.0% (Direct)	4 officers	Major purchase of the Company's products	Sale of the Company 's products	9,915,877	Accounts receivable	5,058,6 76
Shindaiwa Business Support Co., Ltd. (subsidiary)	Asaminami-ku, Hiroshima	¥20 million	Provision of labor force by contract Dispatch of workers Sales of parts	100.0% (Direct)	2 officers	Business service provider on behalf of the Company	Equipmen t rental	55,791	—	—
Seifu, Co., Ltd. (subsidiary)	Asaminami-ku, Hiroshima	¥10 million	Nonlife insurance business	29.0% (Direct)	None	Insurance agent for the Company	Equipment rental	1,.200	—	—

(Notes) 1. Consumption tax and other similar charges are not included in "Amount of transactions" above.

2. Conditions for transactions and policy on determination of the conditions thereof

When determining the price of the Company's products, the Company refers to the market price, among others.

(PAR SHARE INFORMATION)

(1) Shareholders' equity per share: ¥ 337.00

(2) Net income per share: ¥ 24.88

(SUBSEQUENT EVENTS)

N/A

Independent Auditors' Audit Report with Respect to Consolidated Financial Statements (Copy)

Independent Auditors' Audit Report

May 18, 2007

To: The Board of Directors
Shindaiwa Corporation:

Nishi Nihon & Co.

Katsuhide Akabane
Representative Partner
Certified Public Accountant

Yoshiyuki Kanamoto
Representative Partner
Certified Public Accountant

We have audited the consolidated financial statements of Shindaiwa Corporation (the "Company") for the fiscal year ended March 31, 2007 (April 1, 2006 through March 31, 2007), which included the consolidated balance sheets, consolidated statements of income, consolidated statements of changes in net assets, notes to the consolidated financial statements, for the purpose of reporting under the provisions of Article 444, Paragraph 4 of the "Company Law." The management of the Company was responsible for the preparation of these consolidated financial statements, and our responsibility shall be limited to the expression of an independent opinion regarding the consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted in Japan. The auditing standards require reasonable assurance that the consolidated financial statements do not contain any untrue statements of material fact. The audit was conducted based on an audit by testing, and included a review of the consolidated financial statements as a whole and an evaluation of the accounting policies adopted by the management, the application thereof, and the estimates prepared by the management. We believe that we have obtained a reasonable basis to form our opinion as a result of the audit.

In our opinion, the above consolidated financial statements properly present the financial position and the results of operations for the fiscal year, in all material respects, of the company group consisting of Shindaiwa Corporation and its consolidated subsidiaries, in conformity with accounting principles generally accepted in Japan.

Additional Information

As stipulated in the "Changes in Accounting Policies", effective from the current fiscal year, the Company adopted the "Accounting Standard for Directors' Bonus" and prepared its consolidated financial statements based on the standard.

We have no specific interest in the Company required to be stated by the provisions of the Certified Public Accountant Law.

End of Document

Board of Statutory Auditors' Audit Report with Respect to Consolidated Financial Statements (Copy)

Audit Report with Respect to Consolidated Financial Statements

This audit report was prepared by the board of statutory auditors of Shindaiwa Corporation (the "Company") (the "Board of Statutory Auditors") after deliberation, as a concurrence of all statutory auditors (each a "Statutory Auditor), based on audit reports prepared by each Statutory Auditor with respect to the methods and results of audit concerning the consolidated financial statements (consolidated balance sheets, consolidated statements of income, consolidated statements of changes in net assets, and the notes to the consolidated financial statements) for the 46th fiscal year (April 1, 2006 through March 31, 2007). We hereby report as follows.

1. Methods of Audit by Statutory Auditors and the Board of Statutory Auditors, and its contents

In addition to establishing audit policies and segregation of duties for the fiscal year, as well as receiving reports from each Statutory Auditor on the implementation status and results of the audit, the Board of Statutory Auditors received reports from directors and independent auditors (each an "Independent Auditor") on the performance of their duties and requested further explanations as deemed necessary.

In compliance with the standards for audit by Statutory Auditors established by the Board of Statutory Auditors, pursuant to the audit policies and segregation of duties, each Statutory Auditor received reports from directors and employees on the consolidated financial statements, and requested further explanations as deemed necessary

In addition, we monitored and reviewed whether the Independent Auditors maintained their independent positions and conducted the audit properly, received reports from the Independent Auditors on the performance of their duties, and requested further explanations as deemed necessary. Furthermore, we were informed by the Independent Auditors that they are establishing a "System to ensure the appropriate performance of duties" (*Syokumu no Suikou ga Tekisetsu ni Okonawareru Koto o Kakuho Suru Tameno Taisei*) (Matters as defined in each Section of Article 159 of the Company Accounting Regulations) pursuant to "Quality control standards of audit" (*Kansa ni Kansuru Hinshitsu Kanri Kijyun*) (the Business Accounting Counsel, October 28, 2005), and requested their explanations as deemed necessary. Based on the above methods, we reviewed the consolidated financial statements for the 46th fiscal year.

2. Results of Audit

   The methods and results of audit performed by Nishi Nihon & Co., the independent auditor of the Company, are appropriate.

3. Subsequent Events

   The Company has resolved, at the meeting of the Board of Directors held on May 21, 2007, to approve the issuance of new shares (through public offering and the third party allocation of new shares), sale of shares by over allotment, and business/capital alliance with Kioritz Corporation.

May 22, 2007

Board of Statutory Auditors of
Shindaiwa Corporation

Hitoshi Nishimoto
Standing Statutory Auditor

Tetsuo Yamashita
Outside Statutory Auditor

Yasuyuki Tsudo
Outside Statutory Auditor

End of Document

Independent Auditors' Audit Report (Copy)

Independent Auditors' Audit Report

May 18, 2007

To: The Board of Directors
Shindaiwa Corporation:

Nishi Nihon & Co.

Katsuhide Akabane
Representative Partner
Certified Public Accountant

Yoshiyuki Kanamoto
Representative Partner
Certified Public Accountant

We have audited the financial statements of Shindaiwa Corporation (the "Company") for the 46th fiscal year (April 1, 2006 through March 31, 2007), which included the balance sheets, statements of income, statements of changes in net assets, notes to the financial statements, and its supporting schedules, for the purpose of reporting under the provisions of Article 436, Paragraph 2, Item 1 of the "Company Law." The management of the Company was responsible for the preparation of these financial statements and their supporting schedules, and our responsibility shall be limited to the expression of an independent opinion regarding the financial statements and its supporting schedules.

We conducted our audit in accordance with auditing standards generally accepted in Japan. The auditing standards require reasonable assurance that the financial statements and their supporting schedules do not contain any untrue statements of material fact. The audit was conducted based on an audit by testing, and included a review of the financial statements as a whole and an evaluation of the accounting policies adopted by the management, the application thereof, and the estimates prepared by the management. We believe that we have obtained a reasonable basis to form our opinion as a result of the audit.

In our opinion, the above financial statements and their supporting schedules properly present the financial position and the results of operations of the Company for the fiscal year, in all material respects, in conformity with accounting principles generally accepted in Japan.

Additional Information

As stipulated in the "Changes in Accounting Policies", effective from the current fiscal year, the Company adopted the "Accounting Standard for Directors' Bonus" and prepared its financial statements based on the standard.

We have no specific interest in the Company required to be stated by the provisions of the Certified Public Accountant Law.

End of Document

Board of Statutory Auditors' Audit Report (Copy)

Audit Report

This audit report was prepared by the board of statutory auditors of Shindaiwa Corporation (the "Company") (the "Board of Statutory Auditors") after deliberation, as a concurrence of all statutory auditors (each a "Statutory Auditor), based on audit reports prepared by each Statutory Auditor with respect to the methods and results of audit concerning the performance of each director (a "Director") of his/her respective duties during the 46th fiscal year (April 1, 2006 through March 31, 2007). We hereby report as follows.

1. Methods of Audit by Statutory Auditors and the Board of Statutory Auditors, and its contents

In addition to establishing audit policies and segregation of duties, and receiving reports from each Statutory Auditor on the implementation status and results of the audit, the Board of Statutory Auditors received reports from Directors and independent auditors (each an "Independent Auditor") on the performance of their duties and requested further explanations as deemed necessary.

In compliance with the standards for audit by Statutory Auditors established by the Board of Statutory Auditors, pursuant to the audit policies and segregation of duties, each Statutory Auditor communicated with Directors and employees in order to collect information, improve the audit environment, and at the same time, attended meetings of the board of directors ("Board of Directors") and other important meetings, received reports from Directors and employees on the performance of their duties, requested further explanations as deemed necessary, reviewed important approval-granting documents, and inspected the state of business operations and assets at the head office and other important branch offices. In addition, we monitored and reviewed the contents of resolutions of the meeting of the Board of Directors with respect to the development of a system as defined in Article 100, Paragraphs 1 and 3 of the Regulations for Enforcement of the Company Law, as well as the status of the structural systems (internal control system) that has been developed based on such resolutions. With respect to subsidiaries, we communicated with and exchanged information with Directors and Statutory Auditors, among others, of the subsidiaries, received business reports from subsidiaries as deemed necessary.

Based on the above methods, we reviewed the business report and its supporting schedules for the fiscal year.

In addition, we monitored and reviewed whether the Independent Auditors maintained their independent positions and conducted the audit properly, received reports from the Independent Auditors on the performance of their duties, and requested further explanations as deemed necessary. Furthermore, we were informed by the Independent Auditor that they are establishing a "System to ensure the appropriate performance of duties" (*Syokumu no Suikou ga Tekisetsu ni Okonawareru Koto o Kakuho Suru Tameno Taisei*) (Matters as defined in each Section of Article 159 of the Company Accounting Regulations) pursuant to "Quality control standards of audit" (*Kansa ni Kansuru Hinshitsu Kanri Kijyun*) (the Business Accounting Counsel, October 28, 2005), and requested their explanations as deemed necessary. Based on the above methods, we reviewed the financial statements for the 46th fiscal year (balance sheets, statements of income, statements of changes in net assets, and notes to the financial statements) as well as their supporting schedules.

2. Results of Audit

(1) Results of audit of the business report

(i) The business report and its supporting schedules of the Company accurately present the financial conditions of the Company in conformity with applicable laws and regulations and the Articles of Incorporation of the Company.

(ii) No irregularity or violation of applicable laws or regulations or the Articles of Incorporation of the Company was found with respect to the activities of the Directors.

(iii) The contents of the resolutions of the meeting of the Board of Directors with respect to the internal control system are appropriate.

In addition, there are no matters to be pointed out regarding the performance of duties of Directors with respect to the internal control system.

(2) Results of audit of the financial statements and its supporting schedules

The methods and results of audit performed by Nishi Nihon & Co., the independent auditor of the Company, are appropriate.

3. Subsequent Events

As stipulated in "(14) Other Significant Information Pertaining to the Shindaiwa Group", the Company has resolved, at the meeting of the Board of Directors held on May 21, 2007, to approve the issuance of new shares (through public offering and the third party allocation of new shares), sale of shares by over allotment, and business/capital alliance with Kioritz Corporation.

May 22, 2007

Board of Statutory Auditors of
Shindaiwa Corporation

Hitoshi Nishimoto
Standing Statutory Auditor

Tetsuo Yamashita
Outside Statutory Auditor

Yasuyuki Tsudo
Outside Statutory Auditor

5. Disposition of material assets, material debt burden, and other matters which have a material impact on the Company's assets, occurred after the last day of the most recent fiscal year

N/A

6. Information on Directors of Newly-Incorporated Parent Company

Directors of Yamabiko are as follows:

Title (Job Responsibility)	Name	Date of Birth	Employment History		(1) Number of Shares of Kioritz Owned (2) Number of Shares of Shindaiwa Owned (3) Number of Shares of Yamabiko Allocated
Representative Director and Chairman	Yasushi Asamoto	August 26, 1944	Apr. 1967	Joined Shindaiwa Corporation	(1) 0 shares (2) 1,090,264 shares (3) 109,026 shares
			Mar. 1980	Director, General Manager of Sales Department 1	
			Mar. 1986	Managing Director, General Manager of Planning Division	
			Oct. 1986	Managing Director, General Manager of Sales Division	
			Mar. 1989	Managing Director, General Manager of General Affairs Division	
			Mar. 1990	Senior Managing Director, General Manager of General Affairs Division	
			Mar. 1992	Director and Vice President	
			Oct. 1992	Representative Director and President of Chiyoda Kosakujo, Ltd. (currently, Shindaiwa Engineering Co., Ltd.)	
			Mar. 1983	Representative Director and President of Shindaiwa Engineering Co., Ltd. (current)	
			Nov. 1993	Representative Director and Chairman of Shindaiwa Inc. (current)	
Representative Director and President	Yasuhiko Kitazume	April 25, 1944	Apr. 1968	Joined Kioritz Corporation	(1) 35,000 shares (2) 0 shares (3) 4,305 shares
			Dec. 1996	General Manager of Production Technology Department	
			Dec. 1998	Representative Director and President of Echo, Incorporated	
			Feb. 2000	Director of Kioritz Corporation	
			Dec. 2002	Director and Executive Officer of Kioritz Corporation (current), Deputy General Manager of Engineering Division	
			Feb. 2003	Representative Director and President of Kioritz Corporation (current)	
Director	Hideaki Kawai	September 23, 1943	Feb. 1960	Joined Kioritz Corporation	(1) 22,000 shares (2) 0 shares (3) 2,706 shares
			Mar. 1999	Representative Director and President of Kioritz Echo Shinetsu Co., Ltd.	

			Mar. 1993	Representative Director and President of Kioritz Echo Seibu Co., Ltd.	
			Feb. 1999	Director of Kioritz Corporation	
			Mar. 1999	Assistant to General Manager of Domestic Sales Division, General Manager of Sales & Marketing Department	
			Dec. 1999	Deputy General Manager of Sales & Marketing Division	
			Feb. 2002	Managing Director and Executive Officer (current)	
			Feb. 2002	General Manager of Sales & Marketing Division	
			Feb. 2005	Senior Managing Director (current), General Manager of Agricultural Machinery Division	
			Dec. 2006	General Manager of Agricultural and Industrial Machinery Division (current)	
Director	Noboru Iwamoto	June 9, 1945	Apr. 1969	Joined Ryobi Limited	(1) 0 shares (2) 65,000 shares (3) 6,500 shares
			Apr. 1981	Joined Shindaiwa Corporation	
			Mar. 1995	General Manager of Corporate Planning Department	
			Mar. 1996	Director, General Manager of Corporate Planning Department	
			Apr. 1998	Director, Deputy General Manager of Sales Division	
			Jun. 1999	Managing Director	
			Jun. 2000	Senior Managing Director	
			Apr. 2004	Senior Managing Director, General Manager of Overseas Business Department	
			Jun. 2004	Senior Managing Director (current)	
Director	Takeshi Sasaki	October 8, 1946	Apr. 1969	Joined Kioritz Company	(1) 15,000 shares (2) 0 shares (3) 1,845 shares
			Dec. 1998	General Manager of Personal Department	
			Dec. 1999	General Manager of Personal Department of Administration Division	
			Feb. 2002	Executive Officer (current)	
			Feb. 2003	Senior Executive Officer	
			Mar. 2003	General Manager of Corporate Planning Department	
			Dec. 2003	Representative Director and Chairman of Echo, Incorporated	
			Feb. 2004	Director of Kioritz Corporation	
			Jun. 2004	Deputy General Manager of Sales & Marketing Division	
			Feb. 2005	Managing Director (current), General Manager of Sales & Marketing Division (current)	
Director	Katsuyuki	August 22,	Apr. 1977	Joined Shindaiwa Corporation	(1) 0 shares

	Maeda	1952	Jun. 1997	General Manager of Designing Technology Department of Engineering Research and Development Division, General Manager of Development Management Department	(2) 19,000 shares (3) 1,900 shares
			Jun. 1999	Director, Deputy General Manager of Engineering Research and Development Division, Head of Central Technology Research Institute	
			Jun. 2000	Director, General Manager of Engineering Research and Development Division, General Manager of Development Management Department, Head of Central Technology Research Institute, General Manager of Designing Technology Department	
			Jun. 2001	Director, General Manager of Engineering Research and Development Division (current)	
			Jun. 2006	Managing Director (current), General Manager of Engineering Research and Development Division	
Director	Shigeki Kondo	June 30, 1950	Apr. 1974	Joined Mitsui & Co., Ltd.	(1) 0 shares (2) 0 shares (3) 0 shares
			Oct. 2001	General Manager of Marine Energy Project Department of Ship & Marine Project Division of Mitsui & Co., Ltd.	
			Aug. 2004	General Manager of Investment Planning & Administration Department of Corporate Administrative Division of Mitsui & Co., Ltd.	
			Apr. 2006	General Manager of Project & Investment Coordination Department of Investment Administration Division of Mitsui & Co., Ltd.	
			Jan. 2007	Advisor of Kioritz Corporation	
			Feb. 2007	Executive Officer (current) Responsible for Overseas (current)	
			Feb. 2008	Director (current), Responsible for Distribution (current)	

(Note) There are no conflicts of interest between candidates for directors of Yamabiko and the Company or Shindaiwa. In addition, there will be no conflicts of interest between such candidates for directors of Yamabiko and Yamabiko Corporation.

7. Information on Statutory Auditors of Newly-Incorporated Parent Company

Statutory Auditors of Yamabiko are as follows:

Title (Job Responsibility)	Name	Date of Birth	Employment History		(1) Number of Shares of Kioritz Owned (2) Number of Shares of Shindaiwa Owned (3) Number of Shares of Yamabiko Allocated
Statutory Auditor	Masatoshi Miyahara	April 20, 1945	Apr. 1968	Joined Kioritz Corporation	(1) 12,000 shares (2) 0 shares (3) 1,476 shares
			Feb. 2002	General Manager of Distribution Management Department of Sales & Marketing Division	
			Feb. 2003	Executive Officer	
			Mar. 2003	General Manger of Sales Department of Sales & Marketing Division	
			Dec. 2005	Deputy General Manager of Sales & Marketing Division	
			Feb. 2006	Responsible for Quality Assurance/Distribution	
			Feb. 2008	Standing Statutory Auditor (current)	
Statutory Auditor	Shigeharu Owa	April 10, 1952	Apr. 1977	Joined The Tokai Bank, Ltd. (currently The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	(1) 0 shares (2) 18,000 shares (3) 1,800 shares
			Jul. 2002	Seconded to Shindaiwa Corporation, Deputy General Manager of Administration Division	
			Jun. 2003	Director, Deputy General Manager of Administration Division	
			Jun. 2004	Director, General Manager of Administration Division (current)	
Statutory Auditor	Masato Tanaka	July 29, 1943	Jul. 2001	Chief of the Suginami Tax Office	(1) 1,000 shares (2) 0 shares (3) 123 shares
			Jul. 2002	Resigned from National Tax Agency	
			Aug. 2002	Registered as certified tax accountant (current), Opened Tanaka Certified Accountant Office (current)	
			Feb. 2006	Statutory Auditor of Kioritz Corporation (current)	
Statutory Auditor	Tetsuo Yamashita	September 28, 1948	Apr. 1982	Registered as attorney at law	(1) 0 shares (2) 37,000 shares (3) 3,700 shares
			Jan. 1985	Opened Yamashita Law Office (current)	
			Jun. 1999	Statutory Auditor of Shindaiwa Corporation (current)	

(Note) 1. There are no conflicts of interest between candidates for directors of Yamabiko and the Company or Shindaiwa. In addition, there will be no conflicts of interest between such candidates for directors of Yamabiko and Yamabiko Corporation.

2. Messrs. Masato Tanaka and Tetsuo Yamashita are candidates for outside statutory auditors.

3. The reasons of appointment of candidates for outside auditors are as follows:

   a. Mr. Masato Tanaka is a certified tax accountant and has considerable knowledge of financial and accounting. In addition, Mr. Tanaka has substantial insight as an outside statutory auditor. Accordingly, the Company came to the conclusion that Mr. Tanaka has the ability to appropriately perform his duty as an outside statutory auditor.

   b. Mr. Tetsuo Yamashita has special knowledge and experience as an attorney. In addition, Mr. Yamashita has substantial insight as an outside statutory auditor. Accordingly, the Company came to the conclusion that Mr. Yamashita has the ability to appropriately perform his duty as an outside statutory auditor.

8. Information on Accounting Auditor of Newly-Incorporated Parent Company

Accounting Auditor of Yamabiko is as follows:

Name	Toyo Horwath	
Address of Head Office	6F, Sumitomo Fudosan Kanda Building 7 Kanda Mitoshiro-cho, Chiyoda-ku, Tokyo	
History	Dec. 1971	Incorporated and registered as Nitto Auditing Firm
	Nov. 1981	Changed its name to Toyo Auditing Firm at the time of integration with Toranomon Auditing Firm, and transferred the principal office to Chuo-ku, Tokyo and established offices in Osaka and Nagoya
	Mar. 2003	Aligned with Horwath International
	Jan. 2005	Merged with Nishimura Accounting Firm
	Oct. 2006	Merged with Toto Auditing Firm
Outlines	Paid-in Capital: ¥231 million Number of Employees: (as of March 31, 2008) Representative partners, staffs: 107 Certified public accountants: 205 Assistant certified public accountants: 14 Persons who passed new examination: 14 Persons who passed part of new examination: 6 Others: 38 Total: 384 Number of Involved Companies: 485	

9. Matters defined in Articles 82 and 84 of the Regulations of Enforcement of the Company Law with respect to remuneration of directors and statutory auditors of Yamabiko Corporation

Taking into consideration the aggregate amount of remuneration of Shindaiwa and Kioritz as well as other circumstances, the aggregate amount of remuneration of directors and statutory auditors of Yamabiko during the period from the date of incorporation of Yamabiko until the closing of the first ordinary general meeting of shareholders shall be as follows:

Directors: No more than ¥150 million

Statutory Auditors: No more than ¥40 million

The number of directors and statutory auditors of Yamabiko at the time of its incorporation will be seven and four, respectively.

2nd Agenda: Partial Amendments to the Articles of Incorporation

1. Reason for Amendments

   Once the First Agenda (Incorporating Parent Company through Share Transfer) is approved and the Share Transfer is implemented on December 1, 2008 (scheduled), the sole shareholder of the Company will become Yamabiko, the parent company which will be incorporated through the Share Transfer and which will come to hold 100% of the shares of the Company pursuant to the Share Transfer.

   Accordingly, the sole shareholder of the Company will become Yamabiko by the time the 65th Term Ordinary General Meeting of Shareholders of the Company is held, which is scheduled in late February 2009. From the perspective that consistency should be maintained between actual shareholder composition and shareholders who are able to exercise voting rights at a general meeting of shareholders, all current shareholders as of the date of the foregoing general meetings of shareholders shall be granted the right to exercise voting rights at such general meeting of shareholders. In order to be able to grant such rights to shareholders at each general meeting of shareholders, the Company shall abolish the system by which record dates are set for ordinary general meetings of shareholders, and, in addition to deleting Article 15 of the current Articles of Incorporation (Record Date for Ordinary General Meeting of Shareholders), each of the following paragraphs from Article 16 of the current Articles of Incorporation shall be moved up.

   The amendments to the Articles of Incorporation are conditional upon (i) the First Agenda being approved, (ii) the Share Transfer Plan, which will have been approved as the First Agenda, becoming effective one day prior to November 30, 2008, and (iii) the Share Transfer not having been cancelled.

   The amendments to the Articles of Incorporation shall become effective on November 30, 2008.

2. Details of amendments are as follows:

(Amendments as underlined)

Current Articles of Incorporation	Proposed amendments
<u>Article 15 (Record Date for Ordinary General Meeting of Shareholders)</u> <u>The record date to determine voting rights at the ordinary general meeting of shareholders shall be November 30 each year.</u>	(Deleted)
Article <u>16</u> ~ Article <u>45</u> (Omitted)	Article <u>15</u> ~ Article <u>44</u> (Same as the current version)

<For your reference>

Dividends from the retained earnings of the Company (the year-end dividend) for the fiscal year ending November 30, 2008 (from December 1, 2007 to November 30, 2008), shall, in accordance with Article 43 of the Articles of Incorporation of the Company (subsequent to the partial amendment to the Articles of Incorporation), be paid pursuant to a resolution of the 65th Term Ordinary Meeting of Shareholders of the Company scheduled to be held in late February, 2010 to those shareholders or registered beneficial shareholders of the Company whose names are registered or recorded on the final shareholders' register as of November 30, 2008.

However, from the perspective of protecting the interests of the current shareholders of the Company as of November 30, 2008, it is the Company's intention that the agenda relating to the year-end dividend, and the approval of such, shall be conducted in accordance with previous practice.

End of Document

Exhibit (2)

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

This share transfer is made for the securities of a foreign company. The share transfer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Securities Code 6320
June 9, 2008

To Our Shareholders

Representative Director and
President: Yasushi Asamoto
SHINDAIWA CORPORATION
6-2-11, Ozuka-Nishi, Asaminami-ku,
Hiroshima

CONVOCATION NOTICE OF THE 47TH TERM ORDINARY GENERAL MEETING OF SHAREHOLDERS

SHINDAIWA CORPORATION (the "Company") will be holding the 47th ordinary general meeting of shareholders and requests your attendance. The meeting will be held as described below.

If you are unable to attend the meeting, you can exercise your voting rights in writing. Please review the "Reference Materials for the Ordinary General Meeting of Shareholders" described later, indicate your intention to vote "for" or "against" each agenda item in the enclosed voting form and return said from to us by 5:35 p.m. (before the close of business) on June 26, 2008 (Thursday).

1. **Date/Time:** June 27, 2008 (Friday) 10:00AM
2. **Venue:** 6-2-11, Ozuka-Nishi, Asaminami-ku, Hiroshima
   Conference Room, 4F Head Office of Shindaiwa Corporation
3. **Meeting Agenda:**

   Matters to be Reported:

   1st Agenda: Business report, consolidated financial statements and related financial statements for the 47th Term (from April 1, 2007 to March 31, 2008)

   2nd Agenda: Report on results of the audits conducted by the statutory auditors and the board of statutory auditors with respect to the consolidated financial statements for the 47th Term

   Matters to be Resolved:

   1st Agenda: Establishment of a parent company through share transfer

   2nd Agenda: Election of 11 directors
4. **Matters Decided with respect to the Convocation**

   (1) When exercising your voting rights through a representative, you may appoint only another shareholder of the Company who has voting rights to be your representative. Please be aware that a letter of proxy must be submitted with your voting form.

   (2) Shareholders intending to exercise their voting rights separately are requested to notify the Company in writing of their intention, and the reason for such, at least three days prior to the general meeting of shareholders.

* When you arrive at the meeting, please submit the enclosed voting right exercise form to the reception desk at the site of the meeting.

* In the event that the attached reference materials for the ordinary general meeting of shareholders need to be modified, the Company will post such modification on its website (http://www.shindaiwa.co.jp/).

(Attachment)

BUSINESS REPORT FOR THE 47TH TERM

(April 1, 2007 through March 31, 2008)

1. Results of the Corporate Group's Operations

(1) Results of Operations

In general, the Japanese economy in the current consolidated fiscal year showed signs of slow recovery centered around continued overseas demand. However, because of a sharp rise in the price of raw materials, a decrease in residential construction due to the impact of the amended Building Standard Law of Japan and the continued strengthening of the Japanese yen in the later half of the year and other factors, concerns over a deterioration in corporate revenue resulted in a sharp increase in perceptions of an economic slowdown.

Although the world economy remained stable against the backdrop of economic expansion in developing countries, especially in Asia, the risk of economic downturn, such as stagnancy in the American economy due to an impact of confusion in the financial and capital markets resulting from the sub prime loan crisis and other factors, has been increasing.

In the context of this environment, to contribute to the establishment and improvement of its future management base, the group companies of Shindaiwa (the "Shindaiwa Group") have been focusing on the establishment of a new integrated information system, which will significantly transform the management system and internal control systems in all of the Group's operations.

Furthermore, in the current fiscal year, the Company conducted a public stock offering for the first time in 22 years, with the purpose of procuring funds in preparation for large-scale capital investment. In addition, the Company has begun major projects with an eye to the future, including entering into a business and capital alliance with Kioritz Corporation ("Kioritz"), a step to survive and succeed in the global market, which is facing an era of intense competition.

However, the decrease in sales resulting from a record drought in the U.S., a key market for the Company, the decrease in production levels at the Company's factories in accordance with the downturn in sales and a significant impact from a recall of one of the Company's key products, and a sharp rise in the price of raw materials, have resulted in an extremely difficult situation for the Company. Accordingly, every member of the Shindaiwa Group worked as a whole towards improving business results, including reexamining cost-saving efforts, production systems and the prices of products. However, the continuation of the drastic rise in the value of the Japanese yen in the fourth quarter of the fiscal year was a depressing factor on results, and the Company regrets to report that the final results for sales and profit both fell substantially below the forecast we made at the beginning of the fiscal year.

As a result, sales were 26,739 million Japanese yen, a decrease of 1,646 million Japanese yen (5.8%) compared to the previous fiscal year, of which domestic sales were 13,912 million Japanese yen, a decrease of 527 million Japanese yen (3.7%) compared to the previous fiscal year, and overseas sales were 12,827 million Japanese yen, a decrease of 1,118 million Japanese yen (8.0%) compared to the previous fiscal year. From the perspective of profit and loss, as a result of the aforementioned factors, operating income was 244 million Japanese yen, current loss was 500 million Japanese yen, and net loss amounted to 655 million Japanese yen.

Sales for each segment are as follows:

Sales by Segment (¥ millions)

Segment		46th Term (April 1, 2006 through March 31, 2007)			47th Term (current term) (April 1, 2007 through March 31, 2008)		
		Domestic	Overseas	Total	Domestic	Overseas	Total
1	Agricultural/Forestry Machinery	2,547	9,945	12,492	2,696	8,889	11,585
2	Construction/ Engineering/Metalwork Machinery	9,138	1,473	10,612	8,411	1,552	9,963
3	Parts	2,188	2,528	4,716	2,223	2,387	4,609
4	Other	565	—	565	582	—	582
Total		14,439	13,946	28,385	13,912	12,827	26,739

【Agricultural/Forestry Machinery】

Sales in the "Agricultural/Forestry Machinery" segment (which includes brushcutters, chainsaws, blowers, etc.) were 11,585 million Japanese yen, a decrease of 906 million Japanese yen (7.3%) compared to the previous fiscal year.

Despite comparatively stable sales in the domestic markets for forestry-related products, due to an increase in demand for domestic wood such as wood chips, demand for agricultural-related products, particularly large-scale agricultural machinery, continued to be very weak, due to the continuing effects of agricultural policy reform.

Under these conditions, with respect to the chainsaw range, which is a key product type of the Shindaiwa group, the compact models designed for use by farmers showed little growth, and sales overall were sluggish. However, the launch of the new RA series with a universal design contributed to an increase sale in the brushcutter range, another key product of the Shindaiwa group. In addition, sales of compact lawn-maintenance machines and riding mowers, new models of which Shindaiwa started to launch in 2006 and 2007, have increased. As a result, total domestic sales were 2,696 million Japanese yen, an increase of 149 million Japanese yen (5.8%) compared to the previous fiscal year.

Among overseas markets, in comparison to the results in the comparatively stable European market, overall sales remained weak in the North American market. The commencement of product supply as a result of an OEM agreement between the Company and a major agricultural machinery manufacturer contributed to sales; however the impacts from a drought, a recall of some of the Company's products, and the economic slowdown in the U.S. were bigger.

With respect to sales by product series, sales of blowers were only 50% of the results of the previous year as a result of discontinued sales due to a recall of blowers. A delay in the release of new products in the chainsaw range, among other factors, resulted in weak sales. As a result, total overseas sales were 8,889 million Japanese yen, a decrease of 1,055 million Japanese yen (10.6%) compared to the previous fiscal year.

【Construction/Engineering/Metalwork Machinery】

Sales in the "Construction/Engineering/Metalwork Machinery" segment (which includes generators, welders, tower lights and cutters, etc.) were 9,963 million Japanese yen, a decrease of 649 million Japanese yen (6.1%) compared to the previous fiscal year.

In the domestic market, continuing confusion resulting from stronger building certification requirements pursuant to the amended Building Standard Law of Japan caused a drastic reduction in residential construction and other construction work, and resulted in a substantial decrease in sales of two key products - on-site diesel generators and diesel welders. On the other hand, capital investment by large companies (plant relocation or new construction) remained steady; the implementation of the sector-specific sales expansion plan aimed at the machinery tools-related industry sector yielded results; balloon tower lights, dust-proof cutters and other products contributed to sales results; and new models of lightweight high-pressure scrubbers with improved durability and ease of maintenance were well-received in the market and performed solidly. However, as a result of a downturn in key products, total domestic sales were 8,411 million Japanese yen, a decrease of 727 million Japanese yen (8.0%) compared to the previous fiscal year.

With respect to overseas sales, market stagnation resulted in continued difficulties in the North American market. However, since economic conditions in oil-producing nations, resource-rich nations, and developing nations are favorable, sales grew steadily in Oceania, the Middle East and South East Asia.

With respect to sales by product series, active marketing of diesel welders yielded results, and the results improved substantially, particularly in the Middle East. In addition to sales being stable in North America as a result of continued favorable sales of the Company's diesel generators which meet U.S. emissions standards and were launched in the previous fiscal year, sales of new products which had been designed for the Australian market contributed, and the results for sales in the current fiscal year exceeded those of the previous fiscal year. Accordingly, total overseas sales were 1,552 million Japanese yen, an increase of 78 million Japanese yen (5.3%) compared to the previous fiscal year.

【Parts】

Sales in the "Parts" segment (which includes saw blades, saw chains, electrical chip saws, etc.) were 4,609 million Japanese yen, a decrease of 107 million Japanese yen (2.3%) compared to the previous fiscal year.

In the domestic market, in the midst of increasingly severe price competition, sales of saw blades and electrical chip saws remained steady due to the comparatively stable operating conditions with respect to the operation of plant facilities. In addition, as a result of the proactive implementation of sector-specific sales expansion plans, the Company was able to secure sales results which are largely comparable with the previous fiscal year. As a result, domestic sales were 2,223 million Japanese yen, an increase of 34 million Japanese yen (1.6%) compared to the previous fiscal year.

Sales in the overseas market fell below the results of the previous fiscal year as a result of a decrease in sales of agriculture and forestry-related products. Sales were 2,387 million Japanese yen, a decrease of 141 million Japanese yen (5.6%) compared to the previous fiscal year.

【Others】

Sales in the "Others" segment (which includes repairs and trade-ins, etc.) are from the domestic market only, and were 582 million Japanese yen, an increase of 17 million Japanese yen (2.9%) compared to the previous fiscal year.

(2) Issues to be Addressed

With respect to the business environment in which the Shindaiwa Group operates, the Shindaiwa Group expects to slowly recover from the current sagging domestic economy as the result of a trend towards increased exports as the impact of the implementation of the amended Building Standard Law of Japan is settled. The future is difficult to forecast, due to concerns over an economic recession in the U.S. with an impact from the subprime loan crisis and factors such as fluctuations in the securities and foreign exchange markets, and trends in the price of oil, among others. In addition, general growth in the world economy is expected to slow as the U. S. economy shows increasing signs of a recession.

In the midst of these economic conditions, the Shindaiwa Group strives to expand sales and ensure profitably by making efforts to develop new high value-added products, launch products into the market in a timely manner, and promote effective marketing measures. In addition, the Shindaiwa Group will continue to develop various measures to further improve quality, strengthen cost competitiveness, reduce supply lead-time, enhance the service structure and improve its brand.

Furthermore, with respect to the management integration with Kioritz which was announced on April 14, 2008, in the 48th term, Shindaiwa and Kioritz as a whole will focus on the prompt and concrete realization of synergies through establishing "Yamabiko Corporation", the parent company, and ensuring the successful start of its operations, in addition to conducting various activities aimed at promoting the integration of the two group companies and establishing systems as new company group.

The Shindaiwa Group plans to continue to work towards a stabilized high-profit structure and maximize corporate value through the above activities.

The Shindaiwa Group would greatly appreciate the continuing support and encouragement of all of its shareholders.

(3) Capital investment, etc. and Fund Procurement

Capital investment in the current fiscal year amounted to a total of 1,675 million Japanese yen. The majority of this amount, 919 million Japanese yen, was used to renew computer software, and 690 million Japanese yen was used to acquire new products and updated model molds, and to purchase manufacturing equipment and tools for the Chiyoda factory.

1,217 million Japanese yen was procured through the issuance of new securities and the disposition of treasury stock during the current fiscal year. The procured funds were used for capital investment, among other uses.

(4) Business Transfers, Split-Ups and Spin-Offs

There is no relevant information.

(5) Receipt of Businesses through Transfer from Another Corporation

There is no relevant information.

(6) Succession to Rights or Obligations with Respect to Another Corporation as a Result of an Extinguishing Merger or Sink Decomposition

There is no relevant information.

(7) Acquisition or Disposal of Securities or Other Equity, or Stock Acquisition Rights of Another Corporation

The Company entered into an agreement with Kioritz with respect to a business and capital alliance at the meeting of the Board of Directors of the Company held on May 21, 2007 and, pursuant to this agreement, the Company bought 587,000 shares of Kioritz on the market.

(8) Trends in Financial Condition, Profit and Loss

a. Trends in Business Results and Financial Condition of the Corporate Group

	44th Term (April 1, 2004 through March 31, 2005)	45th Term (April 1, 2005 through March 31, 2006)	46th Term (April 1, 2006 through March 31, 2007)	47th Term (Current consolidated fiscal year) (April 1, 2007 through March 31, 2008)
Sales (¥ millions)	21,882	25,290	28,385	26,739
Ordinary income (¥ millions)	520	850	1,283	(500)
Net income (¥ millions)	268	466	617	(655)
Net income per share (¥)	11.67	20.65	29.15	(26.68)
Total assets (¥ millions)	19,151	21,015	23,822	24,414
Net assets (¥ millions)	7,497	7,924	8,507	8,240
Net assets per share (¥)	342.84	374.24	396.44	321.14

(Notes) 1. Figures in parentheses represent loss.

2. Net income per share is calculated based on the average total number of shares issued and outstanding during the fiscal year. Net assets per share are calculated based on the total number of shares issued and outstanding at the end of the fiscal year. Shares held as treasury stock are excluded from the calculation of both the average total number of shares issued and outstanding during the fiscal year and the total number of shares issued and outstanding at the end of the fiscal year.

b. Trends in Business Results and Financial Condition of the Company

	44th Term (April 1, 2004 through March 31, 2005)	45th Term (April 1, 2005 through March 31, 2006)	46th Term (April 1, 2006 through March 31, 2007)	47th Term (Current consolidated fiscal year) (April 1, 2007 through March 31, 2008)
Sales (¥ millions)	19,804	21,621	24,604	22,956
Ordinary income (¥ millions)	509	658	1,083	(890)
Net income (¥ millions)	231	347	527	(869)
Net income per share (¥)	9.97	15.03	24.88	(35.39)
Total assets (¥ millions)	15,735	17,761	21,713	22,729
Net assets (¥ millions)	6,768	6,780	7,185	7,220
Net assets per share (¥)	309.43	320.03	337.00	283.01

(Notes) 1. Figures in parentheses represent loss.

2. Net income per share is calculated based on the average total number of shares issued and outstanding during the fiscal year. Net assets per share are calculated based on the total number of shares issued and outstanding at the end of the fiscal year. Shares held as treasury stock are excluded from the calculation of both the average total number of shares issued and outstanding during the fiscal year and the total number of shares issued and outstanding at the end of the fiscal year.

(9) Significant Subsidiaries

Name	Paid-in Capital	Shindaiwa Share Holding Ratio	Major Businesses
Shindaiwa Inc.	US$6,775,000	100.0%	Sales of the Company's products
Shindaiwa Engineering Co., Ltd.	¥ 50,000,000	100.0%	Manufacture of sheet-metal parts
Shindaiwa Business Support Co., Ltd.	¥20,000,000	100.0%	Business by contract Dispatch of workers Sales of parts
Shindaiwa Machinery Co., Ltd. (China)	NT$5,000,000	100.0%	Purchase and sales of parts
Shindaiwa Properties LLC	US$680,000	* 50.0%	Management of distribution warehouse

(Notes) 1. * represents an indirect holding ratio.

2. Five (5) of the Company's subsidiaries are subject to consolidation, and two (2) subsidiaries, Jacto Inc. and SD Services Co., Ltd. (*kabushiki kaisha*), are accounted for using the equity method.

(10) Primary Areas of Business

The Shindaiwa Group manufactures and sells the following products:

Agricultural/Forestry Machinery: brushcutters, engine chainsaws, engine blowers, etc.

Construction/Engineering/Metalwork Machinery: generators, welders, floodlights, engine cutters, etc.

Parts: saw blades, saw chains, electronic chip saws, etc.

Other: repairs, trade-ins, etc.

(11) Significant Bases

Head office: 6-2-11, Ozuka-Nishi, Asaminami-ku, Hiroshima

Domestic production bases: Shindaiwa Chiyoda factory (Yamagata District, Hiroshima)

Shindaiwa Engineering Co., Ltd. (Akitakata-shi, Hiroshima)

Domestic sales offices: Sales offices

Sapporo, Sendai, Kooriyama, Morioka, Tokyo, Chiba, Tama, Yokohama, Shizuoka, Saitama, Utsunomiya, Tsuchiura, Maebashi, Nagano, Niigata, Nagoya, Hamamatsu, Tsu, Gifu, Kanazawa, Osaka, Wakayama, Kyoto, Himeji, Hiroshima, Hofu, Okayama, Takamatsu, Matsuyama, Fukuoka, Isahaya, Kokura, Oita, Kumamoto, Kagoshima, Miyazaki, Shindaiwa Business Support Co., Ltd. (Asaminami-ku, Hiroshima)

Overseas sales base: Shindaiwa Inc. (Oregon, U.S.A)

Overseas distribution base: Shindaiwa Machinery Co., Ltd. (China) (Taichung, Taiwan)

(12) Corporate Group Employees

a. Number of employees in the corporate group

Segment	Number of employees	Increase (decrease) compared to the end of the previous fiscal year

Domestic	618	38
Overseas	87	(12)
Total	705	26

(Note) The above figures do not include directors, advisors or part-time employees.

b. The Company's employees

Number of employees	Increase (decrease) compared to the end of the previous fiscal year	Average age	Average length of service
423	(40)	44.1	19.6 years

(Notes) 1. The above figures do not include directors, advisors or part-time employees.

2. The number of employees represents members of the workforce, excluding employees dispatched to other companies from the Company, but including those employees dispatched to the Company from other companies.

(13) Principal Lenders

(¥ millions)

Name	Loan amount
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	1,918
The Momiji Bank, Ltd.	1,575
The Hiroshima Bank, Ltd.	1,300
The Nishi-Nippon City Bank, Ltd.	570
Mizuho Bank, Ltd.	501
The Shokochukin Bank	445
Nippon Life Insurance Company	419
The Chuo Mitsui Trust and Banking Company, Limited	344
Mizuho Trust & Banking Co., Ltd.	190
Meiji Yasuda Life Insurance Company	136

(14) Other Significant Information Pertaining to the Shindaiwa Group

The implementation of management integration with Kioritz through the establishment of a joint holding company on December 1, 2008 was approved at the meeting of the Board of Directors of the Company held on April 14, 2008. With respect to such joint holding company, the Company intends to seek approval at the 47th Ordinary General Meeting of Shareholders scheduled to be held on June 27, 2008 for the establishment, through a share transfer, of a parent company which will own 100% of the shares of the Company and Kioritz.

2. Matters Concerning Shares of the Company

(1) Total Number of Shares Authorized to be Issued: 58,722,000 shares

(2) Total Number of Shares Issued and Outstanding: 26,081,600 shares (an increase of 3,450,000 shares from the end of the previous fiscal year)

(Note) Pursuant to the resolution of the meeting of the Board of Directors held on May 21, 2007, the Company conducted a capital increase through (i) a public offering with the due date of payment of June 6, 2007 and (ii) a third party allocation of new shares pursuant to an over allotment with a payment due date of June 21, 2007. Accordingly, the total number of shares issued and outstanding increased 3,450,000 shares.

(3) Number of Shareholders: 3,833 (an increase of 1,034 shareholders (as of end of current fiscal year) compared to the end of the previous fiscal year)

(4) Principal Shareholders:

Name	Number of Shares Owned (thousands shares)	Shareholding Percentage of the Total Shares Outstanding (%)
Asamoto Kosan Co.,Ltd. (*kabushiki kaisha*)	1,158	4.4
Yasushi Asamoto	1,090	4.2
Shindaiwa Shineikai Stock Plan (*Mochikabukai*)	1,087	4.2
Nippon Life Insurance Company	1,024	3.9
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	990	3.8
The Momiji Bank, Ltd.	990	3.8
The Nishi-Nippon City Bank, Ltd.	786	3.0
The Hiroshima Bank, Ltd.	782	3.0
Shindaiwa Employee Stock Plan (*Mochikabukai*)	754	2.9
Mizuho Bank, Ltd.	733	2.8

(Note) The figures listed in "Number of Shares Owned" have been rounded off to the nearest thousand.

(5) Other Important Matters Concerning Shares of the Company:

Treasury Stock disposed pursuant to the resolution of the meeting of the Board of Directors held on May 21, 2007

a. Class and number of shares of treasury stock disposed: Common stock, 700,000 shares

b. Aggregate value of shares disposed: ¥215,600,000

c. Purpose of disposition: Capital investment, strengthening of business alliance with Kioritz Corporation

d. Date of disposition: June 7, 2007

3. Matters Concerning Stock Acquisition Rights of the Company

(1) Stock Acquisition Rights as of End of the Current Fiscal Year

Number of stock acquisition rights:	395 units
Class of shares to be issued upon exercise of stock acquisition rights:	Common stock
Number of shares to be issued upon exercise of stock acquisition rights:	395,000 shares (1,000 shares per stock acquisition right)

Stock acquisition rights held by directors and statutory auditors, included in the above:

Classification	Series (Exercise price)	Exercise period	Number of rights held	Number of recipients
Directors	Series 2 (225 Japanese yen)	June 30, 2008	3	1
	Series 3 (232 Japanese yen)	June 30, 2009	53	5

(2) Stock Acquisition Rights Granted During the Current Fiscal Year

There is no relevant information.

(3) Significant Matters Concerning Stock Acquisition Rights

There is no relevant information.

4. Matters Concerning Directors and Statutory Auditors of the Company

(1) Directors and Statutory Auditors (as of March 31, 2008)

Title	Name	Assignment, representative position held in other companies
Representative Director and President	Yasushi Asamoto	Chairman and Representative of Shindaiwa Inc.
Senior Managing Director	Noboru Iwamoto	Director of Shindaiwa Inc. Director of Shindaiwa Machinery Co., Ltd. (China)
Managing Director	Masayuki Ozuno	
Managing Director	Katuyuki Maeda	General Manager of Development Division Director of Shindaiwa Inc.
Director	Takefumi Niwaki	General Manager of Domestic Sales Division
Director	Yasuo Ishikawa	General Manager of Manufacturing Division Representative Director of Shindaiwa Engineering Co., Ltd. Representative Director of Shindaiwa Business Support Co., Ltd. Representative Director of Shindaiwa Machinery Co., Ltd. (China)
Director	Takashi Harada	Vice President of Shindaiwa Inc.

Director	Shigeharu Owa	General Manager of Management Division
Director	Kenji Matsushima	Deputy General Manager of Manufacturing Division
Director	Manabu Asamoto	General Manager of Corporate Planning Department
Director	Thomas L. Bunch	President of Shindaiwa Inc.
Standing Statutory Auditor	Hitoshi Nishimoto	Statutory Auditor of Shindaiwa Engineering Co., Ltd. Statutory Auditor of Shindaiwa Business Support Co., Ltd. Statutory Auditor of Shindaiwa Machinery Co., Ltd. (China) Statutory Auditor of SD Services Co., Ltd.
Statutory Auditor	Tetsuo Yamashita	Representative Partner, Yamashita Law Office
Statutory Auditor	Yasuyuki Tsudo	Representative Director of BS Net, LLC (*Yugen Kaisha*)

(Notes) 1. Messrs. Tetsuo Yamashita and Yasuyuki Tsudo are outside statutory auditors.

2. Mr. Hitoshi Nishimoto, statutory auditor, has experience as the General Manager of the Accounting Division of the Company, among others, and has considerable knowledge of financial and accounting matters.

3. Mr. Tetsuo Yamashita, statutory auditor, is a qualified lawyer and has considerable knowledge of financial and accounting matters.

4. Mr. Yasuyuki Tsudo, statutory auditor, is a qualified tax accountant and has considerable knowledge of financial and accounting matters.

5. Mr. Manabu Asamoto was newly elected as director at the 46th ordinary general meeting of shareholders held on June 22, 2007.

(2) Remuneration Paid to Directors and Statutory Auditors

Classification	Number of People	Aggregate Amount of Remuneration
Directors	11	175,536,000 Japanese yen
Statutory Auditors	3	18,200,000 Japanese yen
Total	14	193,736,000 Japanese yen

(Notes) 1. Of the aggregate amount of remuneration set forth above, the aggregate amount of remuneration paid to 2 outside statutory auditors is 7,800,000 Japanese yen.

2. Aggregate amount of remuneration set forth above includes an allowance for retirement benefits for directors and statutory auditors for the current fiscal year.

(3) Matters Concerning Outside Directors and Outside Auditors

a. Concurrent posts held as executive officers of other corporations

Classification	Name	Company Name	Post	Relationship
Statutory Auditor	Tetsuo Yamashita	Yamashita Law Office	Representative Partner	There is no special relationship between the Company and Yamashita

				Law Office
		Chusoshin Collection Services Co., Ltd. (*Kabushiki Kaisha*)	Director	There is no special relationship between the Company and Chusoshin Collection Services Co., Ltd.
Statutory Auditor	Yasuyuki Tsudo	BS Net, LLC	Representative Director	There is no special relationship between the Company and BS Net, LLC

b. Concurrent posts held as outside statutory auditors of other corporations

Classification	Name	Company Name	Post
Statutory Auditor	Tetsuo Yamashita	The Momiji Bank, Ltd.	Outside auditor
Statutory Auditor	Yasuyuki Tsudo	Izumi Co., Ltd.	Outside auditor
		You-Me Card Co., Ltd.	Outside auditor
		Excel Co., Ltd. (*kabushiki kaisha*)	Outside auditor
		Everth Co., Ltd. (*kabushiki kaisha*)	Outside auditor

c. Principal activities during the current fiscal year

Classification	Name	Principal activities
Statutory Auditor	Tetsuo Yamashita	Mr. Yamashita attended 90% of the meetings of the Board of Directors and all of the meetings of the Board of Statutory Auditors held during the current fiscal year, and, where necessary, expressed his opinion mainly from his specialized perspective as a lawyer with respect to the establishment and maintenance of the Company's compliance systems, among others.
Statutory Auditor	Yasuyuki Tsudo	Mr. Tsudo attended 90% of the meetings of the Board of Directors and 90% of the meetings of the Board of Statutory Auditors held during the current fiscal year, and, where necessary, expressed his opinion mainly from his specialized perspective as a tax accountant with respect to changes to the Company's accounting system and revisions to the Company's auditing standards, among others.

d. Matters concerning limited liability agreements

There is no relevant information.

5. Accounting Auditor

(1) Name of Accounting Auditor

Nishi Nihon & Co.

(2) Remuneration Paid to Accounting Auditor during Current Fiscal Year

(1) Total amount payable by the Company to the Accounting Auditor	14 million Japanese yen
(2) Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Accounting Auditor	15 million Japanese yen

(Notes) 1. Total amount payable by the Company to the Accounting Auditor represents the total amount for audit services rendered pursuant to the Company and audit services rendered pursuant to the Financial Instruments and Exchange Law of Japan, because no distinction is made under the agreement between the Company and the accountant and because such distinction cannot be made, the amount listed above in "(1) Total amount payable by the Company to the accounting auditor" between these services.

2. The amount listed in (2) includes compensation for non-auditing activities such as the preparation of comfort letter at the time of the issuance of new shares, among others.

(3) Policies on Dismissals or Reappointment of Accounting Auditor

The Board of Statutory Auditors may dismiss the Accounting Auditor, pursuant to an unanimous consent of the statutory auditors, in the event that the Accounting Auditor falls under any of the items listed in Article 340, Paragraph 1 of the Company Law. In such case, a statutory auditor appointed by the Board of Statutory Auditors shall report on the dismissal of the Accounting Auditor, and the reasons for such, at the first ordinary general meeting of shareholders following such dismissal. The Board of Statutory Auditors shall reappoint or not reappoint the Accounting Auditors, taking into consideration the number of years of the Accounting Auditor's experience.

6. Systems and Policies of the Company

(1) System to Ensure Compliance with Relevant Laws and Regulations as well as the Articles of Incorporation by Directors in Performing their Duties, and other Systems to Ensure the Proper Business Operation

Based on the Company Law and the Company Law Enforcement Regulations in Japan, the Company has set the following provisions with respect to the maintenance of systems required by Ministry of Justice Regulations in order to ensure the performance of duties by directors complies with relevant laws and regulations and the Articles of Incorporation, and to ensure the appropriateness of the Company's business:

I. System to ensure compliance with relevant laws and regulations as well as the Articles of Incorporation by directors in performing their duties

1. The Company has established the following basic compliance policy:

   In order to properly fulfill its social responsibilities and continue to operate in society as an irreproachable public institution, the Company deems compliance as an important management priority, and promotes effective compliance measures, to gain the trust from society.

2. The Board of Directors recognizes that the improvement of effective compliance measures is fundamental to securing the system to ensure compliance with relevant laws and regulations and the Articles of Incorporation by directors and employees in performing their duties, and that it will lead to acting in compliance with, and education regarding, relevant laws and regulations, corporate philosophy, Corporate Code of Conduct and internal rules.

3. Compliance measures shall be maintained across the Shindaiwa Group through the establishment of a Risk Management and Compliance Committee, a Corporate Planning Office, and an Internal Audit Office, and through the appointment of a Compliance Manager.

II. System to ensure compliance with relevant laws and regulations as well as the Articles of Incorporation by employees in performing their duties

1. In order to ensure employees are in compliance with relevant laws and regulations and the Articles of Incorporation. The Company shall establish a system to comply with not only the relevant laws and regulations, but corporate philosophy, Corporate Code or Conduct, and internal rules.

2. Executive of the Group and employees shall report to the Risk Management and Compliance Committee any discovery of material non-compliance, or any other material compliance-related issues, in accordance with compliance regulations. The Risk Management and Compliance Committee shall take appropriate measures in response.

3. The Company will establish and operate an internal and external "help line" through which employees may easily report any actions which raise compliance issues. Employees who wish to remain anonymous shall be allowed to do so, and the Company shall ensure that employees will not suffer detriment as a result of reporting any concerns.

III. System for the retention and management of information relating to the performance of directors' duties

1. The Board of Directors shall properly retain and manage the following documents (including electromagnetic records) relating to the performance of duties by directors, in accordance with the document management regulations:

   (1) Minutes of ordinary general meetings of shareholders, and related documents

   (2) Minutes of meetings of the Board of Directors, and related documents

   (3) Minutes of management meetings, including meetings of the Managing Directors, and related documents

   (4) Other material documents relating to the performance of duties by directors

2. The above documents must be retained for a period stipulated in the document management regulations, and such documents shall be available for inspection as necessary.

IV. Rules and systems with respect to the management of risk of loss

1. The Company recognizes that risk is uncertain and inherent in all business activities, and shall promptly establish policies for identification, evaluation, and corrective measures. The Company shall establish systems to enable the Board of Directors to manage such risk.

2. The Company shall establish a section to identify, evaluate and take measures against risk, and provide reference materials to the Board of Directors for risk management.

V. System to ensure the efficiency of performance of duties by directors

1. In performing their duties, directors shall operate within the parameters of their administrative authority to avoid a decrease in their efficiency by excessively pursuing the proper business procedures.

2. The Board of Directors shall determine management plans, periodically review progress, and identify and analyze factors which may impede the achievement of such plans.

VI. System to ensure the proper business operations of the corporate group consisting of the Company, its parent company and its subsidiaries

1. In order to improve the integrity and efficiency of the operation of the Group, the Company shall standardize policies relating to internal controls and establish a system to communicate information among the companies within the Group.
2. Directors shall provide guidance to companies within the Group with respect to maintenance of internal control systems in accordance with their respective duties.
3. Internal audits shall be conducted to assess the effectiveness and properness of internal control in the Group's operations. Any material findings shall be reported to the Board of Directors.

VII. Matters concerning employees who assist the Board of Statutory Auditors in the event that a request to retain such employees is made by the Board of Statutory Auditors, and matters concerning the independence of such employees from Directors

1. The right to give instructions and orders to employees performing assistant duties shall rest solely with the statutory auditors.
2. Personnel matters, including appointment and transfers, concerning employees assisting the Board of Statutory Auditors shall require the prior consent of the standing statutory auditor.

VIII. System for directors and employees to report to statutory auditors, and other reports to be made to statutory auditors

1. Directors fully understand their duty to immediately report any discovery of facts which may cause significant damage to the company to the statutory auditors, and shall establish a system by which reports may be made to the auditors effectively and efficiently.
2. Such reporting system shall be furnished under the following categories; (i) meetings to be attended by auditors, (ii) materials to be viewed by auditors, (iii) reports to be made to auditors on a regular basis, and (iv) reports to be made to auditors on an ad hoc basis.

IX. Other systems to ensure effective audit by auditors

The Representative Director and other Directors must recognize and understand the importance and merit of auditors, and proactively cooperate with any requests made by the auditors.

(2) Basic Policy on Control of Stock Corporation

There is no relevant information.

(3) Policies Concerning Determination of Distribution of Surplus, and Dividends for the Current Fiscal Year

The Company deems the return of profits to shareholders to be one of its most important managerial policies. Although the Company sets a target dividend payout ratio of 30%, dividends from retained earnings are distributed in amounts determined pursuant to considerations such as business results and the strategic investment environment.

In this business report, fractional amounts smaller than the units quoted have been rounded off. Ratios are rounded to the nearest hundredth of percent.

Consolidated Balance Sheet

(As of March 31, 2008)

(¥ thousands)

	Amount		Amount
(ASSETS)		(LIABILITIES)	
Current Assets	**15,349,127**	**Current Liabilities**	**12,360,150**
Cash and deposit	1,597,208	Accounts payable	6,231,097
Notes and accounts receivable, trade	8,367,942	Short-term loans payable	3,865,000
Inventories	4,730,956	Other accounts payable	1,403,752
Deferred tax assets	268,110	Other	860,301
Other	493,784		
Allowance for doubtful accounts	(108,873)		
Fixed Assets	**9,064,674**	**Long-term Liabilities**	**3,814,074**
Property, Plant and Equipment	**5,618,441**	Long-term loans payable	3,533,000
Buildings and structures	2,389,033	Retirement benefits for directors and statutory auditors	184,033
Machinery, equipment and vehicles	450,860	Other	97,041
Land	2,027,153		
Construction in progress	405,258	TOTAL LIABILITIES	**16,174,224**
Other	346,138	(NET ASSETS)	
Intangible Assets	**994,068**	**Shareholders' Equity**	**8,648,633**
		Capital stock	3,340,216
		Capital surplus	3,474,855
Investment and Other Assets	**2,452,166**	Retained earnings	1,986,708
Investment securities	735,224	Treasury stock, at cost	(153,146)
Deferred tax assets	53,337	**Valuation and translation adjustments**	**(456,314)**
Other	1,699,348	Other marketable securities valuation difference	(60,353)
Allowance for doubtful accounts	(35,743)	Foreign currency translation adjustments	(395,960)
		Minority interest	**47,258**
		TOTAL NET ASSETS	**8,239,577**
TOTAL ASSETS	**24,413,801**	TOTAL LIABILITIES AND NET ASSETS	**24,413,801**

Consolidated Statement of Income

(From April 1, 2007 to March 31, 2008)

(¥ thousands)

	Amount
Net sales	26,739,257
Cost of sales	19,461,610
Gross profit	7,277,646
Selling, general and administrative expenses	7,033,425
Operating income	244,222
Non-operating income	
Interest income	21,241
Dividend income	23,961
Purchase discount	13,580
Other	51,399
Total	110,181
Non-operating expenses	
Interest expense	72,037
Sales discount	77,242
Fee for sale of credit	42,706
Expense for issuance of shares	12,769
Exchange loss	635,678
Other	14,089
Total	854,520
Ordinary income	500,118
Extraordinary profit	
Gain on sale of investment securities	10,000
Reversal of allowance for doubtful accounts	10,056
Total	20,056
Special expenses	
Loss on elimination of fixed assets	10,537
Loss on sale of fixed assets	300
Loss on impairment	871
Loss on sale of investment securities	861
Loss on valuation of securities	853
Expenses relating to management integration	105,818
Other	41
Total	119,282
Current net income before income taxes	599,344
Income tax, inhabitant tax and business tax	163,765
Income tax adjustment and etc.	(115,707)
Total	48,058
Minority interests	7,643
Net Income	**655,045**

Consolidated Statement of Changes in Net Assets

(From April 1, 2007 to March 31, 2008)

(¥ thousands)

	Shareholders' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders' equity
Balance of March 31, 2007	2,833,200	2,951,044	2,790,994	(351,403)	8,223,836
Changes of items during the consolidated accounting period					
Issuance of new shares	507,016	507,016			1,014,031
Dividend from surplus			(149,241)		(149,241)
Net income			(655,045)		(655,045)
Acquisition of treasury stock				(2,271)	(2,271)
Disposal of treasury stock		16,795		200,527	217,322
Net changes of items other than shareholders' equity					
Total changes of items during the consolidated accounting period	507,016	523,810	(804,286)	198,257	424,797
Balance of March 31, 2008	3,340,216	3,474,855	1,986,708	(153,146)	8,648,633

	Valuation and translation adjustments			Minority interests	Total net assets
	Other marketable securities valuation difference	Deferred gains or losses on hedges	Foreign currency transaction adjustments		
Balance of March 31, 2007	86,099	29,662	112,631	54,280	8,506,507
Changes of items during the consolidated accounting period					
Issuance of new shares					1,014,031
Dividend from surplus					(149,241)
Net income					(655,045)
Acquisition of treasury stock					(2,271)
Disposal of treasury stock					217,322
Net changes of items other than shareholders' equity	(146,452)	(29,662)	(508,592)	(7,021)	(691,727)
Total changes of items during the consolidated accounting period	(146,452)	(29,662)	(508,592)	(7,021)	(266,930)
Balance of March 31, 2008	(60,353)	—	(395,960)	47,258	8,239,577

Notes to Consolidated Financial Statements

(SIGNIFICANT ACCOUNTING POLICIES)

1. Scope of Consolidation

(1) Number of consolidated subsidiaries: 5 companies

Shindaiwa Inc.
Shindaiwa Engineering Co., Ltd.
Shindaiwa Business Support Co., Ltd.
Shindaiwa Machinery Co., Ltd. (China)
Shindaiwa Properties LLC

(2) Number of nonconsolidated subsidiary: 1 company

Seifu, Co., Ltd. (*kabushiki kaisha*)

Seifu, Co., Ltd. was excluded from the consolidation scope because the effects of its total assets, sales, net income or losses, and retained earnings on the accompanying consolidated financial statements are immaterial.

2. Application of Equity Method

(1) Affiliated companies accounted for by the equity method: 2 companies

Jacto Inc.
SD Services Co., Ltd.

(2) Nonconsolidated subsidiaries not accounted for by the equity method: 1 company

Seifu, Co., Ltd.

Seifu, Co., Ltd. was not accounted for by the equity method, because the effect of its net income or losses and retained earnings on the accompanying consolidated financial statements was immaterial.

3. Fiscal Year-Ends of the Consolidated Subsidiaries

Fiscal year-end of all the consolidated subsidiaries of the Company is March 31.

4. Accounting Policies

(1) Valuation standard and valuation method of major assets

(a) Valuation of securities

Available-for-sale securities

(i) with fair market value : stated at fair market value as of the balance sheet date (valuation difference is recognized directly, cost of products sold is pursuant to the moving-average method.)

(ii) without fair market value: stated at the moving-average cost

(b) Derivative financial instruments: stated at fair value

(c) Valuation of inventories

The Company and its consolidated domestic subsidiaries employ the following valuation policies:

- Inventory goods are stated at cost determined by the first-in, first-out (FIFO) method.
- Finished goods, merchandise, semi-finished goods, raw materials and partly-finished goods are stated at cost determined by the periodic average method.

Inventory goods of overseas subsidiaries are mainly stated at the cost or market method, determined by the first-in, first out (FIFO) method.

(2) Depreciation and amortization of major fixed assets

(a) Depreciation of property, plant and equipment: Depreciation for the Company and its consolidated domestic subsidiaries is calculated using declining-balance method, except for buildings (excluding building fixtures) acquired on or after April 1, 1998, which are depreciated using the straight-line method.

Principal figures for the useful lives of assets are as follows:

Buildings and structures: 5-50 years
Machinery, equipment and vehicles: 2-12 years

Depreciation with respect to assets of the Company and its consolidated domestic subsidiaries worth no less than 100,000 Japanese yen and no more than 200,000 Japanese yen is calculated over 3-year equal depreciation (*sannen kintou shoukyaku*).

(b) Amortization of intangible fixed assets: Based on the straight-line method

However, software for internal use is amortized using the straight-line method over its estimated useful life of 5 years.

(3) Method of providing major allowances and reserves

(a) Allowance for doubtful accounts:

The Company and its consolidated domestic subsidiaries provide an allowance for doubtful accounts in an amount sufficient to cover probable losses on collection of notes and accounts and receivable and loans payable, amongst others. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.

(b) Allowance for bonuses for directors and statutory auditors

The Company provides an allowance for bonuses for directors and statutory auditors based on the estimated amounts of payment.

(c) Employee pension and retirement benefits

The Company provides an allowance for employee pension and retirement benefits at the balance sheet date based on the estimated amounts of projected benefit obligations and the fair value of the plan assets at the end of the fiscal year.

Averaged amounts incurred as a result of differences in changes to accounting standards are amortized over 10 years.

Prior service cost is processed in profit or loss on the straight-line method over 15 years. Actuarial differences are amortized by the straight-line method over the average estimated service period, which is 15 years, beginning from the following fiscal year.

(d) Retirement benefits for directors and statutory auditors

The Company provides retirement benefits for directors and statutory auditors by appropriating the necessary payment based on the consolidated year end financial statement.

(4) Leases

Financial leases of the Company and consolidated domestic subsidiaries, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases.

(5) Hedge Accounting Method

(a) Method of hedge accounting

The accounting for financial assets and liabilities with forward foreign exchange contracts is based on the Accounting Standards for FX Trades etc.

(b) Hedge instruments and hedged items

Hedging instruments: Forward foreign exchange contracts
Hedged items: Receivables and payables in foreign currencies

(c) Hedging Policy

The Company uses forward foreign exchange contracts for the purpose of mitigating the fluctuation risk of foreign currency exchange rates. The identification of hedged items is conducted on an individual contract basis.

(d) Assessment of hedging effectiveness

Because the accounting for forward foreign exchange contracts is based on the Accounting Standards for FX Trades etc., assessment of hedging effectiveness is omitted.

(6) Valuation of the assets and liabilities of consolidated subsidiaries

The assets and liabilities of consolidated subsidiaries are evaluated using the fair market value method at the time when the Company acquired control of the respective subsidiaries.

(7) Goodwill and depreciation of negative goodwill

N/A

(8) Other significant matters pertaining to the preparation of the consolidated financial statements

Consumption tax is excluded from the revenue and expense accounts of the Company and consolidated domestic subsidiaries which are subject to such tax.

5. Changes to Significant Matters for Preparation of Consolidated Financial Statements

Changes to Accounting Principles and Procedures:

(1) Valuation of inventory

Previously, inventory goods of U.S subsidiaries were stated at the cost or market method, determined by the last-in, first out (LIFO) method. However, effective from the current fiscal year, inventory goods of U.S. subsidiaries are now stated at the cost or market method, determined by the first-in, first out (FIFO) method.

The reasons for this change are as follows:

(a) As a result of the recent substantial fluctuations in the price of raw materials, particularly in the price of bullion (copper, lead and other bullion), significant discrepancies have shown up between the value of inventories on the balance sheet and the market value of such inventories. Accordingly, in order to appropriately reflect the financial condition of the Company, it has become necessary to reduce the discrepancies.

(b) The last-in, first-out method is no longer recognized under international accounting standards.

In accordance with U.S. accounting standards, the U.S. subsidiaries have retroactively adjusted their balance sheets to reflect this change in accounting policy. As a result of the change in accounting policy, at the beginning of the current fiscal year inventories and retained earnings increased by 174,950,000 Japanese yen and 104,970,000 Japanese yen, respectively, and deferred tax assets decreased by 69,980,000 Japanese yen. However, effective from the current consolidated fiscal year, the Company applied the "Practical Solution on Unification of

Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements" (Practical Issues Task Force No. 18, issued by the Accounting Standards Board of Japan on May 17, 2006) early and, pursuant to consolidation procedures, the Company cancelled the retroactive adjustments to the balance sheets made by U.S. subsidiaries in accordance with the change from the last-in, first-out method to the first-in, first-out method, and, in order to record such adjustments in the profit or loss for the current consolidated fiscal year, processed the effects of the change in accounting policy as profit or loss in the current consolidated fiscal year.

As a result, compared to results rendered by the previous method, operating income increased by 173,765,000 Japanese yen, and current loss and current net loss before income taxes decreased by 173,765,000 Japanese yen, respectively.

(2) Depreciation of property, plant and equipment

In accordance with revisions to the Corporate Tax Law of Japan (Act on Partial Revision of the Income Tax Act, Law No. 6, March 30, 2007 and Cabinet Order Revising Part of the Corporate Tax Law Enforcement Order, Cabinet Order No. 83, March 30, 2007), effective from the current consolidated fiscal year, property, plant and equipment acquired on or after April 1, 2007 by the Company and its domestic subsidiaries are depreciated using the depreciation method based on the revised Corporate Tax Law of Japan.

As a result, compared to results rendered by the previous method, operating income decreased by 22,314,000 Japanese yen, and current loss and current net loss before income taxes increased by 22,314,000 Japanese yen, respectively.

(Additional Information)

In accordance with revisions to the Corporate Tax Law of Japan, starting from the current consolidated fiscal year, property, plant and equipment acquired on or before March 31, 2007, the Company and its domestic consolidated subsidiaries will amortize property, plant and equipment in a straight line for 5 years, starting from the fiscal year following the year in which the relevant asset is depreciated to the allowable limit for depreciation,

As a result, compared to results rendered by the previous method, operating income decreased by 32,830,000 Japanese yen, and current loss and current net loss before income taxes increased by 32,830,000 Japanese yen, respectively.

6. Figures are rounded off to the nearest thousands.

(NOTES ON CONSOLIDATED BALANCE SHEET)

1. Cumulative total of depreciation on property, plant and equipment: 7,501,610,000 Japanese yen

2. Details of collateral (¥ thousands)

Buildings	440,030
Land	848,555
Total	1,288,585

The above properties are pledged as collateral for 1,282,000,000 Japanese yen of long-term borrowing.

3. Contingent liabilities (¥ thousands)

Guarantees (for loans payable from financial institutions)	
Shindaiwa Agricultural and Forestry Machinery Cooperative	390,000
SD Services Co., Ltd.	14,900
Employees (housing loan, etc.)	126,017

Total	530,917

4. In order to effectively raise operating capital, the Company has entered into loan agreements with 4 banks

The balances of these loans as of the balance sheet date are as follows:

(¥ thousands)

Total loan commitment	3,000,000
Outstanding balance of loans executed	–
Difference	3,000,000

(NOTES ON CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS)

1. Matters related to issued and outstanding shares (thousand shares)

Type of issued and outstanding shares	Number of shares as of March 31, 2007	Increase in number of shares during the accounting period ended March 31, 2008	Decrease in number of shares during the accounting period ended March 31, 2008	Number of shares as of March 31, 2008
Common stock	22,631	3,450	—	26,081

(Note) Outline of causes of changes in issued and outstanding shares

- Pursuant to the resolution of the meeting of the Board of Directors held on May 21, 2007, the Company conducted a capital increase through (i) a public offering with the due date of payment of June 6, 2007 and (ii) a third party allocation of new shares pursuant to an over allotment with a payment due date of June 21, 2007. Accordingly, the total number of shares issued and outstanding increased 3,450,000 shares.

2. Matters related to treasury stock (thousand shares)

Type of treasury stock	Number of shares as of March 31, 2007	Increase in number of shares during the accounting period ended March 31, 2008	Decrease in number of shares during the accounting period ended March 31, 2008	Number of shares as of March 31, 2008
Common stock	1,311	7	748	571

(Note) Outline of causes of changes in net assets

- The principal details for the increase in the number of shares are as follows:
  Purchases of 7,000 fractional shares
- The principal details for the decrease in the number of shares are as follows:
  The Company entered into an agreement with respect to a business and capital alliance with Kioritz Corporation pursuant to a resolution of the Board of Directors at the meeting held on May 21, 2007. Based on this agreement, the Company disposed of 7,000 shares of treasury stock.
  Disposal of 45,000 shares through the exercise of stock option rights
  Disposal of 3,000 shares through the additional buying of fractional shares

3. Matters related to distribution of surplus

(1) Dividend payment

Resolution	Total amount of dividends	Dividends per share	Record date	Effective date
Meeting of the Board of	¥ 149,241,000	¥ 7.00	March 31, 2007	June 7, 2007

Directors held on May 7, 2007				

(2) Dividends whose record date is attributable to the accounting period ended March 31, 2008 but to be effective after the said accounting period

Resolution	Total amount of dividends	Dividends per share	Record date	Effective date
Meeting of the Board of Directors held on May 7, 2008	¥102,042,000	¥4.00	March 31, 2008	June 10, 2008

4. Matters related to stock acquisition rights as of the last day of the current accounting period

The number of shares subject to stock acquisition rights: 395,000 shares

(NOTES ON PER SHARE INFORMATION)

(1) Shareholders' equity per share: ¥321.14

(2) Net loss per share: ¥26.68

(NOTES ON MATERIAL SUBSEQUENT EVENTS)

Management integration in accordance with the incorporation of a joint holding company with Kioritz Corporation

The Company and Kioritz Corporation resolved, at the respective meetings of the Board of Directors of both companies held on April 14, 2008, to formulate a share transfer plan and conduct management integration through the establishment of a joint holding company.

Non-Consolidated Balance Sheet

(As of March 31, 2008)

(¥ thousands)

	Amount		Amount
(ASSETS)		**(LIABILITIES)**	
Current Assets	13,513,403	**Current Liabilities**	11,785,299
Cash and deposit	1,060,982	Accounts payable	5,950,807
Notes receivable	226,077	Short-term loans payable	2,200,000
Accounts receivable, trade	7,919,705	Long-term loans payable due within 1 year	1,665,000
Goods	880,859	Other accounts payable	1,284,119
Products	2,041,017	Accrued expenses	508,063
Half-finished goods	958	Income tax payable	32,876
Raw materials	470,497	Advance received	59,496
Goods in process	42,700	Deposit received	84,937
Stored goods	65,428	**Long-term Liabilities**	3,724,410
Prepaid expense	50,721	Long-term loans payable	3,533,000
Deferred tax assets	176,189	Allowance for retirement benefits for directors and statutory auditors	184,033
Accounts due	51,911	Other	7,377
Other	539,859	**TOTAL LIABILITIES**	**15,509,709**
Allowance for doubtful accounts	(13,500)	**(NET ASSETS)**	
Fixed Assets	9,216,058	**Shareholders' Equity**	7,280,106
Property, Plant and Equipment	5,079,546	Capital stock	3,340,216
Buildings	2,072,190	Capital surplus	3,474,855
Structures	50,490	Capital reserve	1,982,755
Machinery and equipment	390,912	Other capital surplus	1,492,100
Vehicle and delivery equipment	3,958	Retained earnings	618,182
Tools, apparatus and equipment	280,273	Other retained earnings	618,182
Land	1,935,980	Reserve for special depreciation	17,804
Construction in progress	345,743	Reserve for advanced depreciation	64,815
Intangible Assets	931,272	Retained earnings carried forward	535,563
Software	41,840	Treasury stock, at cost	(153,146)
Allowance for software	876,114	**Valuation and translation adjustments**	(60,353)
Other	13,318	Marketable securities valuation difference	(60,353)
Investment and Other Assets	3,205,240		
Investment securities	627,011		
Stock of affiliated companies	962,673		
Long-term loan receivable	25,694		
Claim in reorganization	10,742		
Long-term prepaid-expense	12,766		
Prepaid pension costs	1,209,671		
Deferred tax assets	53,337		
Reserve for insurance	304,123		
Other	52,633		
Allowance for doubtful accounts	(35,743)		
Allowance for investment loss	(17,666)	**TOTAL NET ASSETS**	**7,219,752**
TOTAL ASSETS	**22,729,461**	**TOTAL LIABILITIES AND NET ASSETS**	**22,729,461**

<u>Non-Consolidated Statement of Income</u>

(From April 1, 2007 to March 31, 2008)

(¥ thousands)

	Amount
Net sales	22,955,826
Cost of sales	18,202,015
Gross profit	4,753,811
Selling, general and administrative expenses	5,140,656
Operating income	386,844
Non-operating income	
Interest income	1,174
Dividend income	23,961
Purchase discount	13,580
Revenue from rent	184,509
Other	29,296
Total	252,520
Non-operating expenses	
Interest expense	72,918
Sales discount	70,628
Fee for sale of credit	37,972
Expense for issuance of shares	12,769
Exchange loss	410,787
Amortization of loaned assets	119,267
Other	31,071
Total	755,412
Ordinary income	889,736
Extraordinary profit	
Gain on sale of investment securities	10,000
Reversal of allowance for doubtful accounts	286
Total	10,286
Special expenses	
Loss on elimination of fixed assets	10,537
Loss on sale of fixed assets	300
Loss on impairment	871
Loss on sale of investment securities	861
Loss on devaluation of securities	853
Provision of allowance for investment loss	17,666
Expenses relating to management integration	105,818
Total	136,907
Current net income before income taxes	1,016,357
Income tax, inhabitant tax and business tax	48,278
Income tax adjustment and etc	(195,738)
Total	(147,460)
Net Income	**868,898**

Non-Consolidated Statement of Changes in Net Assets

(From April 1, 2007 to March 31, 2008)

(¥ thousands)

	Shareholders' equity		
	Capital stock	Capital surplus	
		Capital reserve	Other retained earnings
Balance as of March 31, 2007	2,833,200	1,475,739	1,475,305
Changes of items during the accounting period			
Issuance of new shares	507,016	507,016	
Withdrawal of reserve for special depreciation			
Withdrawal of Reserve for advanced depreciation			
Dividend from surplus			
Net income			
Acquisition of treasury stock			
Disposal of treasury stock			16,795
Net changes of items other than shareholders' equity			
Total changes of items during the accounting period	507,016	507,016	16,795
Balance as of March 31, 2008	3,340,216	1,982,755	1,492,100

(¥ thousands)

	Shareholders' equity				
	Retained earnings			Treasury stock	Total stockholders' equity
	Other retained earnings				
	Reserve for special depreciation	Reserve for advanced depreciation	Retained earnings carried forward		
Balance as of March 31, 2007	21,150	66,248	1,548,922	(351,403)	7,069,162
Changes of items during the accounting period					
Issuance of new shares					1,014,031
Withdrawal of reserve for special depreciation	(3,346)		3,346		—
Withdrawal of reserve for advanced depreciation		(1,433)	1,433		—
Dividend from surplus			(149,241)		(149,241)
Net income			(868,898)		(868,898)
Acquisition of treasury stock				(2,271)	(2,271)
Disposal of treasury stock				200,527	217,322
Net changes of items other than shareholders' equity					
Total changes of items during the accounting period	(3,346)	(1,433)	(1,013,359)	198,257	210,944
Balance as of March 31, 2008	17,804	64,815	535,563	(153,146)	7,280,106

(¥ thousands)

	Valuation and translation adjustments		Total net assets
	Net unrealized holding gains on securities	Deferred gains or losses on hedges	
Balance as of March 31, 2007	86,099	29,662	7,184,922
Changes of items during the accounting period			
Issuance of new shares			1,014,031
Withdrawal of reserve for special depreciation			—
Withdrawal of Reserve for advanced depreciation			—
Dividend from surplus			(149,241)
Net income			(868,898)
Acquisition of treasury stock			(2,271)
Disposal of treasury stock			217,322
Net changes of items other than shareholders' equity	(146,452)	(29,662)	(176,114)
Total changes of items during the accounting period	(146,452)	(29,662)	34,830
Balance as of March 31, 2008	(60,353)	—	7,219,752

Notes to Non-Consolidated Financial Statements

(NOTES ON SIGNIFICANT ACCOUNTING POLICIES)

1. Significant accounting policies

(1) Valuation method and valuation of securities

- ➢ Investment in subsidiaries and affiliated companies: Stated at cost using the moving-average method

- ➢ Other securities
  - Securities with quoted value: Stated value based on market price at the end of the fiscal period (unrealized holding gains and losses are accounted for as a component of stockholders' equity; cost of other securities sold is determined using the moving-average method).
  - Securities not practicable to estimate fair value: Stated at cost using the moving-average method

(2) Derivatives: Stated at fair value

(3) Valuation method and valuation of inventories

- Finished goods, merchandise, semi-finished goods, raw materials and partly-finished goods are stated at cost determined by the periodic average method.
- Inventory goods are stated at cost determined by the first-in, first-out (FIFO) method.

(4) Depreciation and amortization of fixed assets

(a) Depreciation of property, plant and equipment)

Depreciation of property, plant and equipment is calculated using the declining-balance method, except for buildings (excluding building fixtures) acquired on or after April 1, 1998, which are depreciated using the straight-line method. Depreciation with respect to assets worth no less than 100,000 Japanese yen and no more than 200,000 Japanese yen is calculated over 3-year equal depreciation (*sannen kintou shoukyaku*).

(b) Depreciation of intangible fixed assets

Depreciation of intangible fixed assets is calculated using the straight-line method. The Company's software for internal use is amortized using the straight-line method over its estimated useful life of 5 years.

(5) Allocation of allowance reserves

(a) Allowance for doubtful accounts

The Company provides an allowance for doubtful accounts in an amount sufficient to cover probable losses on collection of notes and accounts receivable and loans payable, amongst others. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.

(b) Employee pension and retirement benefits

The Company provides an allowance for employee pension and retirement benefits based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the end of the fiscal year.

Averaged amounts incurred as a result of differences in changes to accounting standards are amortized over 10 years.

Prior service cost is processed in profit or loss on the straight-line method over 15 years. Actuarial differences are amortized by the straight-line method over the average estimated service period, which is 15 years, beginning from the following fiscal year.

(c) Retirement benefits for directors and statutory auditors

Provision for retirement benefits for directors and statutory auditors represents 100% of such retirement benefit obligations as of the balance sheet date calculated in accordance with the regulations of the Company.

(d) Allowance for investment loss

The Company provides an allowance for loss on investments to affiliated companies in an amount determined based on the details of such investments.

(6) Leases

Financial leases of the Company and consolidated domestic subsidiaries, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases.

(7) Hedge Accounting Method

(a) Method of hedge accounting

The accounting for financial assets and liabilities with forward foreign exchange contracts is based on the Accounting Standards for FX Trades etc.

(b) Hedge instruments and Hedged items

Hedging instruments: Forward foreign exchange contracts
Hedged items: Receivables and payables in foreign currency

(c) Hedging Policy

The Company uses forward foreign exchange contracts for the purpose of mitigating fluctuation risk of foreign currency exchange rates. The identification of hedged items is conducted under each individual contract.

(d) Assessment of hedging effectiveness

Because the accounting for forward foreign exchange contracts is based on the Accounting Standards for FX Trades etc., assessment of hedging effectiveness is omitted.

(8) Consumption taxes

Consumption taxes (both national and local) are excluded from the revenue and expense accounts of the Company which are subject to such taxes.

2. Changes in Accounting Policies

(1) Depreciation of property, plant and equipment

In accordance with revisions to the Corporate Tax Law of Japan (Act on Partial Revision of the Income Tax Act, Law No. 6, March 30, 2007 and Cabinet Order Revising Part of the Corporate Tax Law Enforcement Order, Cabinet Order No. 83, March 30, 2007), effective from the current fiscal year, property, plant and equipment acquired on or after April 1, 2007 by the Company and its domestic subsidiaries are depreciated using the depreciation method based on the revised Corporate Tax Law of Japan.

As a result, compared to results rendered by the previous method, operating loss, current loss and current net loss before income taxes each increased by 21,640,000 Japanese yen.

(2) (Additional Information)

In accordance with revisions to the Corporate Tax Law of Japan, from the current fiscal year, property, plant and equipment acquired on or before March 31, 2007, the Company and its domestic consolidated subsidiaries amortize property, plant and equipment in a straight line for 5 years, starting from the fiscal year following the year in which the relevant asset is depreciated to the allowable limit for depreciation,

As a result, compared to results rendered by the previous method, operating loss, current loss and current net loss before income taxes each increased by 32,431,000 Japanese yen.

3. Figures are rounded off to the nearest thousands.

(NOTES ON BALANCE SHEET) (¥ thousands)

1.	Cumulative total of depreciation on property, plant and equipment	7,036,323
2.	Short-term monetary claim to affiliated companies	4,402,604
3.	Short-term monetary obligation to affiliated companies	112,038
4.	Assets pledged as collateral	
	Buildings	440,030
	Land	848,555
	Total	1,288,585

The above properties are pledged as collateral 1,282,000,000 Japanese yen of long-term borrowing.

5. Contingent liabilities (¥ thousands)

Guarantees (for loans payable from financial institutions)	
Shindaiwa Agricultural and Forestry Machinery Cooperative	390,000
SD Services Co., Ltd.	14,900
Employees (housing loan, etc.)	126,017
Total	530,917

6. Employee pension and retirement benefits

(1) Summary of the employee pension and retirement benefits

The Company provides a corporate pension fund plan as a type of guaranteed benefit plan. Extra payments may be added upon retirement of employees.

(2) Liabilities for employee pension and retirement benefits

(¥ thousands)

Projected benefit obligation	(4,003,100)
Fair value of plan assets (market price)	4,583,193
Unfunded pension obligation	580,094
Amount generated from difference in timing of changes to accounting policies yet to be amortized	91,019
Unrecognized actuarial differences	590,585
Unrecognized prior service cost	(52,027)
Net cost for employee pension and retirement benefit obligations	1,209,671
Prepaid pension cost	1,209,671
Employee pension and retirement benefits	—

(3) Employee pension and retirement benefits expenses

(¥ thousands)

Service cost	161,209
Interest cost	77,706
Expected return on plan assets	(212,690)
Amortization of amount generated from difference in timing of changes to accounting policies	45,510
Amortization of actuarial differences	(6,009)
Amortization of prior service cost	(5,246)
Employee pension and retirement benefit expenses	60,479

(Note) In addition to the above, the Company paid 9,859,000 Japanese yen in extra payments to employees upon retirement. These were recorded as selling, general and administrative expenses and costs of sales.

(4) Basis for calculation of employee pension and retirement benefits

Periodic allocation of anticipated employee pension and retirement benefits	Allocated equally to each service year
Discount rate	2.0%
Expected rate of return on plan assets	4.0%
Amortization of unrecognized prior service cost	15 years
Amortization of unrecognized actuarial differences	15 years
Amortization of amount generated from difference in timing of changes to accounting policies	10 years

7. In order to effectively raise operating capital, the Company has entered into loan agreements with 4 banks

The balances of these loans as of the balance sheet date are as follows:

(¥ thousands)

Total loan commitment	3,000,000
Outstanding balance of loans executed	-
Difference	3,000,000

(NOTES ON EARNINGS STATEMENT)

- Transactions with affiliated companies:

(¥ thousands)

(1) Sales transactions with affiliate companies:	Amount of Proceeds	9,006,478
	Sales Cost	2,493,306
(2) Transactions other than sales transactions with affiliate companies:	Non-operating income	192,616
	Non-operating expenses	8,159

(MATTERS RELATED TO TREASURY STOCK)

(thousand shares)

Type of treasury stock	Number of shares as of March 31, 2007	Increase in number of shares during the accounting period ended March 31, 2008	Decrease in number of shares during the accounting period ended March 31, 2008	Number of shares as of March 31, 2008
Common stock	1,311	7	748	571

(Note) Outline of causes of changes in net assets

- The principal details for the increase in the number of shares are as follows:
  Purchases of 7,000 fractional shares
- The principal details for the decrease in the number of shares are as follows:
  The Company entered into an agreement with respect to a business and capital alliance with Kioritz Corporation pursuant to a resolution of the Board of Directors at the meeting held on May 21, 2007. Based on this agreement, the Company disposed of 700,000 shares of treasury stock.
  Disposal of 45,000 shares through the exercise of stock option rights
  Disposal of 3,000 shares through the additional buying of fractional shares

(NOTES ON DEFERRED INCOME TAX)

Significant components of deferred tax assets and liabilities (¥ thousands)

(DEFERRED TAX ASSETS)	
Allowance for doubtful accounts	15,019
Accrued bonus expenses	163,600
Employee pension trust (securities)	373,097
Accrued business tax	8,800
Allowance for retirement benefits for directors and statutory auditors	73,613
Loss carried forward	409,855
Other	47,460
Sub-total	1,091,444
Less valuation allowance	(211,769)
TOTAL DEFERRED TAX ASSETS	879,675

(DEFERRED TAX LIABILITIES)	
Reserve for advance depreciation	(43,210)
Reserve for special depreciation	(11,869)
Allowance for employee pension and retirement benefits	(97,282)
Allowance for employee pension and retirement benefits (trust)	(386,587)
Loss on devaluation of employee pension and retirement benefits trust (securities)	(111,201)
TOTAL DEFERRED TAX LIABILITIES	(650,149)
NET DEFERRED TAX ASSETS	**229,526**

(NOTES ON LEASED FIXED ASSETS)

1. Purchase price equivalents, accumulated depreciation equivalents, and book value equivalents of leased properties as of the last day of the fiscal year

(¥ thousands)

	Purchase price equivalents	Accumulated depreciation equivalents	Book value equivalents
Machinery, equipment and vehicles	62,891	44,173	18,718
Tools, apparatus and equipment	194,503	92,444	102,059
Vehicle and delivery equipment	394,497	220,481	174,016
Total	651,890	357,098	294,792

2. Lease commitments as of the last day of the fiscal year

	(¥ thousands)
Due within one year	106,198
Due over one year	188,594
Total	294,792

(NOTES ON RELATED PARTY TRANSACTIONS)

1. Parent company and major corporate shareholders

   N/A

2. Directors, statutory auditors and major individual shareholders

   N/A

3. Subsidiaries

Company name	Address	Paid-in Capital	Principal business activities	Percentage of voting rights of the Company held	Description of relationship		Details of transactions	Amount of transactions (¥ thousands)	Items	Balance at fiscal year end (¥ thousands)
					Position of the Company's officers	Business relationship				
Shindaiwa Inc. (subsidiary)	Oregon, U.S.	US$ 6,775 thousand	Sale of Shindaiwa's products	100.0% (Direct)	4 officers	Major purchaser of the Company's products	Sale of the Company's products	8,601,269	Accounts receivable	4,257,609
Shindaiwa Business Support Co., Ltd. (subsidiary)	Asaminami-ku, Hiroshima	¥20 million	Provision of labor force by contract Dispatch of workers Sales of parts	100.0% (Direct)	2 officers	Business service provider on behalf of the Company	Equipment rental	176,580	—	—
Seifu, Co., Ltd. (subsidiary)	Asaminami-ku, Hiroshima	¥10 million	Nonlife insurance business	29.0% (Direct)	None	Insurance agent for the Company	Equipment rental	1,270	—	—

(Notes) 1. Consumption tax and other similar charges are not included in "Amount of transactions" above.

2. Conditions for transactions and policy on determination of the conditions thereof

When determining the price of the Company's products, the Company refers to the market price, among others.

(PER SHARE INFORMATION)

(1) Shareholders' equity per share: ¥283.01

(2) Net income per share: ¥35.39

(NOTES ON MATERIAL SUBSEQUENT EVENTS)

Please refer to "Notes on Material Subsequent Events" in "Notes to Consolidated Financial Statements."

Independent Auditors' Audit Report with Respect to Consolidated Financial Statements (Copy)

Independent Auditors' Audit Report

May 16, 2008

To: The Board of Directors
Shindaiwa Corporation:

Nishi Nihon & Co.

Katsuhide Akabane
Representative Partner
Certified Public Accountant

Yoshiyuki Kanamoto
Representative Partner
Certified Public Accountant

We have audited the consolidated financial statements of Shindaiwa Corporation (the "Company") for the fiscal year ended March 31, 2008 (April 1, 2007 through March 31, 2008), which included the consolidated balance sheets, consolidated statements of income, consolidated statements of changes in net assets, notes to the consolidated financial statements, for the purpose of reporting under the provisions of Article 444, Paragraph 4 of the "Company Law of Japan." The management of the Company was responsible for the preparation of these consolidated financial statements, and our responsibility shall be limited to the expression of an independent opinion regarding the consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted in Japan. The auditing standards require reasonable assurance that the consolidated financial statements do not contain any untrue statements of material fact. The audit was conducted based on an audit by testing, and included a review of the consolidated financial statements as a whole and an evaluation of the accounting policies adopted by the management, the application thereof, and the estimates prepared by the management. We believe that we have obtained a reasonable basis to form our opinion as a result of the audit.

In our opinion, the above consolidated financial statements properly present the financial position and the results of operations for the fiscal year, in all material respects, of the company group consisting of Shindaiwa Corporation and its consolidated subsidiaries, in conformity with accounting principles generally accepted in Japan.

Additional Information

As stipulated in the section entitled "Changes in Significant Accounting Policies", effective from the current consolidated fiscal year, the Company changed the method of the valuation of inventories of its U.S. subsidiaries.

In addition, effective from the current consolidated fiscal year, the Company adopted, at an earlier stage, the "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements".

The matters with respect to management integration are described in "Notes on Material Subsequent Events."

We have no specific interest in the Company required to be stated by the provisions of the Certified Public Accountant Law of Japan.

End of Document

Independent Auditors' Audit Report (Copy)

Independent Auditors' Audit Report

May 16, 2008

To: The Board of Directors
Shindaiwa Corporation:

Nishi Nihon & Co.

Katsuhide Akabane
Representative Partner
Certified Public Accountant

Yoshiyuki Kanamoto
Representative Partner
Certified Public Accountant

We have audited the financial statements of Shindaiwa Corporation (the "Company") for the 47th fiscal year (April 1, 2007 through March 31, 2008), which included the balance sheets, statements of income, statements of changes in net assets, notes to the financial statements, and its supporting schedules, for the purpose of reporting under the provisions of Article 436, Paragraph 2, Item 1 of the "Company Law" of Japan. The management of the Company was responsible for the preparation of these financial statements and its supporting schedules, and our responsibility shall be limited to the expression of an independent opinion regarding the financial statements and its supporting schedules.

We conducted our audit in accordance with auditing standards generally accepted in Japan. The auditing standards require reasonable assurance that the financial statements and its supporting schedules do not contain any untrue statements of material fact. The audit was conducted based on an audit by testing, and included a review of the financial statements as a whole and an evaluation of the accounting policies adopted by the management, the application thereof, and the estimates prepared by the management. We believe that we have obtained a reasonable basis to form our opinion as a result of the audit.

In our opinion, the above financial statements and its supporting schedules properly present the financial position and the results of operations of the Company for the fiscal year, in all material respects, in conformity with accounting principles generally accepted in Japan.

Additional Information

The matters with respect to management integration are described in "Notes on Material Subsequent Events."

We have no specific interest in the Company required to be stated by the provisions of the Certified Public Accountant Law of Japan.

End of Document

<u>Board of Statutory Auditors' Audit Report (Copy)</u>

Audit Report

This audit report was prepared by the board of statutory auditors of Shindaiwa Corporation (the "Company") (the "Board of Statutory Auditors") after deliberation, as a concurrence of all statutory auditors (each a "Statutory Auditor), based on audit reports prepared by each Statutory Auditor with respect to the methods and results of audit concerning the performance of each director (a "Director") of his/her respective duties during the 47th fiscal year (April 1, 2007 through March 31, 2008). We hereby report as follows.

1. Methods of Audit by Statutory Auditors and the Board of Statutory Auditors, and its contents

In addition to establishing audit policies and segregation of duties, and receiving reports from each Statutory Auditor on the implementation status and results of the audit, the Board of Statutory Auditors received reports from Directors and independent auditors (each an "Independent Auditor") on the performance of their duties and requested further explanations as deemed necessary.

In compliance with the standards for audit by Statutory Auditors established by the Board of Statutory Auditors, pursuant to the audit policies and segregation of duties, each Statutory Auditor communicated with Directors and employees in order to collect information, improve the audit environment, and at the same time, attended meetings of the board of directors ("Board of Directors") and other important meetings, received reports from Directors and employees on the performance of their duties, requested further explanations as deemed necessary, reviewed important approval-granting documents, and inspected the state of business operations and assets at the head office and other important branch offices. In addition, we monitored and reviewed the contents of resolutions of the meeting of the Board of Directors with respect to the development of a system as defined in Article 100, Paragraphs 1 and 3 of the Regulations for Enforcement of the Company Law of Japan, as well as the status of the structural systems (internal control system) that has been developed based on such resolutions. With respect to subsidiaries, we communicated with and exchanged information with Directors and Statutory Auditors, among others, of the subsidiaries, received business reports from subsidiaries as deemed necessary.

Based on the above methods, we reviewed the business report and its supporting schedules for the fiscal year.

In addition, we monitored and reviewed whether the Independent Auditors maintained their independent positions and conducted the audit properly, received reports from the Independent Auditors on the performance of their duties, and requested further explanations as deemed necessary. Furthermore, we were informed by the Independent Auditor that they are establishing a "System to ensure the appropriate performance of duties" (*Syokumu no Suikou ga Tekisetsu ni Okonawareru Koto o Kakuho Suru Tameno Taisei*) (Matters as defined in each Section of Article 159 of the Company Accounting Regulations) pursuant to "Quality control standards of audit" (*Kansa ni Kansuru Hinshitsu Kanri Kijyun*) (the Business Accounting Counsel, October 28, 2005), and requested their explanations as deemed necessary. Based on the above methods, we reviewed the financial statements for the 46th fiscal year (balance sheets, statements of income, statements of changes in net assets, and notes to the financial statements) as well as its supporting schedules.

2. Results of Audit

(1) Results of audit of the business report

(i) The business report and its supporting schedules of the Company accurately presents the financial conditions of the Company in conformity with applicable laws and regulations and the Articles of Incorporation of the Company.

(ii) No irregularity or violation of applicable laws or regulations or the Articles of Incorporation of the Company was found with respect to the activities of the Directors.

(iii) The contents of the resolutions of the meeting of the Board of Directors with respect to the internal control system are appropriate.

In addition, there are no matters to be pointed out regarding the performance of duties of Directors with respect to the internal control system.

(2) Results of audit of the financial statements and its supporting schedules

The methods and results of audit performed by Nishi Nihon & Co., the independent auditor of the Company, are appropriate.

(3) Results of audit of the consolidated financial statements

The methods and results of audit performed by Nishi Nihon & Co., the independent auditor of the Company, are appropriate.

May 22, 2008

Board of Statutory Auditors of
Shindaiwa Corporation

Hitoshi Nishimoto
Standing Statutory Auditor

Tetsuo Yamashita
Outside Statutory Auditor

Yasuyuki Tsudo
Outside Statutory Auditor

Reference Materials for the Ordinary General Meeting of Shareholders

Propositions and Information:

1st Agenda: Establishment of a Parent Company through Share Transfer

1. Reason for the Share Transfer

In every market which targets maintaining greenery all over the world, one of the businesses on which Shindaiwa Corporation (the "Company") and Kioritz Corporation ("Kioritz") focus is the manufacture and sale of outdoor power equipment with compact engines. In recent years, the outdoor power equipment industry has seen increased price competition from developing countries, in addition to continued international market reorganization, and increasing competition on a global level. Furthermore, in addition to the diversification of market demand, both companies are literally in a battle for survival with other companies as a result of factors such as the U.S. and other countries responding technologically to emissions standards in the last ten years.

Under these circumstances, the Company and Kioritz, on the basis of their existing amicable relationship; entered into a business and capital alliance agreement aimed at producing attractive and globally competitive products and enhanced product lineups, and establishing innovative development and production systems which would facilitate the realization of such goal. As a result of broad-ranging considerations conducted since then in each division, including development, purchasing, production, distribution and sales, among others, with respect to the possibility of sharing management resources while achieving the goals of the alliance, the effects of the alliance, in areas such as the complementary supply of products and the collaborative development of new products, are yielding results already.

However, the two companies reached the conclusion that in order to further improve the efficiency and pace with which internationally-focused strategic development is put into practice, and to promote the further enhancement of corporate value in the increasingly-competitive environment, shared ownership and management integration is the ideal choice.

The Company supplies its high quality "ECHO" brand products, which center around compact engine technology and are produced in production bases in Japan, the U.S. and China, all over the world through its international sales network, and continues to develop as the leading manufacturer of outdoor power equipment. In addition to this, the Company has also become a leading company for domestic agricultural machine maintenance in which the Company has developed from its own pest-control technology.

In addition to successfully commercializing its 4-cycle engine C4 Technology® which passes the highest level of global emissions standards, in the compact engine field, Shindaiwa has also established a unique position for itself in each product market aimed at professionals as an advanced manufacturer holding several global patent technologies in fields such as welders and generators, and is continuing to explore new business opportunities in domestic and overseas markets, including the U.S.

The Company and Kioritz believe that the management integration synergies to be gained through the shared ownership, consolidation and supplementation of the management resources of both companies, including the specialized development and manufacturing technologies and sales systems which both companies have built up, will be substantial.

As a machinery and equipment manufacturing group whose business centers around agricultural machine maintenance; generator equipment and outdoor power equipment, Yamabiko Corporation ("Yamabiko"), a joint holding company to be established through a share transfer (the "Share Transfer"), hopes to improve the overall corporate value of the group and continue to fulfill the expectations of all of its stakeholders, while continuing to value the respective corporate cultures, brands and histories of the Company and Kioritz, and contributing to society through its corporate activities.

The basic strategies and anticipated benefits as a result of the management integration are as follows:

(a) Taking the utmost advantage of the brand power of the three "ECHO" "Shindaiwa" and "Kioritz" brands which are owned by the Company and Kioritz, developing a global marketing strategy that effectively uses each of the specialized sales and distribution networks, expanding the business and improving its efficiency.

(b) Through the cooperative use and integration of unique technologies such as technology used in the development and manufacture of compact engine products, technology related to pest-control machinery and technology related to generator equipment, decreasing the time needed for product development and commercialization and expanding the product lineup for more diversified markets.

(c) Combining the respective production facilities, manufacturing technologies and material procurement networks currently held by the Company and Kioritz, and taking advantage of economies of scale to reduce costs, while aiming for improvements to product quality and productivity.

(d) Improving the management services, including the financial and information systems, of Yamabiko, the Company and Kioritz in pursuit of optimization as a group, restructuring, eliminating and consolidating as necessary, and improving services.

(e) In order to respond promptly and accurately to the expansion of operations, or to changes in the market or the industry, prioritizing efforts to restructure the businesses, and promoting the establishment of a more robust financial health and a secure revenue base.

For the above purposes above, we would like to ask for your approval with respect to the incorporation of "Yamabiko Corporation", a parent company, and making the Company and Kioritz its wholly owned subsidiaries through the Share Transfer which will be conducted jointly by the Company and Kioritz pursuant to Article 772 of the Company Law of Japan.

2. Contents of the Share Transfer Plan

Share Transfer Plan (Copy)

Kioritz Corporation ("Kioritz") and Shindaiwa Corporation ("Shindaiwa") reached an agreement to conduct a joint share transfer, and accordingly, Kioritz and Shindaiwa plan the share transfer as follows (the "Share Transfer Plan").

Article 1 (Share Transfer)

Pursuant to the provisions of the Share Transfer Plan, Kioritz and Shindaiwa shall jointly transfer all issued and outstanding shares of Kioritz and Shindaiwa to their new parent company ("Yamabiko"), in exchange for shares of common stock of Yamabiko, upon the incorporation of Yamabiko (the "Share Transfer").

Article 2 (Matters to be Described in the Articles of Incorporation of Yamabiko)

The Articles of Incorporation of Yamabiko shall include the purpose, trade name, location of head office, total number of authorized shares as well as any other matters set forth in the "Articles of Incorporation of Yamabiko Corporation" attached herewith.

Article 3 (Names of Directors, Statutory Auditors and Accounting Auditor of Yamabiko at the time of Incorporation)

(1)	Directors:	Yasushi Asamoto (Chairman) Yasuhiko Kitazume (President) Hideaki Kawai Noboru Iwamoto Takeshi Sasaki Katsuyuki Maeda Shigeki Kondo
(2)	Statutory Auditors:	Masatoshi Miyahara Shigeharu Owa Masato Tanaka (Outside Auditor) Tetsuo Yamashita (Outside Auditor)
(3)	Accounting Auditor:	Toyo Horwath

Article 4 (Shares to be allocated by Yamabiko at the Share Transfer)

1. Yamabiko shall deliver, in exchange for the shares of Kioritz and Shindaiwa held by their respective shareholders, its shares of common stock to the shareholders of Kioritz and Shindaiwa in the aggregate of (1) the number of shares calculated by multiplying 0.123 by the total number of issued and outstanding shares of Kioritz as of the end of the day prior to the Date of Incorporation (defined below), and (2) the number of shares calculated by multiplying 0.1 by the total number of issued and outstanding shares of Shindaiwa as of the end of the day prior to the Date of Incorporation (provided, however, that shares constituting less than a whole unit shall be omitted).

2. Yamabiko shall allocate the shares described in the preceding paragraph to the shareholders of Kioritz and Shindaiwa listed or recorded on the register as of the end of the day prior to the Date of Incorporation (including the beneficial shareholders' register, the same shall apply hereinafter) as follows (provided, however, that Kioritz and Shindaiwa shall be deemed to be holding the shares of any shareholders who exercise their appraisal rights pursuant to Article 806 of the Company Law of Japan):

(1) 0.123 shares of common stock of Yamabiko shall be allocated in exchange for one share of common stock of Kioritz

(2) 0.1 shares of common stock of Yamabiko shall be allocated in exchange for one share of common stock of Shindaiwa

Article 5 (Paid-in Capital and Reserve)

The amount of paid-in capital and reserve of Yamabiko at the time of incorporation are as follows:

(1) Paid-in Capital: 6 billion Japanese yen

(2) Capital Reserve: 1.5 billion Japanese yen

(3) Earned Reserve: 0 Japanese yen

Article 6 (Date of Incorporation)

The date of incorporation of Yamabiko (the "Date of Incorporation") shall be December 1, 2008. The Date of Incorporation may be changed, upon consultation between Kioritz and Shindaiwa, if such change is necessary to consummate the Share Transfer or for any other reasons.

Article 7 (General Meeting of Shareholders to Approve the Share Transfer)

1. Kioritz shall hold an extraordinary general meeting of shareholders on June 27, 2008 to propose the Share Transfer Plan and matters necessary to consummate the Share Transfer for approval.

2. Shindaiwa shall hold an ordinary general meeting of shareholders on June 27, 2008 to propose the Share Transfer Plan and matters necessary to consummate the Share Transfer for approval.

3. The date of the shareholders' meetings described in the preceding two paragraphs may be changed, upon consultation between Kioritz and Shindaiwa, if such change is necessary to consummate the Share Transfer or any other reasons.

Article 8 (Listing of Shares of Yamabiko)

Yamabiko plans to list its shares on the Tokyo Stock Exchange on the Date of Incorporation.

Article 9 (Administrator of Shareholders' Register)

The administrator of the shareholders' register of Yamabiko shall be The Chuo Mitsui Trust and Banking Company, Limited.

Article 10 (Distribution of Surplus)

1. Kioritz shall distribute up to 5 Japanese yen per share from its surplus to its shareholders or registered pledgees who are listed or recorded on its shareholders' register as of November 30, 2008.

2. Shindaiwa shall distribute up to 4 Japanese yen per share from its surplus to its shareholders or registered pledgees who are listed or recorded on its shareholders' register as of March 31, 2008.

3. Shindaiwa shall distribute up to 3 Japanese yen per share from its surplus to its shareholders or registered pledgees who are listed or recorded on its shareholders' register as of September 30, 2008.

Article 11 (Stock Acquisition Rights)

1. In the event that the Share Transfer Plan is approved at the general meeting of shareholders of Shindaiwa stipulated in Article 7 above, Shindaiwa shall acquire and cancel all unexercised stock acquisition rights of Shindaiwa, without consideration, by the day prior to the Date of Incorporation.

2. If any stock acquisition rights are exercised prior to the acquisition of the stock acquisition rights (as described in the preceding paragraph), so long as it holds treasury shares, Shindaiwa shall, instead of issuing new shares, deliver such treasury shares upon exercise of the stock acquisition rights.

Article 12 (Duty of Care)

After developing the Share Transfer Plan and until the Date of Incorporation, Kioritz and Shindaiwa shall conduct their respective businesses and manage their assets with the care of a good manager. With respect to actions which may have a material effect on assets or rights and obligations (including, but not limited to the distribution of surplus and the acquisition of treasury shares pursuant to the resolutions of the general meeting of shareholders or the meeting of the Board of Directors), unless otherwise stipulated in the Share Transfer Plan, Kioritz and Shindaiwa shall, upon prior consultation, take such action after obtaining consent of the other party.

Article 13 (Change of Circumstances)

After developing the Share Transfer Plan and until the Date of Incorporation, if (i) there is a significant change in either Kioritz or Shindaiwa's assets or management, (ii) matters which significantly affect the consummation of the Share Transfer arise or become apparent, or (iii) the objective of the Share Transfer becomes extremely difficult to attain, Kioritz and Shindaiwa may, upon consultation, change the conditions of the Share Transfer Plan and any other contents thereof, or cancel the Share Transfer.

Article 14 (Effectiveness of the Share Transfer Plan)

The Share Transfer Plan shall terminate if (i) the Share Transfer is not approved by the shareholders of either Kioritz or Shindaiwa at the meeting of shareholders (described in Article 7 above), or (ii) approval from the relevant governmental authority as defined in the relevant laws and regulations is not obtained.

Article 15 (Matters to be Discussed)

Matters not stipulated in the Share Transfer Plan and any other matters necessary for the Share Transfer shall be settled, in accordance with the purpose of the Share Transfer Plan, by consultation between Kioritz and Shindaiwa.

IN WITNESS WHEREOF, the parties have caused this Share Transfer Plan to be executed in duplicate, to be signed and sealed by each party, and each party shall keep one copy of the originals.

Date: April 14, 2008

KIORITZ CORPORATION

____

Name: Yasuhiko Kitazume
Title: Representative Director and President
Address: 1-7-2, Suehiro-cho, Ome-shi, Tokyo

SHINDAIWA CORPORATION

____

Name: Yasushi Asamoto
Title: Representative Director and President
Address: 6-2-11, Ozuka-Nishi, Asaminami-ku, Hiroshima

(Attachment)

ARTICLES OF INCORPORATION
OF
YAMABIKO CORPORATION

CHAPTER I. GENERAL PROVISIONS

Article 1 (Trade Name)

The Company shall be called "Kabushiki Kaisha Yamabiko" in Japanese and shall be expressed in English as "YAMABIKO CORPORATION".

Article 2 (Objectives)

The objective of the Company shall be to engage in the following business activities:

(1) Control and management of business activities of companies which engage in the following businesses by holding shares or equity of such companies.

1. Manufacture and sale of internal combustion engines and parts;
2. Manufacture and sale of motors, and machinery and tools equipped with motors;
3. Manufacture and sale of electric machinery, and machinery and tools equipped with electric machinery;
4. Manufacture and sale of hydraulic/pneumatics machines, and machinery and tools equipped with hydraulic/pneumatics machines;
5. Manufacture and sale of machinery and tools for agriculture and forestry, and for landscape gardening;
6. Manufacture and sale of industrial, transportation, woodworking and metalworking machinery, and other machinery and tools;
7. Manufacture and sale of electrical machinery and tools for power generation/welding, and other industrial machinery including voltage converters and lighting apparatus, and household electrical appliances;
8. Manufacture and sale of gardening machines, air-blower machines, pumps, material handling machines, among others;
9. Manufacture and sale of machinery and tools for environmental sanitation;
10. Contract work for designing/implementation/construction of piping and machinery installation;
11. Contract work for designing/implementation of civil engineering work and construction work;
12. Management and operation of recreation facilities, and investment in related businesses;
13. Contract work for extermination of diseases and pests damaging farm products, and epidemic prevention/removal operation to ensure zoonotic environmental sanitation;
14. Sale of agricultural chemicals, fertilizer, feeding stuffs, seed and seedling, and flowers;
15. Sale of materials for greenhouse horticulture agriculture;
16. Sale of building materials, and daily necessities and miscellaneous goods;

17. Purchase and sale, leasing, agency, management, and appraisal of real estate;
18. Retention/asset management of securities, money lending and guarantee affairs;
19. Agent business for property and casualty insurance, insurance agent business based on the Automobile Liability Security Law of Japan, and sale of life insurance;
20. Labor dispatch service based on the Worker Dispatch Law of Japan;
21. Import and export of products described in each of the above;
22. Leasing and rental of products described in each of the above;
23. Purchase and sale of used products described in each of the above; and
24. All the businesses ancillary or related to businesses described 1 through 23 above.

(2) Management consultation to companies in which Yamabiko holds shares or equity.

(3) Businesses listed from 1 through 24 of (1) above.

(4) All businesses ancillary or related to (1), (2), and (3).

Article 3 (Location of Head Office)

The Company shall have its head office in Ome-shi, Tokyo.

Article 4 (Organization)

In addition to general meetings of shareholders and Directors, the Company shall have the following organizations:

(1) Board of Directors

(2) Statutory Auditors

(3) Board of Statutory Auditors

(4) Accounting Auditor

Article 5 (Method of Public Notice)

The method of the Company's public notice shall be the electronic method; provided that it may put the notice in the Nikkei, in the event that the Company is unable to use the electronic method due to accident or other unavoidable reasons.

CHAPTER II. SHARES

Article 6 (Total Number of Issuable Shares)

The total number of the Company's issuable shares shall be forty million (40,000,000) shares.

Article 7 (Issuance of Share Certificates)

The Company shall issue share certificates representing its shares.

Article 8 (Number of Shares Constituting One Unit of Shares and Non-issuance of Share Certificates Constituting Less Than One Unit of Shares)

1. The number of shares of the Company constituting one unit of shares shall be one hundred (100) shares.
2. Notwithstanding the provisions of the preceding article, the Company shall not issue any share certificates constituting less than one unit of shares, unless the Share Handling Regulations provide otherwise.

Article 9 (Rights Concerning Shares Constituting Less Than One Unit of Shares)

Shareholders (including beneficial shareholders, hereinafter the same) of the Company may not exercise their rights relating to shares constituting less than one unit, other than those rights listed below:

(1) Each of the rights provided in Article 189, Paragraph 2 of the Company Law of Japan;

(2) The right to make a request pursuant to the provisions of Article 166, Paragraph 1 of the Company Law of Japan;

(3) The right to receive an allocation of offered shares and offered stock acquisition rights pursuant to the number of shares held by the shareholder;

(4) The right to make a request to purchase additional shares constituting less than one unit of shares as defined in Article 10 below.

Article 10 (Additional Purchases of Shares Constituting Less Than One Unit of Shares)

A shareholder of the Company may, pursuant to the provisions of the Share Handling Regulations, request that the Company sell to such shareholder the number of shares that will constitute one unit of shares when added to the number of shares constituting less than one unit of shares held by him/her.

Article 11 (Share Handling Regulations)

Matters related to the execution of shareholders' rights, the handling of shares and stock acquisition rights of the Company and fees thereof, other than those provided for in laws and regulations or in these Articles of Incorporation, shall be governed by the Share Handling Regulations to be prescribed by the Board of Directors.

Article 12 (Share Registration Agent)

1. The Company shall have a share registration agent.

2. The identity of the share registration agent and the location of its handling office shall be determined by resolution of the Board of Directors and public notice thereof shall be given.

3. Preparation of, and maintenance and other business concerning, the shareholders' register (including beneficial shareholders' register, hereinafter the same), the register for stock acquisition rights and the register for lost share certificates shall be commissioned to the share registration agent and shall not be handled by the Company.

CHAPTER III. GENERAL MEETING OF SHAREHOLDERS

Article 13 (Convocation of General Meeting of Shareholders)

The Ordinary General Meeting of Shareholders shall be convened in June each year and an Extraordinary General Meeting of Shareholders shall be convened at any time whenever necessary.

Article 14 (Record Date for Ordinary General Meeting of Shareholders)

The Record Date to determine voting rights at the Ordinary General Meeting of Shareholders shall be March 31 each year.

Article 15 (Convener and Chairman of General Meeting of Shareholders)

1. The General Meeting of Shareholders shall be convened and chaired by the Representative Director and President.

2. In the event that the Representative Director and President is unable to convene and chair the Meeting, one of the other Directors shall take his/her place in the order predetermined by the Board of Directors.

Article 16 (Internet Disclosure and Deemed Provision of Reference Documents for General Meeting of Shareholders, etc.)

The Company may, in connection with the convocation of a general meeting of shareholders, deem the information concerning matters to be stated or indicated on the reference documents for a general meeting of shareholders, business report, statement of accounts and consolidated statement of account to have been provided to the shareholders by disclosing such information through the Internet pursuant to the applicable rules and the Ministry Ordinance of the Ministry of Justice.

Article 17 (Method of Resolutions)

1. Unless otherwise provided for by laws and regulations or by the Articles of Incorporation, resolutions of general meetings of shareholders shall be adopted by a majority vote of the total voting rights of the shareholders present at the meeting who are entitled to exercise their voting rights.

2. Resolutions of general meetings of shareholders set forth in Article 309, Paragraph 2 of the Company Law of Japan shall be adopted by the affirmative vote of two-thirds of the total voting rights of shareholders who are entitled to exercise their voting rights, and a quorum for the meeting shall require the presence of shareholders holding at least one-third of the total voting rights.

Article 18 (Restriction on Voting by Proxy)

1. A shareholder may exercise his/her voting rights by entrusting one proxy, who shall be another shareholder, to exercise his/her voting rights.

2. The shareholder or proxy shall submit to the Company a document evidencing the authority of such proxy for each General Meeting of Shareholders.

CHAPTER IV. DIRECTORS AND THE BOARD OF DIRECTORS

Article 19 (Number of Directors)

The number of directors of the Company shall be no more than ten (10).

Article 20 (Election of Directors)

1. Directors shall be elected at the General Meeting of Shareholders.

2. A resolution to elect Directors shall be made at a meeting at which the shareholders holding one-third (1/3) or more of the voting rights of all shareholders who are entitled to exercise their voting rights, and shall be adopted by a majority of votes thereof.

3. Cumulative voting shall not be used for election of Directors.

Article 21 (Term of Office of Directors)

The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within one (1) year after appointment.

Article 22 (Convocation Notice of the Board of Directors)

1. The convocation notice of the Board of Directors shall be dispatched to each Director and Statutory Auditor at least three (3) days prior to the date set for the meeting; provided, however, that such period may be shortened in the case of urgency.

2. The convocation notice as provided for in the preceding paragraph may be omitted when the unanimous consent of all the Directors and the Statutory Auditors is obtained.

Article 23 (Representative Directors and Directors with Titles)

1. The Board of Directors shall by its resolution elect one or more representative directors.

2. The Board of Directors may by its resolution elect one Chairman of the Board and one Representative Director and President, respectively, as well as several Directors and Vice Presidents, Senior Managing Directors and Managing Directors.

Article 24 (Convener and Chairman of Meeting of the Board of Directors)

1. The Meeting of the Board of Directors shall, unless otherwise provided for by laws and ordinances, be convened and chaired by the Representative Director and President.

2. In the event that the Representative Director and President is unable to convene and chair the Meeting, one of other Directors shall take his/her place in the order predetermined by the Board of Directors.

Article 25 (Method of Resolutions of the Board of Directors)

1. The resolutions of the Board of Directors shall be adopted by a majority vote of the Directors present at the meeting at which a majority of Directors who are entitled to exercise their voting rights are present.

2. When the requirements set forth defined in Article 370 of the Company Law of Japan are satisfied, the Company shall deem that resolutions of the Board of Directors have been adopted.

Article 26 (Remuneration, etc. of Directors)

Remuneration, bonuses and other financial interests received by Directors from the Company as compensation for undertaking their functions ("Remuneration, etc.") shall be determined at a general meeting of shareholders.

Article 27 (Regulations of the Board of Directors)

Any matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors to be prescribed by the Board of Directors, in addition to the laws and ordinances or these Articles of Incorporation.

Article 28 (Exemption of Directors' Liabilities)

1. Pursuant to the provisions of Article 426, Paragraph 1 of the Company Law of Japan and to the extent permitted by laws and regulations, the Company may, by resolution of the Board of Directors, exempt its Directors (including persons who have previously served as the Company's Directors) from liability for failing to perform their duties.

2. Pursuant to the provisions of Article 427, Paragraph 1 of the Company Law of Japan, the Company may enter into contracts with its Outside Directors to limit their liabilities for a failure to perform their duties, provided that the maximum amount of liabilities under such contracts shall be the total of the amounts provided in applicable laws and regulations.

CHAPTER V. STATUTORY AUDITORS AND THE BOARD OF STATUTORY AUDITORS

Article 29 (Number of Statutory Auditors)

The number of Statutory Auditors of the Company shall be no more than four (4).

Article 30 (Election of Statutory Auditors)

1. Statutory Auditors shall be elected at the General Meeting of Shareholders.

2. A resolution to elect Statutory Auditors shall be made at a meeting at which the shareholders holding one-third (1/3) or more of the total voting rights of the shareholders who are entitled to exercise their voting rights, and shall be adopted by a majority of votes thereof.

Article 31 (Term of Office of Statutory Auditors)

1. The term of office of Statutory Auditors shall expire at the close of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within four (4) years after appointment.

2. The term of office of a Statutory Auditor elected to fill a vacancy of another statutory auditor, who has retired before the expiration of such statutory auditor's team of office, shall be until the term of office of such predecessor would expire.

Article 32 (Standing Statutory Auditor(s))

The Board of Statutory Auditors shall by its resolution elect Standing Statutory Auditor(s).

Article 33 (Convocation Notice of the Board of Statutory Auditors)

1. The convocation notice of the Board of Statutory Auditors shall be dispatched to each Statutory Auditor at least three (3) days prior to the date set for the meeting; provided, however, that such period may be shortened in the case of urgency.

2. The convocation notice as provided for in the preceding paragraph may be omitted when the unanimous consent of all the Statutory Auditors is obtained.

Article 34 (Remuneration, etc. of Statutory Auditors)

Remuneration, etc. of Statutory Auditors shall be determined at a general meeting of shareholders.

Article 35 (Regulations of the Board of Statutory Auditors)

Any matters concerning the Board of Statutory Auditors shall be governed by the Regulations of the Board of Statutory Auditors to be prescribed by the Board of Statutory Auditors in addition to the laws and ordinances or these Articles of Incorporation.

Article 36 (Exemption of Statutory Auditors' Liabilities)

1. Pursuant to the provisions of Article 426, Paragraph 1 of the Company Law of Japan and to the extent permitted by laws and regulations, the Company may, by resolution of the Board of Directors, exempt its Statutory Auditors (including persons who have previously served as the Company's Statutory Auditors) from liability for failing to perform their duties.

2. Pursuant to the provisions of Article 427, Paragraph 1 of the Company Law of Japan, the Company may enter into contracts with its Outside Statutory Auditors to limit their liabilities for a failure to perform their duties, provided that the maximum amount of liabilities under such contracts shall be the total of the amounts provided in applicable laws and regulations

CHAPTER VI. ACCOUNTING AUDITOR(S)

Article 37 (Accounting Auditor(s))

Accounting Auditor(s) shall be elected at the General Meeting of Shareholders.

Article 38 (Term of Office of Accounting Auditor(s))

1. The term of office of Accounting Auditor(s) shall expire at the close of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within one (1) year after appointment.

2. Unless otherwise resolved at the ordinary general meeting of shareholders mentioned in the preceding paragraph, Accounting Auditor(s) shall be deemed to have been reelected at such ordinary general meeting of shareholders.

CHAPTER VII. SETTLEMENT OF ACCOUNTS

Article 39 (Fiscal Year)

The fiscal year of the Company shall be one (1) year starting from April 1 of each year and ending on March 31 of the following year.

Article 40 (Organ to Decide Distribution of Retained Earnings, etc.)

Unless otherwise provided for in laws and regulations, the Board of Directors may, by its resolution, decide the matters, such as distribution of retained earnings, which are provided in each item of Article 459, Paragraph 1 of the Company Law of Japan.

Article 41 (Record Date for Distribution of Surplus)

1. The record date for the distribution of fiscal-year-end dividends (the first dividend among monetary dividends which are paid between April 1 and June 30 of each fiscal year) of the Company shall be March 31 of each year.

2. In addition to the record dates set forth in the preceding paragraph, the Company may distribute retained earnings by setting a record date.

Article 42 (Expiration for Dividend Payment)

1. If the asset to be distributed as dividends is cash and if such cash is not received within three (3) years after the date on which the Company commenced payment thereof, the Company shall be released from the obligation to make such payment.

2. The Company shall not pay interest on the distribution of retained earnings.

CHAPTER VIII. SUPPLEMENTARY PROVISIONS

Article 43 (First Fiscal Year)

Notwithstanding the provisions of Article 39 above, the first fiscal year of the Company shall be from the date of its establishment until March 31 of the following year.

Article 44 (Remuneration, etc. of Directors and Statutory Auditors)

Notwithstanding the provisions of Articles 26 and 34 above, remuneration, etc. of Directors and Statutory Auditors of the Company during the period from the date of its establishment until the closing of the first ordinary general meeting of shareholders shall be as follows:

a. Directors: No more than 150 million Japanese yen

b. Statutory Auditors: No more than 40 million Japanese yen

Article 45 (Deletion of Supplementary Provisions)

These Supplementary Provisions shall be deleted after the closing of the first ordinary general meeting of shareholders.

(End of the Attachment)

3. Matters Concerning the Applicability of the Stipulations set forth in Article 773, Paragraph 1, Items 5 and 6 of the Company Law of Japan

(1) The Company and Kioritz determined the share transfer ratio (the "Share Transfer Ratio") for common stock of Yamabiko Corporation to be delivered to the respective shareholders of the Company and Kioritz, which will become wholly owned subsidiaries of Yamabiko upon incorporation of Yamabiko, through the Share Transfer.

a. The Share Transfer Ratio is as follows:

0.1 shares of Yamabiko will be allocated and delivered for each share of the Company, and 0.123 shares of Yamabiko will be allocated and delivered for each share of Kioritz. In the event that fractional shares constituting less than a whole unit are generated with respect to the common stock of Yamabiko which are to be delivered to shareholders of the Company and Kioritz through the Share Transfer, pursuant to the provisions of Article 234 of the Company Law of Japan, cash equivalent to such fractional shares shall be paid to the shareholders.

The above Share Transfer Ratio may be changed, upon consultation of both companies, if material changes are made to underlying conditions that formed the basis of the calculation.

One unit of Yamabiko shares is expected to constitute 100 shares. Shareholders who hold one unit or more of the Company or Kioritz shares will be allocated and delivered one or more unit of Yamabiko shares. (Each unit of the Company and Kioritz shares currently constitute 1,000 shares).

The number of shares expected to be issued by Yamabiko in the Share Transfer is 11,100,384 shares of common stock.

The above number is based on the number of issued and outstanding shares of the Company as of the end of March 2008 and of Kioritz as of the end of April 2008. Accordingly, if stock acquisition rights or other rights are exercised before the date of incorporation of Yamabiko, the number of shares which will be issued may differ.

b. The basis of Calculation of the Share Transfer Ratio is as follows:

In order to ensure fairness when calculating the Share Transfer Ratio, the Company appointed Daiwa Securities SMBC Co., Ltd. ("Daiwa Securities SMBC"), and Shindaiwa appointed Nomura Securities Co., Ltd. ("Nomura Securities") as their respective financial advisors for the management integration, and obtained independent calculation reports on the Share Transfer Ratio from them.

Neither Daiwa Securities SMBC nor Nomura Securities is a related party of either the Company or Kioritz.

Daiwa Securities SMBC conducted the calculation with respect to both companies using (i) the market price method and (ii) the DCF method. The results of the calculation conducted by Daiwa Securities SMBC are indicated below. The following shows, for each calculation method, the ranges of the valuation of common stock of the Company in exchange for one share of Kioritz:

	Calculation method	Valuation range of share transfer ratio
1.	Market price method	Between 1.38 and 1.40
2.	DCF method	Between 1.09 and 1.27

With respect to the market price method, Daiwa Securities SMBC conducted the calculation as of April 9, 2008, with reference to (i) the volume weighted average price for the one month period ending on April 9, 2008, and (iii) the volume weighted average price for the period between the business day following the date on which the releases entitled "Third Quarter Financial and Business Results for the Fiscal Year Ending March 31, 2008" and "Notification with Respect to Revisions to Business Results Forecasts (Consolidated and Individual) for the Fiscal Year Ending March 31, 2008, and Revision to Projected Dividend" were released by the Company (February 8, 2008) and April 9, 2008, in order to take into account any effects of such releases.

When conducting the calculation of the Share Transfer Ratio, Daiwa Securities SMBC assumed, without independently verifying, the accuracy and completeness of the information which was furnished to Daiwa Securities SMBC by Kioritz and the Company, and information that was publicly available. Furthermore, Daiwa Securities SMBC has not conducted an independent valuation, audit or appraisal of any assets or liabilities (including contingent liabilities) of Kioritz or the Company, or any of their related companies, including analyses and valuations of individual assets and liabilities, and has not been provided with any such valuations or appraisals by a third party. Daiwa Securities SMBC has assumed that financial forecasts for both companies (including profit plans and other information) have been reasonably prepared based on the best estimates and judgments available at the time by the companies' respective management.

Based on the calculation of the Share Transfer Ratio conducted by Daiwa Securities SMBC and after giving comprehensive consideration to the respective financial conditions, assets, and factors behind their business outlook, the Company, upon careful discussions with Kioritz, agreed that the aforementioned Share Transfer Ratio is appropriate. The Company has confirmed that the above Share Transfer Ratio is within the range of the results of calculation conducted by Nomura Securities.

(2) The Company, through discussions with Kioritz, determined that the amounts of paid-in capital to be ¥6 billion, capital reserve to be ¥1.5 billion, and retained earnings to be ¥0, within the scope of Article 83 of the Company Accounting Regulations, after comprehensive consideration and review of capital policies of Yamabiko after its incorporation. The Company believes that these amounts are appropriate.

4. Matters with Respect to Kioritz

(1) Kioritz's financial statements and other information for the most recent fiscal year

The financial statements and other information relating to Kioritz for the most recent fiscal year (ended November 2007) are described in the section of this document entitled "Reference Materials for the Ordinary General Meeting of Shareholders".

(2) Contents of temporary financial statements setting a temporary date of settlement after the last day of the most recent fiscal year

N/A

(3) Disposition of material assets, material debt burden, and other matters which have material impact on the company's assets, occurred after the last day of the most recent fiscal year

N/A

5. Disposition of material assets, material debt burden, and other matters which have a material impact on the Company's assets, occurred after the last day of the most recent fiscal year

N/A

6. Information on Directors of Newly-Incorporated Parent Company

Directors of Yamabiko are as follows:

Name (Date of Birth)	Profile (Position and responsibility in Shindaiwa, representative position held in other companies)		(1) Number of Shares of Shindaiwa Owned (2) Number of Shares of Kioritz Owned (3) Number of Shares of Yamabiko Allocated
Yasushi Asamoto (August 26, 1944)	Apr. 1967	Joined Shindaiwa Corporation	(1) 1,090,264 shares (2) 0 shares (3) 109,026 shares
	Mar. 1980	Director, General Manager of Sales Department 1	
	Mar. 1986	Managing Director, General Manager of Planning Division	
	Oct. 1986	Managing Director, General Manager of Sales Division	
	Mar. 1989	Managing Director, General Manager of General Affairs Division	
	Mar. 1990	Senior Managing Director, General Manager of General Affairs Division	
	Mar. 1992	Director and Vice President	
	Oct. 1992	Representative Director and President of Chiyoda Kosakujo, Ltd. (currently, Shindaiwa Engineering Co., Ltd.)	
	Mar. 1993	Representative Director and President of Shindaiwa Engineering Co., Ltd. (current)	
	Nov. 1993	Representative Director and Chairman of Shindaiwa Inc. (current)	
Yasuhiko Kitazume (April 25, 1944)	Apr. 1968	Joined Kioritz Corporation	(1) 0 shares (2) 35,000 shares (3) 4,305 shares
	Dec. 1996	General Manager of Production Technology Department	
	Dec. 1998	Representative Director and President of Echo, Incorporated	
	Feb. 2000	Director of Kioritz Corporation	
	Dec. 2002	Director and Executive Officer of Kioritz Corporation (current), Deputy General Manager of Engineering Division	
	Feb. 2003	Representative Director and President of Kioritz Corporation (current)	
Hideaki Kawai (September 23, 1943)	Feb. 1960	Joined Kioritz Corporation	(1) 0 shares (2) 22,000 shares (3) 2,706 shares
	Mar. 1999	Representative Director and President of Kioritz Echo Shinetsu Co., Ltd.	
	Mar. 1993	Representative Director and President of Kioritz Echo Seibu Co., Ltd.	
	Feb. 1999	Director of Kioritz Corporation	
	Mar. 1999	Assistant to General Manager of Domestic Sales Division, General Manager of Sales & Marketing Department	
	Dec. 1999	Deputy General Manager of Sales & Marketing Division	
	Feb. 2002	Managing Director and Executive Officer (current)	
	Feb. 2002	General Manager of Sales & Marketing Division	
	Feb. 2005	Senior Managing Director (current), General Manager of Agricultural Machinery Division	
	Dec. 2006	General Manager of Agricultural and Industrial	

		Machinery Division (current)	
Noboru Iwamoto (June 9, 1945)	Apr. 1969	Joined Ryobi Limited	(1) 65,000 shares (2) 0 shares (3) 6,500 shares
	Apr. 1981	Joined Shindaiwa Corporation	
	Mar. 1995	General Manager of Corporate Planning Department	
	Mar. 1996	Director, General Manager of Corporate Planning Department	
	Apr. 1998	Director, Deputy General Manager of Sales Division	
	Jun. 1999	Managing Director	
	Jun. 2000	Senior Managing Director	
	Apr. 2004	Senior Managing Director, General Manager of Overseas Business Department	
	Jun. 2004	Senior Managing Director (current)	
Takeshi Sasaki (October 8, 1946)	Apr. 1969	Joined Kioritz Company	(1) 0 shares (2) 15,000 shares (3) 1,845 shares
	Dec. 1998	General Manager of Personal Department	
	Dec. 1999	General Manager of Personal Department of Administration Division	
	Feb. 2002	Executive Officer (current)	
	Feb. 2003	Senior Executive Officer	
	Mar. 2003	General Manager of Corporate Planning Department	
	Dec. 2003	Representative Director and Chairman of Echo, Incorporated	
	Feb. 2004	Director of Kioritz Corporation	
	Jun. 2004	Deputy General Manager of Sales & Marketing Division	
	Feb. 2005	Managing Director (current), General Manager of Sales & Marketing Division (current)	
Katsuyuki Maeda (August 22, 1952)	Apr. 1977	Joined Shindaiwa Corporation	(1) 19,000 shares (2) 0 shares (3) 1,900 shares
	Jun. 1997	General Manager of Designing Technology Department of Engineering Research and Development Division, General Manager of Development Management Department	
	Jun. 1999	Director, Deputy General Manager of Engineering Research and Development Division, Head of Central Technology Research Institute	
	Jun. 2000	Director, General Manager of Engineering Research and Development Division, General Manager of Development Management Department, Head of Central Technology Research Institute, General Manager of Designing Technology Department	
	Jun. 2001	Director, General Manager of Engineering Research and Development Division (current)	
	Jun. 2006	Managing Director (current), General Manager of Engineering Research and Development Division	
Shigeki Kondo (June 30, 1950)	Apr. 1974	Joined Mitsui & Co., Ltd.	(1) 0 shares (2) 0 shares (3) 0 shares
	Oct. 2001	General Manager of Marine Energy Project Department of Ship & Marine Project Division of Mitsui & Co., Ltd.	
	Aug. 2004	General Manager of Investment Planning & Administration Department of Corporate Administrative Division of Mitsui & Co., Ltd.	
	Apr. 2006	General Manager of Project & Investment Coordination Department of Investment Administration Division of Mitsui & Co., Ltd.	

	Jan. 2007	Advisor of Kioritz Corporation	
	Feb. 2007	Executive Officer (current) Responsible for Overseas (current)	
	Feb. 2008	Director (current), Responsible for Distribution (current)	

(Note) There are no conflicts of interest between candidates for directors of Yamabiko and the Company or Kioritz. In addition, there will be no conflicts of interest between such candidates for directors of Yamabiko and Yamabiko Corporation.

7. Information on Statutory Auditors of Newly-Incorporated Parent Company

Statutory Auditors of Yamabiko are as follows:

Name (Date of Birth)	Profile (Position and responsibility in Shindaiwa, representative position held in other companies)		(1) Number of Shares of Shindaiwa Owned (2) Number of Shares of Kioritz Owned (3) Number of Shares of Yamabiko Allocated
Masatoshi Miyahara (April 20, 1945)	Apr. 1968	Joined Kioritz Corporation	(1) 0 shares (2) 12,000 shares (3) 1,476 shares
	Feb. 2002	General Manager of Distribution Management Department of Sales & Marketing Division	
	Feb. 2003	Executive Officer	
	Mar. 2003	General Manger of Sales Department of Sales & Marketing Division	
	Dec. 2005	Deputy General Manager of Sales & Marketing Division	
	Feb. 2006	Responsible for Quality Assurance/Distribution	
	Feb. 2008	Standing Statutory Auditor (current)	
Shigeharu Owa (April 10, 1952)	Apr. 1977	Joined The Tokai Bank, Ltd. (currently The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	(1) 18,000 shares (2) 0 shares (3) 1,800 shares
	Jul. 2002	Seconded to Shindaiwa Corporation, Deputy General Manager of Administration Division	
	Jun. 2003	Director, Deputy General Manager of Administration Division	
	Jun. 2004	Director, General Manager of Administration Division (current)	
Masato Tanaka (July 29, 1943)	Jul. 2001	Chief of the Suginami Tax Office	(1) 0 shares (2) 1,000 shares (3) 123 shares
	Jul. 2002	Resigned from National Tax Agency	
	Aug. 2002	Registered as certified tax accountant (current), Opened Tanaka Certified Accountant Office (current)	
	Feb. 2006	Statutory Auditor of Kioritz Corporation (current)	
Tetsuo Yamashita (September 28, 1948)	Apr. 1982	Registered as attorney at law	(1) 37,000 shares (2) 0 shares (3) 3,700 shares
	Jan. 1985	Opened Yamashita Law Office (current)	
	Jun. 1999	Statutory Auditor of Shindaiwa Corporation (current)	

(Notes) 1. There are no conflicts of interest between candidates for directors of Yamabiko and the Company or Shindaiwa. In addition, there will be no conflicts of interest between such candidates for directors of Yamabiko and Yamabiko Corporation.

2. Messrs. Masato Tanaka and Tetsuo Yamashita are candidates for outside statutory auditors.

3. The reasons of appointment of candidates for outside auditors are as follows:

a. Mr. Masato Tanaka is a certified tax accountant and has considerable knowledge of financial and accounting. In addition, Mr. Tanaka has substantial insight as an outside statutory auditor. Accordingly, the Company came to the conclusion that Mr. Tanaka has the ability to appropriately perform his duty as an outside statutory auditor.

b. Mr. Tetsuo Yamashita has special knowledge and experience as an attorney. In addition, Mr. Yamashita has substantial insight as an outside statutory auditor. Accordingly, the Company came to the conclusion that Mr. Yamashita has the ability to appropriately perform his duty as an outside statutory auditor.

8. Information on Accounting Auditor of Newly-Incorporated Parent Company

Accounting Auditor of Yamabiko is as follows:

<table>
<tr><td>Name</td><td colspan="2">Toyo Horwath</td></tr>
<tr><td>Address of Head Office</td><td colspan="2">6F, Sumitomo Fudosan Kanda Building
7 Kanda Mitoshiro-cho, Chiyoda-ku, Tokyo</td></tr>
<tr><td rowspan="5">History</td><td>Dec. 1971</td><td>Incorporated and registered as Nitto Auditing Firm</td></tr>
<tr><td>Nov. 1981</td><td>Changed its name to Toyo Auditing Firm at the time of integration with Toranomon Auditing Firm, and transferred the principal office to Chuo-ku, Tokyo and established sub-offices in Osaka and Nagoya</td></tr>
<tr><td>Mar. 2003</td><td>Aligned with Horwath International</td></tr>
<tr><td>Jan. 2005</td><td>Merged with Nishimura Accounting Firm</td></tr>
<tr><td>Oct. 2006</td><td>Merged with Toto Auditing Firm</td></tr>
<tr><td>Outlines</td><td colspan="2">Paid-in Capital: ¥231 million

Number of Employees: (as of March 31, 2008)

Representative partners, staff: 107
Certified public accountants: 205
Assistant certified public accountants: 14
Persons who passed new examination: 14
Persons who passed part of new examination: 6
Others: 38
Total: 384

Number of Involved Companies: 485</td></tr>
</table>

9. Matters defined in Articles 82 and 84 of the Regulations of Enforcement of the Company Law of Japan with respect to remuneration of directors and statutory auditors of Yamabiko Corporation

Taking into consideration of the aggregate amount of remuneration of Shindaiwa and Kiroitz as well as other circumstances, the aggregate amount of remuneration of directors and statutory auditors of Yamabiko during the period from the date of incorporation of Yamabiko until the closing of the first ordinary general meeting of shareholders shall be as follows:

Directors:	No more than ¥150 million
Statutory Auditors:	No more than ¥40 million

The number of directors and statutory auditors of Yamabiko at the time of its incorporation will be seven and four, respectively.

2nd Agenda: Election of 11 Directors

Upon the closing of this ordinary general meeting of shareholders, all directors (eleven) will conclude their terms of offices as directors, it is hereby proposed that eleven directors be elected.

The candidates for directors are as follows:

No.	Name (Date of Birth)	Profile (Position and responsibility in Shindaiwa, representative position held in other companies)		Number of Shares of Shindaiwa Owned
1	Yasushi Asamoto (August 26, 1944)	Apr. 1967	Joined Shindaiwa Corporation	1,090,264 shares
		Mar. 1980	Director, General Manager of Sales Department 1	
		Mar. 1986	Managing Director, General Manager of Planning Division	
		Oct. 1986	Managing Director, General Manager of Sales & Marketing Division	
		Mar. 1989	Managing Director, General Manager of General Affairs Division	
		Mar. 1990	Senior Managing Director, General Manager of General Affairs Division	
		Mar. 1992	Director and Vice President	
		Oct. 1992	Representative Director and President of Chiyoda Kosakujo, Ltd. (currently, Shindaiwa Engineering Co., Ltd.)	
		Mar. 1993	Representative Director and President of Shindaiwa Engineering Co., Ltd. (current)	
		Nov. 1993	Representative Director and Chairman of Shindaiwa Inc. (current)	
2	Noboru Iwamoto (June 9, 1945)	Apr. 1969	Joined Ryobi Limited	65,000 shares
		Apr. 1981	Joined Shindaiwa Corporation	
		Mar. 1995	General Manager of Corporate Planning Department	
		Mar. 1996	Director, General Manager of Corporate Planning Department	
		Apr. 1998	Director, Deputy General Manager of Sales & Marketing Division	
		Jun. 1999	Managing Director	
		Jun. 2000	Senior Managing Director	
		Apr. 2004	Senior Managing Director, General Manager of Overseas Business Department	
		Jun. 2004	Senior Managing Director (current)	
3	Masayuki Ozuno (August 20, 1947)	Apr. 1970	Joined Shindaiwa Corporation	98,387 shares
		Jun. 1992	Head of Kinki Block of Sales & Marketing Division	
		Mar. 1996	Director, Head of Kinki Block of Sales & Marketing Division	
		Jul. 1996	Director, Deputy General Manager of Sales & Marketing Division	
		Jun. 1999	Director, General Manager of Sales & Marketing Division	
		Jun. 2001	Managing Director, General Manager of Sales & Marketing Division	

		Jun. 2004	Managing Director (current)	
4	Katsuyuki Maeda (August 22, 1952)	Apr. 1977	Joined Shindaiwa Corporation	19,000 shares
		Jun. 1997	General Manager of Designing Technology Department of Engineering Research and Development Division, General Manager of Development Management Department	
		Jun. 1999	Director, Deputy General Manager of Engineering Research and Development Division, Head of Central Technology Research Institute	
		Jun. 2000	Director, General Manager of Engineering Research and Development Division, General Manager of Development Management Department, Head of Central Technology Research Institute, General Manager of Designing Technology Department	
		Jun. 2001	Director, General Manager of Engineering Research and Development Division	
		Jun. 2006	Managing Director (current), General Manager of Engineering Research and Development Division	
5	Takefumi Niwaki (August 20, 1952)	Apr. 1975	Joined Sanken Sangyo Co., Ltd.	48,000 shares
		Apr. 1985	Joined Shindaiwa Corporation	
		Jul. 1996	General Manager of Sales & Marketing Division	
		Jun. 1999	Director, Deputy General Manager of Sales & Marketing Division	
		Jun. 2004	Director, General Manager of Domestic Sales Division	
		Jun. 2007	Managing Director, General Manager of Domestic Sales Division (current)	
6	Yasuo Ishikawa (February 20, 1951)	Apr. 1973	Joined Hiroshima Mutual Bank, Ltd. (currently, The Momiji Bank, Ltd.)	21,000 shares
		Aug. 2000	Seconded to Shindaiwa Corporation, Deputy General Manager of Administration Division	
		Nov. 2000	Deputy General Manager of Manufacturing Division	
		Jun. 2001	Director, Deputy General Manager of Manufacturing Division	
		May 2004	Representative Director and President of Shindaiwa Business Support Co., Ltd.	
		Jun. 2004	Director, General Manager of Manufacturing Division of Shindaiwa Corporation	
		May 2005	Representative Director and President of Shindaiwa Engineering Co., Ltd.	
		Aug. 2006	Representative Director of Shindaiwa Machinery Co., Ltd. (China) (current)	
		Jun. 2007	Managing Director, General Manager of Manufacturing Division of Shindaiwa Corporation (current)	
7	Takashi Harada (July 10, 1951)	Apr. 1980	Joined Shindaiwa Corporation	26,000 shares
		May 1999	General Manager of Corporate Planning Department	
		Jun. 1999	Director, General Manager of Corporate Planning Department	

		Jun. 2001	Director, General Manger of Administration Division	
		Jun. 2004	Director, General Manager of International Sales and Marketing Division	
		Oct. 2007	Director (current)	
		Dec. 2007	Vice President of Shindaiwa Inc. (current)	
8	Shigeharu Owa (April 10, 1952)	Apr. 1977	Joined The Tokai Bank, Ltd. (currently The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	18,000 shares
		Jul. 2002	Seconded to Shindaiwa Corporation, Deputy General Manager of Administration Division	
		Jun. 2003	Director, Deputy General Manager of Administration Division	
		Jun. 2004	Director, General Manager of Administration Division (current)	
9	Kenji Matsushima (August 20, 1948)	Apr. 1967	Joined Toyo Kogyo Co., Ltd. (currently Mazda Motor Corporation)	11,000 shares
		Apr. 2001	Joined Shindaiwa Corporation, Assistant to General Manager of Production Technology Department of Manufacturing Division	
		Jun. 2005	Director, Deputy General Manager of Manufacturing Division (current)	
10	Manabu Asamoto (June 13, 1966)	Apr. 1991	Joined East Japan Railway Company	15,000 shares
		Jan. 1999	Joined Shindaiwa Corporation	
		Apr. 2007	General Manager of Corporate Planning Department	
		Jun. 2007	Director, General Manager of Corporate Planning Department (current)	
11	Thomas L. Bunch (June 8, 1941)	Sep. 1965	Joined Omark Industries, Inc.	0 shares
		Jul. 1981	Joined Shindaiwa Inc.	
		Jun. 1992	Director and President of Shindaiwa Inc. (current)	
		Jun. 2003	Director of Shindaiwa Corporation (current)	

(Notes)

1. Two candidates for directors, Messrs. Yasushi Asamoto and Thomas L. Bunch are Representative Director and President, and Director and President, respectively, of Shindaiwa, Inc., to which the Company partially entrusts sale of its products.
2. The candidate for directors, Mr. Yasuo Ishikawa is Representative Director of Shindaiwa Machinery Co., Ltd. (China), with which the Company has transaction relationship of purchase and sale of parts.
3. There is no special interest between the other candidates and the Company.

End of Document

END